Exhibit 2.1

Execution Version

PURCHASE AND SALE AGREEMENT

among

CROWN POINT INTERNATIONAL LLC, as Seller

PBF LOGISTICS LP, as Purchaser

and,

CPI OPERATIONS LLC, for the limited purposes set forth herein

Dated July 16, 2018

i

Exhibits and Schedules

EXHIBIT A	Pre-Closing Restructuring
EXHIBIT B	Parent Guarantee
EXHIBIT C	Tax Adjustment

Schedule 2.03	Stated Accounting Principles and Sample Calculation of Net Working Capital

PURCHASE AND SALE AGREEMENT

This PURCHASE AND SALE AGREEMENT, dated July 16, 2018 (this “Agreement”), is entered into among CROWN POINT INTERNATIONAL LLC, a Delaware limited liability company (“Seller”), PBF LOGISTICS LP, a Delaware limited partnership (“Purchaser”), and CPI OPERATIONS LLC, a Delaware limited liability company (the “Company”) solely for purposes of Sections 7.02(a)(2), 7.14, and 9.02, and the specified Sections of Article XI.

RECITALS

WHEREAS, as of the date hereof, Seller owns all of the issued and outstanding membership interests in the Company (collectively, the “Membership Interests”);

WHEREAS, at the Owned Real Property, the Company previously was both engaged in the crude oil refining business and is currently engaged in the refined products terminalling business (collectively, the “Business”);

WHEREAS, subject to the terms and conditions hereof, prior to the Closing, Seller will cause the Restructuring to be completed; and

WHEREAS, Purchaser desires to purchase from Seller, and Seller desires to sell to Purchaser, all of the Membership Interests.

NOW, THEREFORE, Purchaser and Seller (each a “party” and collectively, the “parties”) hereby agree as follows:

ARTICLE I

PRE-CLOSING ACTIONS

SECTION 1.01 Pre-Closing Action. Prior to the Closing, Seller shall cause the actions set forth on Schedule A (such actions collectively, the “Restructuring”) to occur.

ARTICLE II

PURCHASE AND SALE; CLOSING AND POST-CLOSING PURCHASE PRICE ADJUSTMENT

SECTION 2.01 Purchase and Sale. On the terms and subject to the conditions set forth in this Agreement, at the Closing (as defined below), (a) Seller shall sell, transfer, convey, assign and deliver to Purchaser all of the Membership Interests, and (b) Purchaser shall purchase from Seller, the Membership Interests, free and clear of all Liens (other than (A) Liens created by Purchaser in connection with the consummation of the Transactions and (B) restrictions on transfer which may arise under applicable securities Laws), for an aggregate purchase price of $107,000,000 in cash (the “Base Purchase Price”), which Base Purchase Price is subject to adjustment as set forth in Article II (as so adjusted, the “Purchase Price”). The purchase and sale of the Membership Interests is referred to in this Agreement as the “Membership Interest Purchase”. The Membership Interest Purchase, together with any other transactions contemplated by this Agreement, shall hereinafter be referred to as the “Transactions”.

SECTION 2.02 Closing; Closing Deliverables.

(a) The consummation of the Membership Interest Purchase (the “Closing”) shall take place at the offices of Cravath, Swaine & Moore LLP, 825 Eighth Avenue, New York, New York 10019 at 10:00 a.m. ET on the third Business Day following the date of satisfaction (or, to the extent permitted by Law, waiver by all parties) of the conditions set forth in Section 8.01, or, if on such day any condition set forth in Section 8.02 or 8.03 has not been satisfied (or, to the extent permitted by Law, waived by the party or parties entitled to the benefits thereof), as soon as practicable after all the conditions set forth in Article VIII have been satisfied and remain satisfied (or, to the extent permitted by Law, waived by the parties entitled to the benefits thereof), or at such other place, time and date as shall be agreed in writing between Purchaser and Seller. The date on which the Closing occurs is referred to in this Agreement as the “Closing Date”.

(b) At the Closing, Purchaser shall:

(i) pay to Seller by wire transfer to the bank account designated in writing by Seller at least two Business Days prior to the Closing Date, an amount equal to the Closing Date Payment;

(ii) deliver to Seller the officer’s certificates required to be delivered pursuant to Sections 8.03(a) and 8.03(b);

(iii) deliver to Seller all other agreements, documents, instruments and certificates required to be delivered by Purchaser at or prior to Closing pursuant to this Agreement; and

(iv) deliver to Seller evidence of the amounts paid as premiums for the Representation and Warranty Policy and Environmental Policy.

(c) At the Closing, Seller shall deliver (and with respect to clause (iv) and (v), shall also cause to be delivered) to Purchaser:

(i) the officer’s certificates required to be delivered pursuant to Sections 8.02(a), 8.02(b) and 8.02(c);

(ii) a certification of non-foreign status in the form prescribed by Treasury Regulation Section 1.1445-2(b) with respect to Seller;

(iii) an assignment or such other documentation as is reasonably required to transfer the Membership Interests to Purchaser;

(iv) the Payoff Letters;

(v) evidence of the completion of the Restructuring in a form reasonably satisfactory to Purchaser;

(vi) all material consents to the transactions contemplated by this Agreement required in respect of Material Contracts, Post-Signing Material Contracts and the Contracts assigned to the Company pursuant to the Restructuring;

(vii) such other instruments as Purchaser reasonably requests evidencing the transfer to the Company of material assets held by Seller and used by the Company in the conduct of the Business, except for any assets listed on Section 3.19(a) of the Seller Disclosure Letter that are specifically identified as being retained by Seller; and

(viii) all other agreements, documents, instruments and certificates required to be delivered by the Seller Group at or prior to Closing pursuant to this Agreement.

SECTION 2.03 Purchase Price Adjustment. (a) Estimated Closing Adjustment. No more than seven Business Days and not less than three Business Days prior to the anticipated Closing Date, Seller shall deliver to Purchaser a written statement (the “Estimated Adjustment Statement”) setting forth in reasonable detail (A) Seller’s good faith estimate of (1) Net Working Capital (“Estimated Net Working Capital”) calculated in the manner set forth on Schedule 2.03, accompanied by an estimated balance sheet of the Company as of the Measurement Time, and (2) Closing Date Cash (“Estimated Closing Date Cash”), and (B) Seller’s calculation of the Estimated Closing Adjustment and the Closing Date Payment. The Estimated Adjustment Statement shall include all supporting calculations and records. Seller shall provide Purchaser with a reasonable opportunity to review and comment on the components of the Estimated Adjustment Statement after delivery of the Estimated Adjustment Statement and prior to the Closing. Seller shall provide, and shall cause the Company to provide, Purchaser and Purchaser’s independent accountant and financial advisor, at no expense to Purchaser, access to the working papers, accounting and other books and records of the Business and the appropriate personnel to the extent reasonably required to complete its review of the Estimated Adjustment Statement.

(b) Closing Statement. No later than 60 days after the Closing Date, Purchaser shall cause to be prepared and delivered to Seller a written statement (the “Closing Statement”) setting forth in reasonable detail (i) Purchaser’s calculation of (A) Net Working Capital, which shall be accompanied by a balance sheet of the Company as of the Measurement Time, and (B) Closing Date Cash and (ii) Purchaser’s calculation of the Closing Adjustment.

(c) Disputes.

(i) If Seller disagrees with the Closing Statement or Purchaser’s calculation of Net Working Capital, Closing Date Cash or the resulting Closing Adjustment delivered pursuant to Section 2.03(b), then Seller may, within 45 days after receipt by Seller of the Closing Statement and such calculations, deliver a written notice (a “Dispute Notice”) to Purchaser providing in reasonable detail the reason for any disagreement and Seller’s calculation (in accordance with the Stated Accounting Principles in the case of Net Working Capital and Closing Date Cash) of such disputed items or amounts. Except as set forth in any Dispute Notice delivered in accordance with this Section 2.03(c), Seller shall be deemed to have agreed with all other items and amounts contained in the Closing Statement and the calculation of Net Working Capital, Closing Date Cash, and the resulting Closing Adjustment delivered pursuant to Section 2.03(b). Seller may deliver a Dispute Notice disagreeing with any individual item or amount contained in such calculations.

(ii) In connection with the preparation of the Closing Statement pursuant to Section 2.03(b) and during the period of any dispute within the contemplation of this Section 2.03(c), from the Closing Date through the resolution of any adjustment to the Closing Date Payment contemplated by this Section 2.03, Purchaser and Seller shall, and shall cause their Affiliates to provide the other party and the other party’s investment bankers, financial advisors, attorneys, accountants or other advisors, agents or representatives (collectively, the “Representatives”) with reasonable access to the personnel, properties, books and records reasonably requested by the other party for any purpose relating to any adjustment contemplated by this Section 2.03 and otherwise cooperate in good faith with the other party and its Representatives, in each case, subject to customary confidentiality and indemnity agreements, including by providing reasonable access on a timely basis to all information reasonably requested by the other party as it relates to the determination of the Estimated Adjustment Statement or Closing Statement and the calculation of the components thereof (including Net Working Capital, Closing Date Cash and the Closing Adjustment).

(iii) If a Dispute Notice is delivered in accordance with this Section 2.03(c), then Seller and Purchaser shall, during the 30 days following such delivery, seek in good faith to reach agreement on the disputed items or amounts in order to resolve the applicable dispute and finally determine Net Working Capital, Closing Date Cash and the Closing Adjustment, as applicable. At the end of such period, if Seller and Purchaser are unable to reach such agreement with respect to any dispute set forth in the Dispute Notice, they shall promptly thereafter submit to PricewaterhouseCoopers LLP, or if such firm is unable or unwilling to act, such nationally recognized independent public accounting firm as shall be agreed upon in writing by Seller and Purchaser (such agreement not to be unreasonably withheld, conditioned or delayed) (the “Accounting Firm”) for review the relevant portions of this Agreement, the Closing Statement and the disputed items or amounts set forth in the Dispute Notice that remain in dispute for the purpose of calculating Net Working Capital, Closing Date Cash and the Closing Adjustment, as applicable. Each party shall provide a copy of any written materials submitted to the Accounting Firm to the other party. In making such calculation, the Accounting Firm shall consider only those items or amounts in the Closing Statement and Purchaser’s calculation of Net Working Capital, Closing Date Cash and the Closing Adjustment, as applicable, that the parties indicate as remaining in dispute. The Accounting Firm shall deliver to Seller and Purchaser, as promptly as practicable (but in no event later than 30 days) after the date of engagement of the Accounting Firm, a written report setting forth its decision resolving the matters in dispute; provided, however, that the Accounting Firm shall resolve the unresolved disputes by adopting a position that is either equal to Purchaser’s position as set forth in or accompanying the Closing Statement, Seller’s position as set forth in any Dispute Notice delivered in accordance with this Section 2.03(c) or between such respective positions proposed by Purchaser and Seller. Such report shall be set forth in a written statement and be final and binding upon, and non-appealable (except as provided in Section 2.03(c)(v)) by, Seller and Purchaser, and each party shall bear its own expenses and the fees and expenses of its own Representatives, including its independent accountants, in connection with the review, dispute (if any) and final determination of the Closing Statement and the components thereof. The costs and expenses of the Accounting Firm shall be allocated to and borne by Purchaser, on the one hand, and Seller, on the other hand, based on the inverse of the percentage that the Accounting Firm’s determination (before such allocation) bears to the total amount of the items in dispute as originally submitted to the Accounting Firm. For example, should the items in dispute total in amount to $1,000 and the Accounting Firm award $600 in favor of Seller’s position, then 60% of the costs and expenses of the Accounting Firm would be allocated to and borne by Purchaser and 40% of such costs and expenses would be allocated to and borne by Seller.

(iv) The scope of the disputes to be resolved by the Accounting Firm shall be limited to (A) whether the Closing Statement was prepared in accordance with the terms of this Agreement, including the Stated Accounting Principles, as applicable, with respect to the matters that were submitted for resolution to the Accounting Firm pursuant to Section 2.03(c)(iii) and (B) whether there were mathematical errors in the Closing Statement. The Accounting Firm is not authorized to, and shall not, make any other determination, including (A) any determination with respect to any matter included in the Closing Statement or in any Dispute Notice that was not submitted for resolution to the Accounting Firm pursuant to Section 2.03(c)(iii), (B) any determination as to the accuracy of any representation or warranty in this Agreement or (C) any determination as to compliance by Purchaser or Seller with any of its covenants in this Agreement.

(v) The dispute resolution by the Accounting Firm under this Section 2.03(c) shall constitute an expert determination under New York CPLR Article 76 and shall not constitute an arbitration. The determinations of the Accounting Firm as to any issue of fact shall be final and binding, absent fraud, bad faith or manifest error. Judgment may be entered upon the determination of the Accounting Firm in New York State Supreme Court or any other court having jurisdiction over the party against which such determination is to be enforced.

(d) The calculation of the Closing Adjustment (as adjusted, if a proper Dispute Notice is received in accordance with Section 2.03(c), by written agreement of Purchaser and Seller and/or the written determination of the Accounting Firm in accordance with Section 2.03(c)) is referred to in this Agreement as the “Final Closing Adjustment”.

(e) Final Settlement and Adjustment to Purchase Price; Payment.

(i) If the Estimated Closing Adjustment is greater than the Final Closing Adjustment (such excess, the “Final Purchase Price Recoupment Amount”), then within five Business Days after the Final Closing Adjustment is finally determined pursuant to this Section 2.03, Seller shall pay an amount equal to the Final Purchase Price Recoupment Amount to Purchaser by wire transfer of immediately available funds to the bank account designated in writing by Purchaser at least two Business Days prior to the date of the required payment.

(ii) If the Final Closing Adjustment is greater than the Estimated Closing Adjustment (such excess, the “Purchaser Adjustment Payment”), then within five Business Days after the Final Closing Adjustment is finally determined pursuant to this Section 2.03, Purchaser shall pay an amount equal to the Purchaser Adjustment Payment to Seller by wire transfer of immediately available funds to the bank account designated in writing by Seller at least two Business Days prior to the date of the required payment.

(iii) Any payments made pursuant to this Section 2.03(e) shall be treated as an adjustment to the purchase price for all Tax purposes, unless otherwise required by applicable Law.

(f) Property Tax Refunds and Credits. To the extent that Property Tax refunds or credits with respect to the Owned Real Property relating to any Pre-Closing Tax Period or the portion of any Straddle Period ending on the Closing Date are received, or allowed or applied, after the date hereof, Seller hereby assigns to Purchaser any and all rights of Seller to such Tax credits or refunds. To the extent such amounts are paid to Seller, Seller shall remit such amounts to Purchaser by wire transfer of immediately available funds to the bank account designated in writing by Purchaser.

SECTION 2.04 Withholding Rights for Taxes. Purchaser shall be entitled to deduct and withhold from any payment made hereunder such amounts as may be required to be deducted and withheld with respect to the making of such payment under the Internal Revenue Code of 1986, as amended (the “Code”), or under any provision of Federal, state, local or foreign Law relating to Taxes. To the extent that amounts are so withheld and paid over to the appropriate Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the person in respect of which Purchaser made such deduction or withholding. Purchaser shall, and shall cause its Affiliates to, cooperate in good faith to minimize any withholding that may apply to any payments described in this Section 2.04.

SECTION 2.05 Insurance Policy Expenses. No more than seven Business Days and not less than three Business Days prior to the anticipated Closing Date, Purchaser shall prepare and deliver to Seller a statement setting forth the premiums payable by Purchaser for (i) the Representation and Warranty Policy and (ii) the Environmental Policy, as well as Purchaser’s calculation of the Insurance Policy Expenses.

SECTION 2.06 Purchase Price Remainder. (a) On or before the first anniversary of the Closing Date (or if such date is not a Business Day, on the next Business Day thereafter), Purchaser shall pay to Seller by wire transfer of immediately available funds to the bank account designated in writing by Seller at least two (2) Business Days prior to such date, an amount equal to the Remainder Payment.

(b) If Purchaser fails to pay Seller any portion of the Remainder Payment by the first anniversary of the Closing Date, simple interest shall thereafter accrue on the unpaid portion of the Remainder Payment until the date of payment at the per annum rate of 675 basis points over prevailing three-month LIBOR. Additionally, Purchaser shall pay all fees and expenses incurred by Seller in collecting the unpaid portion of the Remainder Payment and accrued interest.

SECTION 2.07 No Indebtedness. On the Closing Date, Seller agrees to deliver the Company with no Indebtedness, and shall provide to Purchaser reasonably satisfactory evidence of (a) the termination of the Line of Credit Facility Agreement, dated December 2, 2014, among Axeon Refining LLC, as Borrower, Axeon Specialty Products LLC, and LG Asphalt L.P., as Lender (as amended or supplemented from time to time), and the release of all liens in connection therewith and (b) any other Indebtednesses outstanding after the date hereof (such evidence, the “Payoff Letters”).

SECTION 2.08 Additional Consideration. (a) General. As additional consideration for the acquisition of the Membership Interests, Company, Purchaser shall pay to Seller amounts calculated in accordance with this Section 2.08.

(b) Earn-Out Statement.

(i) Within 60 days following the end of each Contract Year, Purchaser shall prepare and deliver to Seller a statement (each, an “Earn-Out Statement”) setting forth Purchaser’s determination of Earn-Out Consideration, including the Total Processing Revenue, Net Energy Cost, Other Variable Costs, Fixed Costs and the components thereof, for such Contract Year.

(ii) Upon receipt of an Earn-Out Statement, Seller may accept such Earn-Out Statement or initiate a review of such Earn-Out Statement and shall provide written notice of its decision to Purchaser no later than ten Business Days following receipt of such Earn-Out Statement. If Seller does not provide such written notice to Purchaser within such ten-Business Day period, Seller shall be deemed to have accepted such Earn-Out Statement. If Seller accepts such Earn-Out Statement (or is deemed to have accepted Earn-Out Statement), Purchaser shall pay Seller the Earn-Out Consideration shown as due on such Earn-Out Statement within five Business Days of the acceptance (or deemed acceptance) thereof by Seller in cash by wire transfer of immediately available funds to an account designated in writing by Seller.

(c) Review.

(i) If Seller delivers written notice pursuant to Section 2.08(b)(ii) of its intent to initiate a review of such Earn-Out Statement, during the 60-day period following Purchaser’s receipt of such notice Purchaser shall provide reasonable access during normal business hours to and otherwise make available to Seller and its advisors, to the extent within the control of Purchaser, its independent auditors, the relevant personnel and relevant books and records of the Business and other documents that may be reasonably requested by Seller and its advisors to determine whether the calculation of any Earn-Out Consideration in any Earn-Out Statement that is the subject of the review was made in accordance with the terms of this Agreement.

(ii) Prior to the expiration of such 60-day period, Seller may challenge any Earn-Out Statement that is the subject of the review by written notice to Purchaser (an “Earn-Out Dispute Notice”). If Seller fails to deliver an Earn-Out Dispute Notice prior to the expiration of such 60-day period, the Earn-Out Statement subject to review shall be deemed final, and Purchaser shall pay Seller the Earn-Out Consideration shown as due on such Earn-Out Statement within five Business Days after the expiration of such 60-day period in cash by wire transfer of immediately available funds to an account designated in writing by Seller.

(iii) Any Earn-Out Dispute Notice shall (A) specify in reasonable detail the reason for any disagreement so asserted and (B) only include disagreements based on mathematical errors or based on Earn-Out Consideration not being calculated in accordance with the terms of this Agreement. During the 45-day period following the delivery of an Earn-Out Dispute Notice, Seller and Purchaser shall seek in good faith to resolve in writing the disputed items or amounts specified in the Earn-Out Dispute Notice. During such period, Purchaser and its auditors shall have access to the work papers, schedules and calculations of Seller and Seller’s advisors, if any, subject to execution by Purchaser (and such other parties as Seller’s advisors may require) of any documentation as Seller’s advisors may require. If Purchaser and Seller are able to resolve their disagreements during the 45-day period, the parties shall accordingly set the terms of any payment required pursuant to this Section 2.08 (if any), and Purchaser shall pay Seller the Earn-Out Consideration agreed to by the parties within five Business Days after the resolution of their disagreements in cash by wire transfer of immediately available funds to an account designated in writing by Seller.

(iv) At the end of such 45-day period, if Seller and Purchaser are unable to reach such agreement with respect to any dispute set forth in the Earn-Out Dispute Notice, they shall promptly thereafter submit to the Accounting Firm for review the relevant portions of this Agreement, the relevant Earn-Out Statement and the disputed items or amounts set forth in the Earn-Out Dispute Notice that remain in dispute and which were properly included in the Earn-Out Dispute Notice, in the form of a written brief. Each party shall provide a copy of any written materials submitted to the Accounting Firm to the other party. In making such calculation, the Accounting Firm shall consider only those items or amounts from the Earn-Out Dispute Notice that the parties indicate as remaining in dispute. The Accounting Firm shall deliver to Seller and Purchaser, as promptly as practicable (but in no event later than 30 days) after the date of engagement of the Accounting Firm, a written report setting forth its decision resolving the matters in dispute; provided, however, that the Accounting Firm shall resolve such unresolved disputes by adopting a position that is either equal to Purchaser’s position as set forth in its brief, Seller’s position as set forth in its brief or between such respective positions proposed by Purchaser and Seller. Such report shall be final and binding upon, and non-appealable by, Seller and Purchaser, and each party shall bear its own expenses and the fees and expenses of its own Representatives, including its independent accountants, in connection with the review, dispute (if any) and final determination of any Earn-Out Statement at issue and the components thereof. The costs and expenses of the Accounting Firm shall be allocated to and borne by Purchaser, on the one hand, and Seller, on the other hand, based on the inverse of the percentage that the Accounting Firm’s determination (before such allocation) bears to the total amount of the items in dispute as originally submitted to the Accounting Firm. For example, should the items in dispute total in amount to $1,000 and the Accounting Firm award $600 in favor of Seller’s position, then 60% of the costs and expenses of the Accounting Firm would be allocated to and borne by Purchaser and 40% of such costs and expenses would be allocated to and borne by Seller.

(v) The scope of the disputes to be resolved by the Accounting Firm shall be limited to (A) whether a challenged Earn-Out Statement was prepared in accordance with the terms of this Agreement with respect to the matters that were submitted for resolution to the Accounting Firm pursuant to this Section 2.08(c) and (B) whether there were mathematical errors in such Earn-Out Statement. The Accounting Firm is not authorized to, and shall not, make any other determination, including (A) any determination with respect to any matter included in any Earn-Out Statement or in any Earn-Out Dispute Notice that was not properly submitted for resolution to the Accounting Firm pursuant to this Section 2.08(c) or (B) any determination as to compliance by Purchaser or Seller with any of its covenants in this Agreement.

(vi) The dispute resolution by the Accounting Firm under this Section 2.08 shall constitute an expert determination under New York CPLR Article 76 and shall not constitute an arbitration. The determinations of the Accounting Firm as to any issue of fact shall be final and binding, absent fraud, bad faith or manifest error. Judgment may be entered upon the determination of the Accounting Firm in New York State Supreme Court or any other court having jurisdiction over the party against which such determination is to be enforced.

(vii) Purchaser shall pay the amount of the Earn-Out Payment as determined by the Accounting Firm to Seller by wire transfer of immediately available funds to the bank account designated in writing by Seller within five Business Days of the date the disputed matters are finally resolved by the Accounting Firm.

(viii) If the amount of the Earn-Out Payment paid by Purchaser under Section 2.08(c)(iii) or 2.08(c)(vii) is greater than the amount of the Earn-Out Payment set forth on the Earn-Out Statement delivered by Purchaser under Section 2.08(b)(i), the amount of such difference shall bear interest at the rate of 6% per annum from the date of such Earn-Out Statement to the date of payment.

(d) Buy Out Option. If, on or before the termination of the Earn-Out Period, (i) the term of the Processing Agreement is extended beyond the Earn-Out Period or (ii) the Company enters into any successor or replacement agreement with Customer A or any third party that extends beyond the Earn-Out Period, Purchaser shall (A) immediately notify Seller in writing and (B) upon termination of the Earn-Out Period pay to Seller $5 million in cash.

(e) Post-Closing Activity. During the period from the Closing to the termination of the Earn-Out Period, as long as Seller has not failed to make timely payments in accordance with this Section 2.08, without the consent of Seller, Purchaser shall not, and shall cause the Company not to, take any action or refrain from taking any action, in either case, with the specific intent of reducing the Earn-Out Consideration. In addition, as long as Seller has not failed to make timely payments in accordance with this Section 2.08, during the period from the Closing to the termination of the Earn-Out Period, without the consent of Seller, Purchaser shall not, and shall cause the Company not to: (i) amend or waive any provision under the Processing Agreement if the specific intent of such amendment or waiver is to (A) defer the recognition of a material amount of revenue under the Processing Agreement from the Earn-Out Period to a later period except as required by Law or (B) accelerate the incurrence of a material amount of discretionary capital costs into the Earn-Out Period from a later period; (ii) reduce or defer recognition of any material amount of revenue with the specific intent to reduce the amount of Earn-Out Consideration for a particular period, except as required by Law or GAAP; (iii) enter into any agreement, arrangement or other transaction, the specific intent of which is to reduce the aggregate amount of Earn-Out Consideration; or (iv) amend or waive any provision of the Processing Agreement, or exercise any right under the Processing Agreement, to materially reduce the volumes processed under the Processing Agreement during the Earn-Out Period with the specific intent of recovering or recouping the revenue foregone after the expiration of the Earn-Out Period; provided, however, that (x) subject to the foregoing, nothing in this Agreement shall restrict or prohibit Purchaser or the Company from exercising reasonable business judgment in the conduct of the operations of the Company, including with respect to the timing of capital expenditures or the exercise by the Company of any termination right under the Processing Agreement, and (y) the foregoing shall not require Purchaser or the Company to make any capital investments.

(f) One Time Costs.

(i) Seller shall keep a record of all One-Time Costs paid by the Company prior to the Measurement Time (the “Seller One-Time Costs”) and shall present Purchaser with a statement that sets forth all of such Seller One-Time Costs (the “Seller One-Time Cost Statement”) no later than 10 days following Closing.

(ii) Purchaser shall keep a record of all One-Time Costs incurred by the Company on or after the Closing Date and prior to commencement of the Earn-Out Period (the “Purchaser One-Time Costs”). No later than 30 days following the end of each fiscal quarter, beginning with the first complete quarter following the Closing and concluding with the first complete fiscal quarter following the fiscal quarter during which the Earn-Out Period terminates, Purchaser shall present Seller with a statement that sets forth all of the Purchaser One-Time Costs paid by Purchaser during such quarter (or, in the case the first complete quarter following the Closing, during the period from and including the Closing Date through the end of such quarter) (each, a “Purchaser One-Time Cost Statement”). Purchaser shall cause the Company to pay all of such Purchaser One-Time Costs until the aggregate amount of Purchaser One-Time Costs paid is equal to the aggregate amount of Seller One-Time Costs. Thereafter, Purchaser shall continue to cause the Company to pay any additional Purchaser One-Time Costs in excess of the aggregate amount of Seller One-Time Costs (such excess Purchaser One-Time Costs, the “Excess Purchaser One-Time Costs”); provided that within five Business Days following presentation of each Purchaser One-Time Costs Statement, Seller will pay to the Company an amount equal to one-half of the amount of the Excess Purchaser One-Time Costs paid by the Company during the period covered by such Purchaser One-Time Cost Statement, which amount shall be set forth therein, by wire transfer of immediately available funds to the bank account designated in writing by Purchaser.

(iii) Within 30 days following the presentation by Purchaser of the One-Time Cost Statement that covers One-Time Costs paid by the Company in the first complete fiscal quarter following the fiscal quarter during which the Earn-Out Period terminates, Purchaser or Seller, as the case may be, may submit written notice to the other party of its disagreement with the categorization and calculation of One-Time Costs (a “One-Time Cost Dispute Notice”) in any of (or all) the One-Time Cost Statements. The One-Time Cost Dispute Notice shall specify in reasonable detail the reason for any disagreement so asserted and (ii) only include disagreements based on mathematical errors or based on the One-Time Costs not being calculated in accordance with the terms of this Agreement. During the 20-day period following the delivery of a One-Time Cost Dispute Notice, Seller and Purchaser shall seek in good faith to resolve in writing the disputed items or amounts specified in the One-Time Cost Dispute Notice. During such period, the disputing party and its auditors shall have access to the work papers, schedules and calculations of the other party and its auditors, if any, subject to execution by the disputing party (and such other persons as the other party’s auditors may require) of any documentation as such other party’s auditors may require.

(iv) At the end of such 20-day period, if Seller and Purchaser are not able to settle their disagreement, then the parties shall follow the settlement and dispute resolution procedures outlined in Sections 2.08(c)(iv), 2.08(c)(v) and 2.08(c)(vi), with all references to “Earn-Out Statement” replaced with references to the “One-Time Cost Statement”, and the 30-day period for the Accounting Firm to reach its decision replaced with a 20-day period.

(v) If a dispute regarding a One-Time Cost Statement is resolved by the parties pursuant to Section 2.08(f)(iii) or by the Accounting Firm pursuant to Section 2.08(f)(iv), (i) such One-Time Cost Statement, shall be deemed to be amended, as necessary, to reflect any change to the amount of One-Time Costs set forth therein and (ii) if as a result of all such deemed amendments, taken as a whole, (A) Seller has overpaid Purchaser under Section 2.08(f)(ii), then Purchaser shall promptly repay the amount of the overpayment to Seller or (B) Seller has underpaid Purchaser under Section 2.08(f)(ii), Seller shall promptly pay the amount of the underpayment to Purchaser.

(g) Shut-Down Costs.

(i) This Section 2.08(g) shall apply following termination of the Processing Agreement. The date on which such termination occurs is referred to as the “PAT Date”.

(ii) Purchaser shall keep a record of all Shut-Down Costs incurred by the Company after the PAT Date (the “Shut-Down Cost Statement”). Purchaser shall present Seller the Shut-Down Cost Statement no later than six months after the PAT Date. If Seller does not challenge the Shut-Down Cost Statement, then Seller shall promptly pay Purchaser 50% of the Shut-Down Costs by wire transfer to the bank account designated in writing by Purchaser.

(iii) Upon receipt of the Shut-Down Cost Statement, Seller may submit written notice of its disagreement with the categorization and calculation of Shut-Down Costs (a “Shut-Down Cost Dispute Notice”) to Purchaser. The Shut-Down Cost Dispute Notice shall (i) specify in reasonable detail the reason for any disagreement so asserted and (ii) only include disagreements based on mathematical errors or based on the Shut-Down Costs not being calculated in accordance with the terms of this Agreement. During the 20-day period following the delivery of a Shut-Down Cost Dispute Notice, Seller and Purchaser shall seek in good faith to resolve in writing the disputed items or amounts specified in the Shut-Down Cost Dispute Notice. During such period, Seller and its auditors shall have access to the work papers, schedules and calculations of Purchaser and Purchaser’s auditors, if any, subject to execution by Seller (and such other parties as Purchaser’s auditors may require) of any documentation as Purchaser’s auditors may require. If Purchaser and Seller are able to resolve their disagreements during the 20-day period, then Seller shall promptly pay Purchaser 50% of the agreed-upon amount (if any) by wire transfer to the bank account designated in writing by Purchaser.

(iv) At the end of such 20-day period, if Seller and Purchaser are not able to settle their disagreement, then the parties shall follow the settlement and dispute resolution procedures outlined in Sections 2.08(c)(iv), 2.08(c)(v) and 2.08(c)(vi), with all references to “Earn-Out Statement” replaced with references to the “Shut-Down Cost Statement”, and the 30-day period for the Accounting Firm to reach its decision replaced with a 20-day period. Seller shall promptly pay Purchaser 50% of the revised Shut-Down Cost Statement amount by wire transfer to the bank account designated in writing by Purchaser (adding or subtracting any fees required to be paid, according to the Accounting Firm’s ruling, as described in Section 2.08(c)(iv)).

(v) Notwithstanding anything to the contrary in this Section 2.08(g), if, on or before the termination of the Earn-Out Period, either (i) the term of the Processing Agreement is extended beyond the Earn-Out Period or (ii) the Company enters into any successor or replacement agreement with Customer A or any third party that extends beyond the Earn-Out Period, Seller shall not be required to pay any Shut-Down Costs and the provisions of this Section 2.08(g) shall not apply.

(h) Termination Fees. All termination fees received by Purchaser pursuant to the Processing Agreement shall be shared equally between Purchaser and Seller. Purchaser shall promptly pay to Seller 50% of any termination fee received pursuant to the Processing Agreement by wire transfer to the bank account designated in writing by Seller. If, at the time Purchaser receives any termination fees pursuant to the Processing Agreement, Seller owes any amount to Purchaser under Section 2.08(f)(v) or 2.08(g)(iv), Purchaser may withhold such amount from any payment under this Section 2.08(h) in partial or full satisfaction of Seller’s obligations under Section 2.08(f)(v) or 2.08(g)(iv), as applicable.

(i) Processing Agreement. Purchaser acknowledges that (A) Seller and the Company are in discussions with a third party known to Purchaser and Seller (“Customer A”) with respect to a potential contract between the Company and Customer A for the Company to process crude oil for Customer A using Crude Unit #1 and the other related assets and equipment at the Owned Real Property and (B) in connection therewith Seller and the Company may take action following execution of the Processing Agreement in preparation for commencement of performance under the Processing Agreement, including incurrence of One-Time Costs. Seller agrees that it shall not cause the Company to enter into any such contract without Purchaser’s written consent.

(j) No Set-Off. The parties acknowledge that this Section 2.08 contemplates various payments between the parties. Except as specifically set forth in Section 2.08(h), no party shall (and Purchaser shall cause the Company not to) set off against any amount otherwise due under this Section 2.08 any amount due or claimed as due under this Section 2.08 or any other provision of this Agreement.

SECTION 2.09 Cobalt Lease. Except as provided in this Section 2.09, Seller shall pay Purchaser the Cobalt Lease Payment as part of the Closing Date Payment and following the Closing, Purchaser shall cause the Company to perform all of the Company’s obligations, as tenant, under the Cobalt Lease. Notwithstanding the foregoing, if, after the date of this Agreement but prior to the Closing Date, the Company, as assignor, assigns the Cobalt Lease to a Related Entity (including Seller), as such term is defined in the Cobalt Lease, as assignee, then the Cobalt Lease Payment shall be removed from the calculation of the Closing Date Payment and Purchaser shall be relieved of its obligations under this Section 2.09.

ARTICLE III

REPRESENTATIONS AND WARRANTIES REGARDING THE COMPANY

Seller hereby represents and warrants to Purchaser as of the date of this Agreement and, except for representations and warranties that are made as of a specific date, which are made only as of such date, as of the Closing Date that, except as set forth in the Seller Disclosure Letter:

SECTION 3.01 Organization; Good Standing; Qualification; Power and Authority. The Company is duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it is organized. The Company is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted or the properties or assets owned, leased or operated by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have a Company Material Adverse Effect. The Company has the full power and authority to carry on its Business as it is now conducted and to own, lease or otherwise hold and operate its properties and assets. Seller has made available to Purchaser complete and correct copies of the certificate of formation of the Company (the “Company Certificate of Formation”) and the limited liability company agreement of the Company (the “Company LLC Agreement,” and together with the Company Certificate of Formation, the “Organizational Documents”), in each case, as amended and in effect on the date hereof.

SECTION 3.02 No Subsidiaries. The Company does not own, directly or indirectly, or have any interest in any capital stock, membership interest, partnership interest, joint venture interest or other equity interest in any person. The Company has no obligation to make any investment (in the form of a capital contribution or otherwise) in any person.

SECTION 3.03 Capitalization. Section 3.03 of the Seller Disclosure Letter sets forth all of the Membership Interests in the Company. All Membership Interests are duly authorized and validly issued and not subject to or issued in violation of any purchase option, call option, right of first refusal, preemptive right, subscription right or any similar right or issued in violation under any provision of the DLLCA, the Company Certificate of Formation, the Company LLC Agreement or any Contract to which the Company is a party or otherwise bound. There are no bonds, debentures, notes or other Indebtedness of the Company having the right to vote (or convertible into, or exchangeable for, securities having the right to vote) on any matters on which holders of Membership Interests may vote (“Voting Company Debt”). There are no options, warrants, rights, convertible or exchangeable securities, “phantom” equity rights, equity appreciation rights, equity-based performance units, equity equivalents, restricted stock units or similar rights in the Company. There are no other commitments, Contracts, arrangements or undertakings of any kind to which the Company is a party or by which the Company is bound (i) obligating the Company to issue, deliver or sell, or cause to be issued, delivered or sold, equity interests in, or any security convertible or exercisable for or exchangeable into any equity interest in, the Company or any Voting Company Debt or (ii) obligating the Company to issue, grant, extend or enter into any such option, warrant, call, right, security, commitment, Contract, arrangement or undertaking.

There are no agreements or Contracts to which the Company or Seller is a party, with respect to the voting of the Membership Interests or which restrict or grant any right, preference or privilege with respect to the transfer of the Membership Interests. There are not any outstanding contractual obligations (contingent or otherwise) of the Company to repurchase, redeem, retire or otherwise acquire any equity interests of the Company. The Membership Interests constitute all of the issued and outstanding membership interests and other ownership interests in the Company.

SECTION 3.04 No Conflicts; Consents.

(a) Except as set forth in Section 3.04 of the Seller Disclosure Letter, the execution and delivery by the Company of this Agreement and the consummation of the Transactions and compliance with the terms hereof and thereof will not (i) conflict with or result in any violation or breach of or default (with or without notice or lapse of time, or both) under, require any consent, notice, waiver or authorization of any person under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under any provision of (x) the Company Certificate of Formation or the Company LLC Agreement, (y) any contract, lease, license, credit agreement, indenture, note, bond, mortgage, agreement, understanding, purchase order, franchise or other instrument, commitment, obligation, stipulation, whether oral or written (each, including all amendments thereto, a “Contract”), to which the Company is a party or by which any of the properties or assets of the Company is bound, including any Material Contract, or (z) subject to the filings and other matters referred to in Section 3.04(b), any judgment, order, decision, writ, injunction or decree of or by any Governmental Authority (“Judgment”) applicable to the Company, (ii) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of the Company or (iii) violate or conflict with any Law applicable to the Company in any material respect, other than, in the case of clauses (i)(y) and (i)(z) above, such items that would not individually or in the aggregate reasonably be expected to be material to the Company.

(b) No consent, approval, license, permit, order or authorization of, or registration, declaration, notice or filing with, or permit, waiver or exemption from (each, a “Consent”), any Governmental Authority is required to be obtained or made by or with respect to the Company in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) the expiration or termination of waiting periods required under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), (ii) compliance with and such filings as may be required under applicable Environmental Laws, including the New Jersey Industrial Site Recovery Act (“ISRA”), (iii) notices required in connection with the CITGO Consent Decree and (iv) such other Consents that, individually or in the aggregate, are not and would not reasonably be expected to be material to the Company. No other consent, approval or notice is required to be obtained or made by or with respect to a right of first refusal, right of first offer or similar provisions in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions other than as described in Section 40.3 of the Paulsboro Terminal Services Agreement.

SECTION 3.05 Financial Information; Absence of Changes.

(a) Section 3.05(a) of the Seller Disclosure Letter sets forth (x) the revenue, operating expenses and capital expenses of the Company for (i) the one-year period ended December 31, 2017 and (ii) the three-month period ended March 31, 2018, and (y) the balance sheet for the Company as of December 31, 2017 and March 31, 2018 (collectively, the “Financial Information”). The Financial Information was prepared in accordance with the books of account and other financial records of the Seller Group. Except as noted therein, the Financial Information, together with the notes thereto, have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered thereby and fairly present in all material respects the results of operations of the Company for the respective period indicated.

(b) From December 31, 2017 to the date hereof, (i) the Company has been conducted, in all material respects, in the ordinary course of business consistent with past practice, and (ii) except as contemplated by this Agreement or as set forth in Section 3.05(b) of the Seller Disclosure Letter, none of the Company, Seller or any of their respective Affiliates has taken any action that, if taken after the date of this Agreement and prior to Closing, would require the consent of Purchaser pursuant to Section 6.01.

(c) Except as set forth in Section 3.05(c) of the Seller Disclosure Letter, since December 31, 2017, there has not been any change, development, event or effect that, individually or in the aggregate with other changes, developments, events or effects, has had, or would reasonably be expected to have, a Company Material Adverse Effect.

SECTION 3.06 Liabilities. The Company does not have any liabilities, obligations or commitments (whether known or unknown, accrued or not accrued, absolute, contingent, disputed or undisputed, asserted or not asserted, matured or unmatured, due or to become due or otherwise, including those arising under any Contract) (collectively, “Liabilities”) other than Liabilities that (i) were disclosed in the Financial Information in Section 3.05(a) of the Seller Disclosure Letter, (ii) were incurred in the ordinary course of business consistent with past practice since December 31, 2017, (iii) as set forth in Section 3.06 of the Seller Disclosure Letter, or (iv) are not and would not reasonably be expected to be, individually or in the aggregate, a Company Material Adverse Effect. Except as set forth in Section 3.06 of the Seller Disclosure Letter, there are no outstanding claims for indemnification against the Company under an agreement that involved the sale of any material assets of the Company or the acquisition of any material assets, including but not limited to the Prior Transaction Agreements. Except as set forth in Section 3.06 of the Seller Disclosure Letter, the Company does not have any Indebtedness.

SECTION 3.07 Taxes.

(a) All material Tax Returns required to be filed with any Taxing Authority by or with respect to the Company have been filed when due in accordance with all applicable Laws. Each such Tax Return is complete and accurate in all material respects.

(b) All material Taxes of the Company (whether or not reflected as due on any Tax Return) have been duly and timely paid (including any Taxes required to be withheld from amounts paid or owing to any employee, creditor, stockholder or other third party) in accordance with all applicable Laws. The Company has properly accrued on their books and records, in accordance with GAAP, any Taxes that are not yet due and payable.

(c) With respect to the Company, no penalty, interest or other charge is or will become due with respect to the late filing of any Tax Return or late payment of any such Tax.

(d) There are no Liens for Taxes upon the property or assets of the Company, except for statutory Liens for Taxes not yet due and payable.

(e) No Taxing Authority has threatened in writing or otherwise asserted an adjustment that would reasonably be expected to result in any additional Taxes for which the Company is or may be liable.

(f) No Tax Return of the Company is under audit or examination by any Taxing Authority, and no written notice of such an audit or examination has been received by the Company. Each deficiency assessed against the Company resulting from any audit or examination by any Taxing Authority has been timely paid in full.

(g) There is no material dispute or claim concerning any Tax liability of the Company either (i) claimed or raised by any Taxing Authority or (ii) as to which Seller has knowledge based upon personal contact with any agent of such Taxing Authority.

(h) The Company does not have in force any waiver of any statute of limitations in respect of Taxes or any extension of time with respect to a Tax assessment or deficiency or to file a Tax Return.

(i) The Company has not participated in any “listed transaction” within the meaning of Treasury Regulation Section 1.6011-4(b) or comparable provisions of any state or foreign Law.

(j) No jurisdiction in which the Company does not file Tax Returns has asserted in writing that the Company may be liable for Tax in such jurisdiction.

(k) The Company is treated as an entity disregarded as separate from its owner for U.S. Federal income Tax purposes and has been so treated since September 12, 2012, and, has not been treated as an association taxable as a corporation for U.S. Federal income tax purposes prior to such date.

(l) The Company is not a party to any Tax indemnity, Tax allocation or Tax sharing agreement (other than any such agreement entered into in the ordinary course of business and the primary purpose of which is not the allocation or payment of Tax liability).

(m) The Company has complied (and until the Closing Date will comply) in all material respects with the provisions of the Code relating to the withholding and payment of Taxes, including the withholding and reporting requirements under Sections 1441 through 1464, 1471 through 1474, 3401 through 3406, and 6041 through 6049 of the Code, as well as similar provisions under any other Law, and has, within the time and in the manner prescribed by Law, withheld from employee wages and paid over to the proper Taxing Authority all material amounts required.

(n) The Company has no liability for the Taxes of any person as a transferee or successor or by contract (other than any contract entered into in the ordinary course of business and the primary purpose of which is not the allocation or payment of Tax liability), including under Treasury Regulation 1.1502-6 (or similar provision of state, local or non-U.S. Law).

(o) The Company is not carrying on any trade through a branch or permanent establishment in any country or territory outside the United States.

(p) Except as set forth in Section 3.07(p) of the Seller Disclosure Letter, the Company is not a party to, or bound by, any closing agreement or offer in compromise with any Taxing Authority that could affect the Taxes of the Company for any period ending after the Closing Date;

(q) No private letter rulings, technical advice memoranda or similar rulings have been requested by or with respect to the Company that could affect the Taxes of the Company or Purchaser for any period ending after the Closing Date;

(r) Notwithstanding any other representation or warranty in this Article III, the representations and warranties in this Section 3.07 and Section 3.14 constitute the sole and exclusive representations and warranties of the Company hereunder with respect to Tax matters.

SECTION 3.08 Transactions with Affiliates. Except for as set forth in Section 3.08 of the Seller Disclosure Letter, there are no Contracts between the Company, on the one hand, and (i) Seller, (ii) any Affiliate of Seller or (iii) any immediate family member of any such person (clauses (i) – (iii) collectively, a “Company Related Person”), on the other hand (including as a beneficiary thereof). Each Contract listed in Section 3.08 of the Seller Disclosure Letter shall terminate on or before the Closing. After the Closing, no Company Related Person will have any interest in any property (real or personal, tangible or intangible) or Contract related to the Business or of the Company and the Company shall have no liability or obligation to any Company Related Person.

SECTION 3.09 Licenses and Regulatory Filings. The Company has all licenses, permits, authorizations, variances, exemptions, consents, accreditations, certificates, orders and approvals of or from, and has made all filings, applications and registrations with, all Governmental Authorities that are required by the Company or necessary in order to permit it to own and operate the Business in all material respects (each, a “Material Permit”); copies of all such Material Permits have been provided by Seller to Purchaser; all such Material Permits are valid and in full force and effect would not reasonably be expected to be material to the Company; and all such Material Permits are current. (a) There are no material Actions pending, or to the knowledge of the Company, threatened before any Governmental Authority that seek the revocation, cancellation, suspension or adverse modification of any Material Permit, (b) none of the Material Permits is subject to any material order, unsatisfied judgment, suspension, writ, injunction, probation or decree and (c) the Company is, and since February 26, 2014 has been, in compliance in all material respects with the terms of the Material Permits. As of the date of this Agreement, Section 3.09 of the Seller Disclosure Letter sets forth all of the Material Permits.

SECTION 3.10 Compliance with Law. The Company is, and since February 26, 2014, has been (i) in compliance in all material respects with all applicable Laws (including with respect to maintaining books and records) and neither the Company nor Seller has received any written notice alleging any violation, with respect to such Laws, applicable to the Company, its assets, properties or the Business, and (ii) no event has occurred, and no circumstances or conditions exist, that (with or without notice or lapse of time) would reasonably be expected to constitute or result in a material failure of the Company to comply with the terms of any applicable Law. No representation or warranty is given under this Section 3.10 with respect to (i) Taxes, (ii) employment Laws and Laws applicable to Benefit Plans or (iii) Environmental Laws.

SECTION 3.11 Contracts.

(a) Section 3.11 of the Seller Disclosure Letter sets forth a true and complete list of the following Contracts to which the Company is a party or bound as of the date hereof or will become a party or be bound as a result of the Restructuring (other than any Benefit Plan) (each, a “Material Contract”):

(i) any Contract for the supply of materials, goods and services to the Company that provides for payments by the Company of more than $200,000 and requires payment of any amount in the future that is not a contingent liability;

(ii) any Contract for the sale of any materials, goods or services by the Company that provides for payment to the Company of more than $200,000 and requires payment of any amount in the future that is not a contingent liability;

(iii) any Contract that provides for the sale of any material assets of the Company or the acquisition of any material assets, in each case other than inventory in the ordinary course of business consistent with past practice;

(iv) any CBA;

(v) any Contract relating to the storage or transportation (including any lease, service agreement or other Contract relating to use of railcars or similar equipment) of inventory or any other feedstocks, intermediate stocks, refined products or other goods, in each case whether by or for the Company;

(vi) each Contract (A) pursuant to which the Company (1) has granted pricing or other terms to a person on a “most favored nation” or similar basis, (2) has agreed to deal with a person on an exclusive basis or (3) has granted to any person any volume discounts, volume rebates or tiered pricing rebates or discounts (whether based on the achievement of certain thresholds or otherwise) or (B) that contains forward sale provisions;

(vii) each Contract containing a covenant of the Company which includes a non-compete, non-hire or non-solicitation undertaking or other similar covenant of the Company, in each case restricting in any material way the development, marketing or distribution of any products or services of the Company;

(viii) each lease, sublease or license with any person under which (A) the Company is a lessee, sublessee or licensee of, has right, title and interest in, any Leased Real Property, machinery, equipment, vehicle or other tangible personal property owned by any person or (B) the Company is a lessor or sublessor of, or makes available for use by any person, any Owned Real Property or Leased Real Property, machinery, equipment, vehicle or other tangible personal property owned or leased by the Company, in the case of each of (A) and (B), which provides for the future payment by or to the Company of more than $100,000;

(ix) each Contract (A) under which the Company has borrowed any money from, or issued any note, bond, debenture or other evidence of Indebtedness to, any person, or otherwise relates to the incurrence of Indebtedness by the Company owed to any person, (B) which provides for the guarantee by Seller or any of its Affiliates of Indebtedness or other obligations of the Company or (C) provides or relates to the extension of Indebtedness by the Company to any other person;

(x) each Contract under which the Company has, directly or indirectly, made any advance, loan, extension of credit or capital contribution to, or other investment in, any person;

(xi) each Contract that pledges, encumbers or subjects to a Lien (or requires pledging, encumbering or subjecting to a Lien), other than Permitted Liens, any of the material properties or assets of the Company;

(xii) each Contract between the Company, on the one hand, and Seller, an Affiliate of Seller (other than the Company) or any Company Related Person, on the other hand;

(xiii) each commodity, currency or interest rate hedge, swap, collar, option, forward purchasing, exchange, derivative or similar Contract;

(xiv) each partnership, joint venture or limited liability company agreement and any other similar Contracts involving a sharing of profits with or the investment or loan of capital to a third party;

(xv) each Contract with respect to the transfer of or any grant of rights in or under Intellectual Property to any person by the Company or from any person to the Company other than contracts involving shrink-wrap, click-wrap or other off-the-shelf software that are generally available to the public on standard terms at an annual cost of less than $50,000;

(xvi) each Contract (A) granting a first refusal, first offer or similar preferential right to purchase or acquire any of the equity interests of the Company or any of the material assets of the Company or (B) containing any “change of control” provisions; and

(xvii) each Contract that (A) prohibits the payment of dividends or distributions with respect to the equity interests of the Company, (B) prohibits the pledging of equity interests of the Company or (C) prohibits the issuance of guarantees by the Company.

(b) True and complete copies of all Material Contracts have been made available to Purchaser (or its outside counsel) prior to the date hereof, other than any portions thereof the disclosure of which, as determined by Seller’s counsel in consultation with Purchaser’s counsel, might reasonably result in antitrust difficulties for Seller or its Affiliates. The Company is not providing any material additional products or services, without charge, to any customers covered by the Material Contracts. True and complete copies of all (x) amendments to any Material Contracts entered into following the date hereof but prior to Closing and (y) Contracts entered into following the date hereof but prior to Closing which would have been deemed to be Material Contracts if such Contracts were in existence as of the date hereof (“Post-Signing Material Contracts”) will, in each case of the foregoing clauses (x) and (y), be made available to Purchaser (or its outside counsel) prior to the Closing. Entry into such amendments or contracts referred to the in foregoing sentence are subject to the requirements of Section 2.08(e) and Section 6.01.

(c) The Company is not in material default or material breach of its obligations under any Material Contract or Post-Signing Material Contract, and, to the knowledge of the Company, no other party is in material default or material breach of its obligations under any Material Contract or Post-Signing Material Contract. Each Material Contract and Post-Signing Material Contract is in full force and effect and is a valid and binding agreement of the Company and, to the knowledge of the Company, of each other party thereto, enforceable against the Company and, to the knowledge of the Company, against the other party or parties thereto, in each case, in accordance with its terms, subject to bankruptcy, insolvency or similar laws affecting applicable creditor’s rights generally and to general principles of equity. No event has occurred which would reasonably be expected to result in a material breach or violation of, or a material default under, any Material Contract or Post-Signing Material Contract (in each case, with or without notice or lapse of time or both). There exist no oral Material Contracts or Post-Signing Material Contracts of the type of Contracts described in Section 3.11(a)(vi), all of which such Contracts are written Contracts.

(d) No representation or warranty is given in this Section 3.11 with respect to any Contract with Purchaser or any of its Affiliates.

SECTION 3.12 Insurance. Section 3.12 of the Seller Disclosure Letter contains a true and complete list of all current policies of insurance that Seller, its Affiliates or the Company maintains or causes to be maintained with respect to the Company (such current policies, plus all prior policies of insurance that remain applicable to the Company or its Business, collectively, the “Insurance Policies”), including those covering or related to operations, liability, properties, machinery, equipment, furniture, fixtures, products, services, operations and employees, officers and/or directors. With respect to such current policies, (i) such current policies are sufficient for material compliance with all legal requirements applicable to the Company and all Contracts to which the Company is a party or by which it is bound and (ii) all such current policies are in full force and effect and neither the Company nor any other party to the current policy, is in material breach or default thereunder. Seller has delivered, or has caused to be delivered, or made available, or caused to be made available, to Purchaser, true, correct and complete copies or descriptions of each of the insurance policies relating to the Company that are currently in effect. The Company has no pending applications for policies of insurance. Neither Seller, its Affiliates nor the Company has received (i) any written notice of cancelation of any Insurance Policy referred to in this Section 3.12, refusal of coverage thereunder or any written notice that a defense will be afforded with reservation of rights, (ii) any written notice that any issuer of such Insurance Policy has filed for protection under applicable bankruptcy laws or is otherwise in the process of liquidating or has been liquidated or (iii) any other written indication that such current policies are no longer in full force or effect or that the issuer of any such current policy is no longer willing or able to perform its obligations thereunder. The Company or Seller or its Affiliates, as applicable, has paid all premiums due, and the Company or Seller or its Affiliates, as applicable, has otherwise performed in all material respects its obligations under each current policy to which the Company or Seller or its Affiliates, as applicable, is a party or that provides coverage to the Company. The Company or Seller, as applicable, has given reasonably prompt notice to the insurer of all claims that may be insured thereby.

SECTION 3.13 Employment Matters.

(a) Seller has provided Purchaser a complete and accurate list as of the date of this Agreement which shall be updated no earlier than two Business Days before the Closing Date, of the following information for each employee of the Company who is not an Excluded Employee, including each such person on leave of absence or layoff status: name; job title; work location; date of hire; the current year’s base cash compensation and, separately, any promised or targeted bonus compensation; exempt or non-exempt status; and amount of current accrued vacation. No member of the Seller Group has made any promises for the payment of back pay to any employee of the Company. All employees of the Company as of the date hereof are “employees at will,” and their employment may be terminated at any time, without notice and without penalty, except as otherwise provided in a CBA.

(b) Since December 31, 2015, except as would not reasonably be expected to be material to the Company, the Company has complied in all respects with all Laws applicable to it with respect to employment and employment practices, including laws relating to terms and conditions of employment, occupational safety and health, immigration, affirmative action, workers’ compensation, collective bargaining, unemployment insurance, plant closings and layoffs, employee leaves, hours, payment of wages and overtime, and classification of employees (including the classification of employees as exempt or non-exempt and as employees or independent contractors) (collectively, the “Employment Laws”).

(c) Except as set forth in Section 3.13(c) of the Seller Disclosure Letter, the Company is not a party to, or bound by, any CBA or other agreement with a labor union representing any employee of the Company, and no employees of the Company are represented by any labor union, works council or other labor organization with respect to their employment by the Company, and there have been no efforts to organize employees of the Company for purposes of representation by a union, works council, or other labor organization. Except as would not reasonably be expected to be material to the Company, there has not been any strike, lockout, demand for recognition, work slowdown or stoppage, picketing, handbilling, or other similar labor activity or dispute actually pending or, to the knowledge of the Company, threatened against or affecting the Company.

(d) Except as set forth in Section 3.13(d) of the Seller Disclosure Letter or as would not reasonably be expected to have a Company Material Adverse Effect, (i) there have been no Actions pending or, to the knowledge of the Company, threatened against the Company by or before any Governmental Authority concerning the hiring, employment, or termination of any current or former employee of the Company or concerning any applicant for employment, including any claim relating to unfair labor practices or violations of any of the Employment Laws; and (ii) as of the date hereof, no grievance or arbitration proceeding arising out of a CBA is pending or, to the knowledge of the Company, threatened in writing against the Company. The Company has not implemented any “plant closings” or “mass layoffs” requiring notice under WARN without complying with all applicable WARN requirements in all material respects, and there are no outstanding WARN liabilities or pending or, to the knowledge of the Company, threatened WARN claims of any kind against Seller or the Company.

SECTION 3.14 Employee Benefit Plans.

(a) Section 3.14(a) of the Seller Disclosure Letter contains an accurate list of all Benefit Plans and all Benefit Agreements. Seller has heretofore made available to Purchaser complete and correct copies of (i) each material Benefit Agreement and material Benefit Plan and (ii) with respect to each material Benefit Plan, to the extent applicable, (A) the two most recent annual reports required to be filed with respect to each such Benefit Plan (including reports filed on Form 5500 with accompanying schedules and attachments), (B) the most recent summary plan description prepared for each such Benefit Plan with respect to which a summary plan description is required by applicable Law, (C) each trust agreement and group annuity or insurance contract relating to any such Benefit Plan, (D) the most recent determination, opinion or qualification letter issued by any Governmental Authority for each such Benefit Plan intended to qualify for favorable tax treatment and (E) any material correspondence relating to any pending Action, claim or dispute in respect of any Benefit Plan or Benefit Agreement.

(b) Since December 31, 2015, each Benefit Plan has been administered in all respects in accordance with its terms and in compliance in all respects with the applicable requirements of all applicable Laws and all applicable CBAs, except, in each case, as would not reasonably be expected to be material to the Company. Each Benefit Plan that is intended to qualify for special Tax treatment is in compliance with the requirements for such treatment, and nothing has occurred that would reasonably be expected to adversely affect such qualification, except, in each case, as would not reasonably be expected to be material to the Company. There are no pending Actions (except for routine claims for benefits payable under the Benefit Plans) against or involving any Benefit Plan or asserting any rights to or claims for benefits under any Benefit Plan or Benefit Agreement that in any case, would reasonably be expected to be material to the Company, and, to the knowledge of the Company, there are not any facts or circumstances that would reasonably be expected to give rise to any Actions that would reasonably be material to the Company. Except as would not reasonably be expected to be material to the Company, no Benefit Plan or Benefit Agreement and no grants, awards or benefits thereunder are subject to Section 409A(a) or 409A(b) of the Code or, if subject to Section 409A(a) of the Code, have failed or reasonably is expected to fail, in form or operation, to meet the requirements of Section 409A(a)(2), 409A(a)(3) or 409A(a)(4) of the Code.

(c) Except as set forth in Section 3.14(c) of the Seller Disclosure Letter, to the extent required by applicable Law or as provided for in this Agreement, (i) no Benefit Plan or Benefit Agreement (A) is a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA) or a “multiemployer plan” (as defined in Section 3(37) of ERISA), (B) provides for defined benefit pension benefits or (C) provides any health or life insurance benefits following retirement (other than at the sole expense of the former employee or as required under Section 4980B(f) of the Code or similar Law) and

(ii) no Participant (A) has received any material loan from the Company that has an outstanding balance or (B) is, or at any time will become, entitled to any payment, benefit or right (or any increased or accelerated payment, benefit or right), solely as a result of the execution of this Agreement or the consummation of the Transactions. There is no amount paid or payable by the Company in connection with the Transactions contemplated hereby (either solely as a result thereof or as a result of such Transactions in conjunction with any other event), that has resulted or could reasonably be expected to result, separately or in the aggregate, in the payment of any “excess parachute payment” within the meaning of Section 280G of the Code.

(d) Notwithstanding any other representation or warranty in this Article III, the representations and warranties in Section 3.13 and this Section 3.14 constitute the sole and exclusive representations and warranties of the Company hereunder with respect to any employment, labor and employee benefit related matters, including with respect to Benefit Plans and Benefit Agreements.

SECTION 3.15 Litigation/Regulatory Investigations. As of the date of this Agreement, Section 3.15 of the Seller Disclosure Letter sets forth all Actions pending or, to the knowledge of the Company, threatened against the Company, at law or in equity, or before or by any Governmental Authority (including any Action involving a claim for indemnification pursuant to any statute, organizational document or contract relating to any other Action) and no such Action, if adversely determined individually or in the aggregate, would reasonably be expected to be material to the Company. The Company is not subject to any Judgment, and there is no injunction, order or unsatisfied Judgment by any Governmental Authority that is pending against the Company, that, individually or in the aggregate, would reasonably be expected to be material to the Company. This Section 3.15 does not relate to environmental matters, such matters being exclusively the subject of Section 3.16.

SECTION 3.16 Environmental Matters. Except as set forth in Section 3.16 of the Seller Disclosure Letter, and except for such matters that are not, and would not reasonably be expected to be, material to the Company: (a) the Company is, and since February 26, 2014 has been, in compliance with all Environmental Laws (including with respect to maintaining books and records); (b) the Company holds all permits, licenses, approvals and authorizations required under Environmental Laws to conduct its business as currently conducted (“Environmental Permits”) and the Company is, and since February 26, 2014 has been, in compliance with all such Environmental Permits; copies of all such Environmental Permits have been provided by Seller to Purchaser; all such Environmental Permits are valid and in full force and effect; all such Environmental Permits are current; and, as of the date of this Agreement, there are no actions, suits or proceedings pending, or to the knowledge of the Company, threatened before any Governmental Authority that seek the revocation, cancellation, suspension or adverse modification of any such Environmental Permits; (c) as of the date of this Agreement, (i) there are no actions, suits or proceedings pending or, to the knowledge of the Company, threatened against the Company alleging a violation of, or liability under, Environmental Laws and (ii) the Company has not received any written claim or notice alleging that the Company is responsible under Environmental Laws for performing or funding the costs of environmental investigation or remediation at the Owned Real Property, or real property formerly owned by the Company or any third-party real property or facility to which wastes constituting Hazardous Materials were sent by or on behalf of the Company for disposal, treatment, reclamation or recycling in connection with the operation of the Business that could reasonably be expected to result in a liability or obligation to the Company; (d) since February 26, 2014, to the knowledge of the Company, there has been no Release of any Hazardous Material in an amount that was equal to or greater than amounts that require reporting of such Release to any Governmental Authority (other than pursuant to periodic reports required in the ordinary course of business under any Environmental Law or Environmental Permit) at, on or under the Owned Real Property that could reasonably be expected to result in a liability or obligation under Environmental Law to or for the

Company, whether directly or arising from indemnification obligations; and (e) since February 26, 2014, there has been no exposure of any person to Hazardous Materials in connection with the operation of its Business that could reasonably be expected to result in a liability under Environmental Law to or for the Company, whether directly or arising from indemnification obligations; (f) the Company has not assumed or retained any liability of any other person from whom or to whom the Company acquired or sold any real property or business in connection with its Business that could reasonably be expected to form the basis of any claim against the Company under any Environmental Laws; and (g) other than the CITGO Consent Decree, as of the date of this Agreement, the Company (with respect to its Business or any of its current or former assets) has no obligations under any compliance or consent order or decree or binding agreement issued or entered into with any Governmental Authority under any Environmental Law. Notwithstanding any other representation or warranty in this Article III, the representations and warranties in Section 3.04(b), the last sentence of Section 3.09 and this Section 3.16 constitute the sole and exclusive representations and warranties of Seller hereunder with respect to environmental matters.

SECTION 3.17 Title to Assets; Real Property.

(a) Except as set forth in Section 3.17(a) of the Seller Disclosure Letter, the Company has good and valid title to, or valid leasehold interests in, all of the Company’s personal tangible and intangible property and assets (excluding for purposes of this Section 3.17, Company Intellectual Property which is the subject of Section 3.18) used, or held for use, in connection with the Business, free and clear of all Liens, other than Permitted Liens, except for such nonmaterial properties and nonmaterial assets that are no longer used or useful in the conduct of the Business.

(b) The Company (i) has good and marketable title to the Owned Real Property, and (ii) has the right to the quiet enjoyment of the Leased Real Property, for the full term of the applicable lease, sublease, license or occupancy agreement and is not in material default thereof, in each case free and clear of any Liens and subject only to Permitted Liens. Section 3.17(b) of the Seller Disclosure Letter sets forth an accurate legal description of the Land.

(c) Except as set forth in Section 3.17(c) of the Seller Disclosure Letter, neither the whole nor any portion of the Owned Real Property material to the conduct of the Business is currently being condemned, expropriated or otherwise taken by any public authority with or without payment or compensation therefor, nor to the knowledge of the Company has any such condemnation, expropriation or taking been proposed.

(d) Except as set forth in Section 3.17(d) of the Seller Disclosure Letter, the Company has obtained all appropriate easements, licenses and rights of way required to use the Owned Real Property and the Leased Real Property in the manner in which the Owned Real Property and Leased Real Property is currently being used and the operation of the Business as currently conducted thereon does not violate or breach in any material respect and such easement, license or right of way. Section 3.17(d) of the Seller Disclosure Letter correctly and accurately sets forth a complete list of all Leased Real Property.

SECTION 3.18 Intellectual Property.

(a) As of the date of this Agreement, (i) the Company owns or is validly licensed to use or otherwise have the right to use all of the material Intellectual Property used in the conduct of its business as currently conducted (the “Company Intellectual Property”), in each case, free and clear of all Liens other than Permitted Liens, (ii) the Company owns all Intellectual Property owned or purported to be owned by Seller or an Affiliate thereof and exclusively used in the conduct of its business as currently conducted. The consummation of the transactions contemplated hereby will not materially conflict with, alter or impair the Company’s right to use any Company Intellectual Property.

(b) (i) To the knowledge of the Company, the conduct of the business of the Company does not materially infringe upon, violate or misappropriate any Intellectual Property rights of any person and (ii) neither Seller nor the Company has, since December 31, 2015, received any written or, to the knowledge of the Company, oral, charge, complaint, claim, demand or notice alleging any such infringement, violation or misappropriation. To the knowledge of the Company, no person is materially infringing upon, violating, or misappropriating any Intellectual Property owned by the Company and no claims regarding infringement, violation, or misappropriation of such Intellectual Property are pending or have been made by the Company since December 31, 2015.

(c) Section 3.18(c) of the Seller Disclosure Letter correctly and accurately sets forth a complete list of all Intellectual Property that is registered with or issued by any Governmental Authority anywhere in the world and any applications for registration or issuance of Intellectual Property therewith, in each case, that is owned or purported to be owned by the Company (the “Company Registered Intellectual Property”), identifying in each case the serial and registration numbers, as appropriate, filing, registration and issuance dates and record and beneficial owner thereof. Except as disclosed in Section 3.11(a)(xiv) of the Seller Disclosure Letter, the Company is the sole and exclusive owner of all rights in, to or under Company Registered Intellectual Property, free and clear of all Liens other than Permitted Liens. The Company Registered Intellectual Property is subsisting, and to the knowledge of the Company, valid and enforceable. No Action is pending or has been threatened in writing since December 31, 2015 that challenges the validity, enforceability, scope, use or ownership of any item included in the Company Registered Intellectual Property. Effective written assignments constituting a complete chain-of-title from the original owner to the Company have been obtained with respect to all Company Registered Intellectual Property.

SECTION 3.19 Sufficiency of Assets.

(a) The assets and properties owned or leased by the Company at the Closing constitute all of the material properties and assets that are used in the conduct of its Business and such assets are located at the Owned Real Property or Leased Real Property, except as set forth in Section 3.19(a) of the Seller Disclosure Letter.

(b) Except as set forth in Section 3.19(b) of the Seller Disclosure Letter, the assets and properties owned or held for use by the Company at the Closing constitute all of the properties and assets as necessary to operate its Business in substantially the same manner in all material respects as presently conducted.

(c) Except as set forth in Section 3.19(c) of the Seller Disclosure Letter or pursuant to the Prior Transaction Agreements, the Company has not sold, transferred, divested or otherwise disposed of any material assets or properties.

(d) True and complete copies of the books and records of the Company are located at the Owned Real Property and, following the Closing, will be fully accessible by Purchaser.

SECTION 3.20 Bank Accounts; Powers of Attorney. Section 3.20(a) of the Seller Disclosure Letter sets forth, as of the date of this Agreement and the Closing Date, the account numbers, names and locations of all banks, trust companies, savings and loan associations and other financial institutions at which the Company maintains safe deposit boxes, checking accounts or other accounts and the names of all persons authorized to draw thereon, make withdrawals therefrom or have access thereto. Except as disclosed on Section 3.20(b) of the Seller Disclosure Letter, the Company has not given any revocable or irrevocable powers of attorney or similar grant of authority to any person relating to the Business or the Company for any purpose whatsoever.

SECTION 3.21 Credit Support. Section 3.21 of the Seller Disclosure Letter contains a true and complete list of all Support Obligations provided by or on behalf of the Company, including in each case, the amount, issuer and term thereof and the Contract, applicable Law or other requirement pursuant to which each of such guarantees, suretyship contracts, indemnity agreements, bonds, letters of credit, cash deposits and financial assurances have been provided.

SECTION 3.22 Bankruptcy. The Company is not subject to any pending bankruptcy Action and no proceeding is contemplated in which the Company would be declared insolvent or subject to the protection of any bankruptcy or reorganization Laws or procedures.

SECTION 3.23 Certain Business Practices. Neither the Company nor any of its officers, directors, or employees (a) has made or agreed to make any contribution, payment or gift (including a gift of entertainment) to, or accepted or received any contributions, payments or gifts (including gifts of entertainment) from, any government official, government employee, political party or agent of a political party or any candidate for any federal, state, local or foreign public office, where either the contribution, payment or gift or the purpose thereof was illegal under the applicable Laws of any federal, state, local or foreign jurisdiction, (b) has engaged in or otherwise participated in, assisted or facilitated any transaction that is prohibited under any applicable sanctions or related trade restrictions imposed by the United States Department of the Treasury’s Office of Foreign Assets Control or any other agency of the United States Government or (c) has violated the United States Foreign Corrupt Practices Act of 1977, the United States Federal Procurement Integrity Act or any comparable applicable Law of any federal, state, local or foreign jurisdiction, including such applicable Laws, rules and regulations dealing with bribery, corruption or improper or illegal payments, gifts or gratuities to any individual or government official, government employee, political party or agent of a political party or any candidate for any federal, state, local or foreign public officer, or money laundering.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF SELLER

Seller hereby represents and warrants to Purchaser as of the date of this Agreement and, except for representations and warranties that are made as of a specific date, which are made only as of such date, as of the Closing Date that, except as set forth in Seller Disclosure Letter:

SECTION 4.01 Organization, Standing and Power. Seller is a limited liability company duly organized, validly existing and in good standing under the Laws of the jurisdiction in which it was organized. Seller is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted or the properties or assets owned, leased or operated by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have a material adverse effect on the ability of Seller to perform its obligations under this Agreement or to consummate the Transactions (a “Seller Material Adverse Effect”). Seller has the full power and authority to carry on its business as it is now conducted and to own, lease or otherwise hold and operate its properties and assets.

SECTION 4.02 Authority; Execution and Delivery; Enforceability. Seller has all requisite power and authority to execute and deliver this Agreement, to carry out its obligations under this Agreement and to consummate the Transactions. The execution and delivery by Seller of this Agreement, the performance by Seller of its obligations under this Agreement and the consummation by Seller of the

Transactions have been duly authorized by all necessary action on the part of Seller. Seller has duly executed and delivered this Agreement, and this Agreement constitutes, a legal, valid and binding obligation, enforceable against Seller in accordance with its respective terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights or by principles of equity.

SECTION 4.03 No Conflicts; Consents.

(a) Except as set forth in Section 4.03(a) of the Seller Disclosure Letter, the execution and delivery by Seller of this Agreement and the consummation of the Transactions and compliance with the terms hereof and thereof will not (i) conflict with or result in any violation or breach of or default (with or without notice or lapse of time, or both) under, require any consent, notice, waiver or authorization of any person under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under, any provision of (x) Seller’s certificate of formation or limited liability company operating agreement or comparable organizational documents, (y) any Contract to which Seller is a party or by which any of its respective properties or assets is bound or (z) subject to the filings and other matters referred to in Section 4.03(b), any Judgment or Law applicable to Seller or its properties or assets or, (ii) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Seller (including the Membership Interests), or (iii) violate or conflict with any Law applicable to Seller in any material respect, other than, in the case of clauses (i)(y) and (i)(z) above, such items that would not reasonably be expected to have a Seller Material Adverse Effect or would not, individually or in the aggregate, reasonably be expected to be material to the Company.

(b) No material Consent of, or registration, declaration or filing with, or permit from, any Governmental Authority is required to be obtained or made by or with respect to Seller in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) the expiration or termination of waiting periods required under the HSR Act, (ii) compliance with and such filings as may be required under the applicable Environmental Laws, including ISRA, (iii) notices required in connection with the CITGO Consent Decree; and (iv) such other items, that individually or in the aggregate, have not had and would not reasonably be expected to have a Seller Material Adverse Effect. On April 12, 2018, Seller gave notice in the form, substance and manner contemplated by the Paulsboro Terminal Services Agreement as it relates to the right of first offer in Section 40.3 thereof, the period for exercising such right of first offer has expired and, provided that the Transactions are consummated in accordance with this Agreement prior to November 8, 2018, the consummation of the Transactions comply with the Paulsboro Terminal Services Agreement (including Section 40.3 thereof).

SECTION 4.04 Ownership. Except as set forth in Section 4.04 of the Seller Disclosure Letter, Seller is the direct legal and beneficial owner of, and has good and marketable title to, the Membership Interests, free and clear of all Liens, except for those arising pursuant to this Agreement and applicable securities Laws. Assuming Purchaser has the requisite organizational power and authority to be the lawful owner of such Membership Interests, at the Closing, upon consummation of the Membership Interest Purchase, Purchaser shall have good and valid title to the Membership Interests, free and clear of all Liens, restrictions on transfer and voting or preemptive rights, except for those arising pursuant to this Agreement and applicable securities Laws.

SECTION 4.05 Brokers. The Seller Group has not employed any broker or investment bank with respect to any transaction contemplated herein and has not taken any other action that would cause Purchaser or any of its Affiliates (including, following the Closing, the Company) to become liable for the payment of any finder’s fee, investment banker’s fee or broker’s fee, commission or similar payment.

SECTION 4.06 Litigation. There are no Actions pending or, to the knowledge of Seller, threatened against Seller, at law or in equity, or before or by any Governmental Authority that, if adversely determined, individually or in the aggregate, would reasonably be expected to have a Seller Material Adverse Effect or would not, individually or in the aggregate, reasonably be expected to be material to the Company. Seller is not subject to any Judgment that, individually or in the aggregate, would reasonably be expected to have a Seller Material Adverse Effect or would not, individually or in the aggregate, reasonably be expected to be material to the Company.

SECTION 4.07 Solvency. Seller and its subsidiaries are Solvent as of the date of this Agreement, and, after giving effect to the Transactions, including the payment of all amounts required to be paid in connection with the consummation of the Transactions and of all related fees and expenses required to be paid by Seller, the Seller Group will be solvent at the Closing and immediately after the Closing. Seller is not subject to any pending bankruptcy Action and no Action is contemplated in which Seller would be declared insolvent or subject to the protection of any bankruptcy or reorganization Laws or procedures.

SECTION 4.08 Parent Guarantee. The Guarantee is in full force and effect and constitutes the legal, valid and binding obligation of Lindsay Goldberg III, L.P., (the “Guarantor”), and no event has occurred, which, with or without notice, lapse of time or both, would reasonably be expected to constitute a default on the part of the Guarantor under the Guarantee and that the Guarantee has not been amended, modified, terminated or withdrawn (and no such amendment, modification, termination or withdrawal is contemplated).

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF PURCHASER

Purchaser hereby represents and warrants to Seller as of the date of this Agreement and, except for representations and warranties that are made as of a specific date, which are made only as of such date, as of the Closing Date as follows:

SECTION 5.01 Organization, Standing and Power. Purchaser is a limited partnership duly organized, validly existing and in good standing under the Laws of the jurisdiction of its organization. Purchaser is duly qualified to do business and is in good standing in each jurisdiction in which the nature of the business conducted or the properties or assets owned, leased or operated by it makes such qualification necessary, except where the failure to be so qualified or in good standing would not reasonably be expected to have a material adverse effect on the ability of Purchaser to perform its obligations under this Agreement or to consummate the Transactions (a “Purchaser Material Adverse Effect”). Purchaser has the full power and authority to carry on its business as it is now conducted and to own, lease or otherwise hold and operate its properties and assets.

SECTION 5.02 Authority; Execution and Delivery; Enforceability. Purchaser has all requisite power and authority to execute and deliver this Agreement, to carry out its obligations under this Agreement and to consummate the Transactions. The execution and delivery by Purchaser of this Agreement, the performance by Purchaser of its obligations under this Agreement and the consummation of the Transactions have been duly authorized by all necessary action on the part of the board of directors of the general partner of Purchaser. Purchaser has duly executed and delivered this Agreement, and this Agreement constitutes the legal, valid and binding obligations of Purchaser enforceable against Purchaser in accordance with its terms, except as such enforcement may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors’ rights or by principles of equity.

SECTION 5.03 No Conflicts; Consents.

(a) The execution and delivery by Purchaser of this Agreement does not, and the consummation of the Transactions and compliance with the terms hereof and thereof will not, (i) conflict with or result in any violation or breach of or default (with or without notice or lapse of time, or both) under, require any consent under, or give rise to a right of termination, cancelation or acceleration of any obligation or to loss of a material benefit under any provision of (x) Purchaser’s certificate of formation or limited partnership agreement or comparable organizational documents, (y) any material Contract to which Purchaser or any of its subsidiaries is a party or by which any of their respective properties or assets is bound or (z) subject to the filings and other matters referred to in Section 5.03(b), any Judgment or Law applicable to Purchaser or any of its subsidiaries or their respective properties or assets or (ii) result in the creation of any Lien (other than Permitted Liens) upon any of the properties or assets of Purchaser or any of its subsidiaries, other than, in the case of clauses (i)(y) and (i)(z) above, any such items that would not reasonably be expected to have a Purchaser Material Adverse Effect.

(b) No material Consent of, or registration, declaration or filing with, or permit from, any Governmental Authority is required to be obtained or made by or with respect to Purchaser or any of its subsidiaries in connection with the execution, delivery and performance of this Agreement or the consummation of the Transactions, other than (i) the expiration or termination of waiting periods required under the HSR Act, (ii) compliance with and such filings as may be required under the applicable Environmental Laws, including ISRA, (iii) notices required in connection with the CITGO Consent Decree and (iv) such other items (A) required solely by reason of the participation of the Company and Seller (as opposed to any third party) in the Transactions or (B) that, individually or in the aggregate, have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect.

SECTION 5.04 Brokers. Purchaser has not employed any broker or investment bank with respect to any transaction contemplated hereby and has not taken any other action that would cause any member of the Seller Group (including the Company) to become liable for the payment of any finder’s fee, investment banker’s fee or broker’s fee, commission or similar payment on behalf of Purchaser.

SECTION 5.05 Financial Resources. Purchaser has, and as of the Closing, Purchaser will have, readily available funds that are sufficient to effect the Closing on the terms contemplated hereby and to pay all related fees and expenses due from Purchaser as of the Closing, and there is no restriction on the use of such funds for such purposes.

SECTION 5.06 Litigation. As of the date of this Agreement, there is no Action currently pending or, to the knowledge of Purchaser, overtly threatened against Purchaser or any of its subsidiaries, at Law or in equity, or before any Governmental Authority, that would reasonably be expected to have a Purchaser Material Adverse Effect. As of the date of this Agreement, neither Purchaser nor any of its subsidiaries is subject to any Judgment that has had or would reasonably be expected to have a Purchaser Material Adverse Effect.

SECTION 5.07 Solvency. Purchaser and its subsidiaries are Solvent as of the date of this Agreement, and, after giving effect to the Transactions, including the satisfaction of all of Purchaser’s obligations under Article II of this Agreement and the payment of all other amounts required to be paid in connection with the consummation of the Transactions and of all related fees and expenses required to be paid by Purchaser, each of Purchaser and the Company (provided that Seller has complied with its obligations hereunder) will be Solvent at the Closing and immediately after the Closing. Purchaser is not subject to any pending bankruptcy Action, and to Purchaser’s knowledge, no Action is contemplated in which Purchaser would be declared insolvent or subject to the protection of any bankruptcy or reorganization Laws or procedures.

SECTION 5.08 No Foreign Ownership or Control. With respect to Purchaser, the close of the Transaction will not result in foreign ownership, control or influence over the Company requiring pre-closing notifications to, review by, or consent or approval of the Committee on Foreign Investment in the United States.

SECTION 5.09 Investment Intent. Purchaser acknowledges that its investment in the Company is intended to be exempt from registration under the Securities Act of 1933, as amended (the “Securities Act”), by virtue of Section 4(2) of the Securities Act and/or the provisions of Regulation D of the Securities Act or in reliance upon another specific exemption therefrom. Purchaser is purchasing the Membership Interests for its own account for the purpose of investment and not with a view to, or for resale in connection with, any distribution thereof in violation of the Securities Act or any applicable state securities laws. Purchaser understands that no federal or state agency has passed upon this investment, nor has any such agency made any finding or determination of fairness of this investment.

ARTICLE VI

COVENANTS RELATING TO CONDUCT OF BUSINESS

SECTION 6.01 Operation of the Business of the Company.

(a) Except as expressly required or permitted by this Agreement (including Section 6.01(a) of the Seller Disclosure Letter) or with the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), between the date of this Agreement and the Closing Date, Seller shall cause the Company to (i) conduct the Company’s Business in the ordinary course of business consistent with past practice and (ii) use commercially reasonable efforts to preserve intact the Company’s Business, to keep available the services of the current officers and employees of the Company and to maintain relations with suppliers, customers, licensors and other persons having material Business relationships with the Company.

(b) Without limiting the generality of Section 6.01(a), except for matters (i) set forth in Section 6.01(b) of the Seller Disclosure Letter, (ii) required by applicable Law, (iii) as expressly required or permitted by this Agreement or (iv) as required in connection with fulfilling the obligations of Seller or the Company under (A) the Processing Agreement solely in the case of clauses (iv), (v), (viii) and (x) of this Section 6.01(b) or (B) Section 40.3 of the Paulsboro Terminal Services Agreement solely with respect to clause (iii) of this Section 6.01(b), between the date of this Agreement and the Closing Date, Seller shall cause the Company not to, without the prior written consent of Purchaser (which consent shall not be unreasonably withheld, delayed or conditioned), take any of the following actions with respect to the Company:

(i) amend the certificate of formation, limited liability company agreement or other comparable charter or organizational documents of the Company;

(ii) except (A) as required to comply with any CBA, Benefit Plan or Benefit Agreement, in each case as in effect on the date of this Agreement, (B) as otherwise set forth in this Agreement or (C) for any actions with respect to any Excluded Employee, (I) adopt, enter into, establish, terminate or, in any material respect amend or modify any CBA, Benefit Plan or Benefit Agreement (or any plan, agreement or arrangement that would be a CBA, Benefit Plan or Benefit Agreement if in effect on the date of this Agreement), (II) increase the compensation or benefits of, or pay or grant any bonus to, or grant any loan to, any Participant, other than increases in the base compensation of Participants whose annual base salary or wages do not exceed $250,000 and that are in the ordinary course of business consistent with past practice and provided that such increase does not result in any additional post-Closing obligations for the Company in excess of any obligation under any CBA, Benefit Plan or Benefit Agreement solely attributable to such increase in base compensation, (III) pay or provide to any Participant any material compensation or benefit not provided for under a Benefit Plan or Benefit Agreement as in effect on the date of this Agreement, except as otherwise permitted in the foregoing clause (II) or (IV) (x) hire any Participant or (y) terminate without cause the employment of any Participant; provided that the foregoing shall not restrict the Company from hiring or entering into or making available to newly hired employees or to employees in the context of promotions based on job performance or workplace requirements, in each case, if such employee’s annual base salary or wages do not exceed $250,000, such action is taken in the ordinary course of business consistent with past practice, and such plans, agreements, benefits and compensation arrangements have a value that is consistent with the past practice of making compensation and benefits available to newly hired or promoted employees in similar positions;

(iii) issue, deliver, grant, transfer or pledge, sell, dispose of or encumber, or authorize the issuance, sale, pledge, disposition, grant, transfer or encumbrance of, (a) any membership interests, profits interests, equity equivalents, equity appreciation rights, phantom equity ownership interests or other equity interests of the Company or any notes bonds or other securities of the Company, (b) any securities convertible into or exchangeable for any membership interests, profits interests, equity equivalents, equity appreciation rights, phantom equity ownership interests or other equity interests of the Company or (c) any options, warrants or right to acquire any such membership interests, equity equivalents, equity appreciation rights, phantom equity ownership interests or other equity interests, or any such convertible or exchangeable securities;

(iv) incur Indebtedness of the Company in excess of $50,000 in the aggregate or grant any guarantee in respect thereof, other than (A) in the ordinary course of business consistent with past practice or (B) Indebtedness incurred by the Company owing to Seller or LG Asphalt L.P.; provided, that the amount of Indebtedness incurred pursuant to clauses (A) and (B) shall not exceed, in the aggregate, $2,000,000; and provided, further, that all Indebtedness will be repaid prior to Closing without penalty;

(v) except in respect of Liens relating to Indebtedness permitted under subclause (iv) above, voluntarily permit any of its material assets or properties to become subject to any Lien, other than Permitted Liens;

(vi) make any changes in any financial accounting policies or any method of accounting or accounting practice or policies, other than those required by GAAP or applicable Law;

(vii) acquire by merging or consolidating with, or by purchasing a substantial portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof or acquire any assets (other than product inventory);

(viii) acquire any additional real property or sell, transfer, lease or otherwise dispose of any of its assets or properties, other than in the ordinary course of business consistent with past practice, or enter into any lease of any real or personal property, except (A) the sale or disposal of obsolete or excess equipment and (B) personal property leases entered into in the ordinary course of business consistent with past practice;

(ix) cancel, forgive or release any Indebtedness or affirmatively waive, forgive or release any claims or rights (including waiving any material benefit under a Material Contract);

(x) authorize, make or incur capital expenditures of the Company in excess of $100,000 individually or $250,000 in the aggregate, other than the capital expenditures set forth on the forecast attached to Section 6.01(b) of the Seller Disclosure Letter;

(xi) pay, loan or advance any amount to, or sell, transfer or lease any assets to, or enter into any agreement or arrangement with Seller or any of its Affiliates;

(xii) enter into any settlement or release with respect to any Action that relates to the Company, other than such settlement or release that contemplates only the payment of money without ongoing limits on the conduct or operation of its Business;

(xiii) (A) make or revoke any material Tax election, (B) adopt or change any Tax accounting method or period, (C) file any material amended Tax Return or (D) enter into any material closing agreement or otherwise settle any claim, action or proceeding relating to material amounts of Taxes;

(xiv) transfer, assign, sell, abandon, fail to protect or fail to maintain any of the Company Intellectual Property;

(xv) amend, modify or otherwise waive or alter the terms of payment of any account or note receivable of the Company outside the ordinary course of business consistent with past practice or take any other action with respect thereto to accelerate payment of accounts or notes receivable outside the ordinary course of business consistent with past practice (including by offering any incentive, rebate or discount to encourage the collection of such accounts or notes receivable);

(xvi) initiate any Action claiming damages of more than $50,000 in the aggregate;

(xvii) permit the Company to make any loans, advances or capital contributions to, or investments in, any person;

(xviii) reclassify, combine, split, subdivide or amend the terms of, or redeem, purchase or otherwise acquire directly or indirectly, the Membership Interests;

(xix) forgive any loans to managers, officers or employees of the Company or any of their respective Affiliates;

(xx) (A) adopt a plan or agreement of complete or partial liquidation, dissolution, consolidation, restructuring, recapitalization or other reorganization or winding up of the Company, (B) merge or consolidate the Company with any person or (C) change the legal form of the Company;

(xxi) write up, write down or write off the book value of any material assets or property of the Company, other than in the ordinary course of business consistent with past practice or as may be required by GAAP;

(xxii) enter into, materially amend or modify, transfer rights under, terminate (other than expirations in accordance with its terms) any Contract the impact of which, individually or in the aggregate, on the Company would be in excess of $250,000 per year in terms of lost revenue or increased expenses; or

(xxiii) agree, whether in writing or otherwise, to do any of the foregoing.

(c) Nothing contained in this Agreement (including this Article VI) is intended to give Purchaser, directly or indirectly, the right to control or direct Seller’s or the Company’s operations prior to the Closing. Prior to the Closing, Seller and the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their operations and Purchaser shall not have any right to take action on behalf of, or to bind, the Company.

ARTICLE VII

ADDITIONAL AGREEMENTS

SECTION 7.01 Access to Information.

(a) Seller shall, and shall cause each other member of the Seller Group to, afford to Purchaser and to Purchaser’s officers, employees and Representatives, reasonable access during normal business hours during the period prior to Closing to all of the Company’s properties, books, Contracts, commitments, personnel and records (including IT systems personnel in order to commence the IT migration process) and, during such period, Seller shall, and shall cause each other member of the Seller Group to, furnish promptly to Purchaser all information in its possession or control concerning the Company’s Business, properties and personnel as Purchaser may reasonably request; provided, however, that Seller may withhold, and may cause any other member of the Seller Group to withhold, (i) any document or information that is subject to the terms of a confidentiality agreement with a third party, (ii) such portions of documents or information relating to pricing or other matters that are highly sensitive if the exchange of such documents (or portions thereof) or information, as determined by Seller’s outside counsel, could reasonably be expected to result in antitrust difficulties for Seller or its Affiliates or (iii) any document or information, if access or disclosure thereto, as determined by Seller’s outside counsel, could reasonably be expected to jeopardize the attorney-client privilege or attorney work-product protection of Seller or any of its Affiliates; provided further, that such access does not include any right to conduct any intrusive or invasive sampling or testing, including any Phase II environmental site assessment or investigation. If any material is withheld by Seller pursuant to the first proviso in the immediately preceding sentence, Seller shall inform Purchaser as to the general nature of the material that is being withheld. All information provided by Seller pursuant to this Section 7.01(a) shall be subject to the provisions of the non-disclosure agreement dated June 20, 2016 (the “Non-Disclosure Agreement”), as amended by the letter agreement dated November 6, 2017, between Seller and PBF Holding Company LLC.

(b) For a period of six years after the Closing, Purchaser shall afford and shall cause its Affiliates to afford to Seller and its Representatives reasonable access, during normal business hours and upon reasonable notice, to the personnel, properties, books and records of the Company for periods prior to the Closing Date in connection with (i) the preparation of Tax Returns, audited financial statements, regulatory filings or for other similar bona fide business and compliance purposes which affect Seller or its Affiliates, (ii) compliance with the requirements of any Law or Governmental Authority or (iii) any actual or threatened Action involving Seller or its Affiliates in respect of Third Parties and/or Governmental Authorities; provided, that Purchaser is not obligated to provide any information or documents the disclosure of which would jeopardize any attorney–client or other privilege available to

Purchaser, the Company or its Affiliates. In connection with receiving such access and information, Seller shall, and shall cause its Affiliates and Representatives to, cooperate with Purchaser and its Affiliates to ensure that such access does not unreasonably interfere with the normal operations of the businesses conducted by Purchaser or its Affiliates or with their respective employee relations. Seller shall promptly reimburse Purchaser and its Affiliates for reasonable, documented out-of-pocket fees, costs or expenses (including reasonable fees, costs and expenses of outside counsel, accountants and other advisors) incurred in connection with such access.

(c) For a period of six years after the Closing, Seller shall afford and shall cause its Affiliates to afford to Purchaser, the Company and their respective authorized Representatives, during normal business hours, reasonable access to any books and records relating the Company in its, its Affiliates’, or its Representatives’ possession with respect to periods prior to the Closing Date and allow such persons to make copies and extracts therefrom, to the extent that such access may be reasonably required by Purchaser, the Company and their respective Representatives in connection with (i) the preparation of Tax Returns, audited financial statements, regulatory filings or for other similar bona fide business and compliance purposes which affect Purchaser, the Company or their respective Affiliates, (ii) compliance with the requirements of any Law or Governmental Authority or (iii) any actual or threatened Action in respect of Third Parties and/or Governmental Authorities relating to the Company; provided, that Seller is not obligated to provide any information or documents the disclosure of which would jeopardize any attorney–client or other privilege available to Seller or its Affiliates. In connection with receiving such access and information, Purchaser shall, and shall cause its Affiliates and Representatives to, cooperate with Seller and its Affiliates to ensure that such access does not unreasonably interfere with the normal operations of the businesses conducted by Seller or its Affiliates or with their respective employee relations. Purchaser shall promptly reimburse Seller and its Affiliates for reasonable, documented out-of-pocket fees, costs or expenses (including reasonable fees, costs and expenses of outside counsel, accountants and other advisors) incurred in connection with such access.

(d) Except as required by applicable Law or legal process, for a period of two years from and after the Closing, Seller shall, and shall cause its Affiliates and its and their respective Representatives to, hold in confidence any and all non-public information, whether written or oral, to the extent relating to the conduct of the Company’s Business and the assets and liabilities of the Company (“Business Information”), except to the extent that such information (i) is or becomes generally available to the public other than through an action or failure to act by Seller, any of its Affiliates or its or their respective Representatives in breach of the terms of this Agreement, (ii) is lawfully acquired by Seller, any of its Affiliates or its or their respective Representatives from and after the Closing from sources other than Purchaser and its Affiliates that are not prohibited from disclosing such information by a legal, contractual or fiduciary obligation or (iii) was independently developed by Seller, its Affiliates or its or their respective Representatives without reference to or use of Business Information. Except as required by applicable Law or legal process and except in connection with Seller’s exercise of its rights under this Agreement, Seller shall not, and shall cause its Affiliates and its and their Representatives not to, directly or indirectly, reproduce, distribute, divulge, disclose or otherwise disseminate such information, other than to Purchaser and its Representatives or such Representatives of Seller who need to know such information for the preparation of Tax Returns, financial statements and other documents and reports that Seller or its Affiliates (including the LG Group) are required to file with Governmental Authorities (provided that such Representatives of Seller agree to keep such information confidential).

SECTION 7.02 Efforts to Close; Regulatory Filings; Notification.

(a) (1) Each of Purchaser and Seller shall use its respective reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable to consummate and make effective, in the most expeditious manner practicable, the Transactions. Notwithstanding anything in this Section 7.02(a), Section 7.02(b) or 7.02(c), (A) Purchaser shall not be required to sell, divest, dispose of, or hold separate any assets, properties or businesses (or propose, offer or commit to any of the foregoing) or change or modify any course of conduct regarding future operations of Purchaser or any of its Affiliates (excluding, for purposes of this clause (A), the refining operations of the Company) to resolve any objections to the Transactions under the anti-trust laws, (B) Seller, the Company and Purchaser shall not be required to (x) sell, divest, dispose of, or hold separate any assets, properties or businesses (or propose, offer or commit to any of the foregoing) or change or modify any course of conduct regarding future operations of the Company to resolve any objections to the Transactions under the anti-trust laws if such sale, divestiture, disposal, holding separate, change or modification would constitute a material change to the conduct of the Business as currently conducted or (y) breach any material Contract to which the Company is a party and (C) Seller and the Company shall not have any obligation to take any action that would bind Seller or the Company prior to the Closing.

(2) Without limiting the foregoing Section 7.02(a)(1), (A) Seller shall cause the Company, at the Company’s sole cost and expense, to comply with all requirements of ISRA prior to the Closing that are necessary to consummate the Transactions, including any requirement to (x) submit or obtain, prior to the Closing Date, to or from the New Jersey Department of Environmental Protection (“NJDEP”) a General Information Notice (“GIN”) and either (i) an executed Remediation Certification or a Remedial Action Workplan certified by the Licensed Site Remediation Professional (“LSRP”) or (ii) an approved Remediation in Progress Waiver, in each case identifying the Company as the party responsible for any environmental investigation, remediation, monitoring or other responsive or corrective action required to comply with ISRA, including, replacing, as needed, any financial guarantees of the Company, with the cooperation of Purchaser, or making other submissions required by the NJDEP (as each term is defined in ISRA) and (B) the Company, at the Company’s sole cost and expense, shall be responsible, before and after the Closing Date, for conducting and completing any environmental investigation, remediation, monitoring or other responsive or corrective action required to comply with ISRA or any requirement of the NJDEP, including making any related filings, notices, submissions or guarantees; provided that, prior to completing any notice, certification, workplan or other submission contemplated by clause (A) above, the Company and Seller shall provide Purchaser with a reasonable opportunity to comment on a draft of such notice, certification, workplan or other submission.

(b) Each of Purchaser and Seller shall, as promptly as practicable but in any event not more than 10 Business Days after the date hereof, file, or cause to be filed, all required Notification and Report Forms under the HSR Act (“HSR Filings”) with the Federal Trade Commission (the “FTC”) and the Antitrust Division of the United States Department of Justice (the “Antitrust Division”) in connection with the Transactions. Each of Purchaser and Seller shall use its respective reasonable best efforts to, (i) respond as promptly as practicable to (x) all inquiries received from the FTC or the Antitrust Division in respect of the filings referred to in the immediately preceding sentence and (y) any request for information or documentary materials following such filings (a “Second Request”) and (ii) cause the waiting period under the HSR Act to terminate or expire at the earliest possible date. Purchaser and Seller will furnish to the other such information and assistance as the other may reasonably request in connection with preparation of the HSR Filings. Purchaser and Seller shall each be responsible for 50% of the filing fees associated with the filing of the HSR Act notification and report form.

(c) Purchaser and Seller shall each keep the other apprised of the status of matters relating to the filings, notices and requests contemplated or required by this Section 7.02. In that regard, prior to the Closing, each of Seller and Purchaser shall promptly consult with the other with respect to, provide any necessary information with respect to (and, in the case of correspondence, provide the other (or its counsel) copies of), all filings, notices, requests for approval or consent made by it with any Governmental Authority pursuant to this Section 7.02 or any other information supplied by it to, or correspondence with, a Governmental Authority in connection with its obligations described above in this Section 7.02. In respect of any such filings, notices or requests, each of Seller and Purchaser shall promptly inform the other, or if in writing, furnish the other with copies, or, in the case of material oral communications, advise the other orally, of any communication from any Governmental Authority regarding any of such filings, notices or requests, and permit the other to review and discuss in advance, and consider in good faith the views of the other in connection with, any proposed written (or any material proposed oral) communication with any such Governmental Authority in respect of any such filing, notice or request. Except when communicating with a Governmental Authority in response to a telephone call from such Governmental Authority, neither Seller nor Purchaser shall participate in any meeting or communication with any Governmental Authority in connection with any such filing, notice or request (or make oral submissions at meetings or in telephone or other conversations in respect thereto) unless it consults with the other in advance and to the extent permitted by such Governmental Authority gives the other the opportunity to attend and participate thereat. Each of Seller and Purchaser shall furnish the other with copies of all correspondence, filings and communications (and memoranda setting forth the substance thereof) between it and any such Governmental Authority with respect to such filings, notices and requests, and furnish the other with such necessary information and reasonable assistance as the other may reasonably request in connection with its preparation of such filings, notices or requests.

(d) During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Closing, except as required by this Agreement, Purchaser and its Affiliates will not, without the prior written consent of Seller, engage in any action or enter into any transaction or permit any action to be taken or transaction to be entered into, that impairs or delays or would be reasonably likely to impair or delay Purchaser’s ability to consummate the Transactions or perform its obligations hereunder. Without limiting the generality of the immediately preceding sentence, Purchaser will not, directly or indirectly acquire (whether via merger, consolidation, stock or asset purchase or otherwise), or agree to so acquire, any amounts of assets of or any equity in any other person or any business or division thereof, unless that acquisition or agreement would not reasonably be likely to (i) increase the risk of not obtaining any authorizations, consents, orders, declarations or approvals of any Governmental Authority described above in this Section 7.02 or the expiration or termination of any waiting period in connection with any requisite approval of any Governmental Authority; or (ii) increase the risk of any Governmental Authority entering an order that enjoins, prohibits, prevents or restricts the ability of the parties to obtain any authorization, approval, consent or waiver contemplated by this Section 7.02, or increase the risk of not being able to remove any such order on appeal or otherwise.

(e) Seller shall give prompt notice to Purchaser, and Purchaser shall give prompt notice to Seller, of (i) the breach or failure to be true and correct of any representation or warranty made by it contained in this Agreement, which breach or failure to be true and correct would give rise to the failure of a condition in Section 8.02(a) or 8.03(a), as applicable, or (ii) the failure by it to comply with or satisfy in any material respect any covenant, condition or agreement to be complied with or satisfied by it under this Agreement, which failure would give rise to the failure of a condition in Section 8.02(b) or 8.03(b).

(f) Upon the knowledge of Seller or the Company of (i) any pending Action or Action threatened in writing not disclosed in the Seller Disclosure Letter or (ii) a material event or development in any Action or matter disclosed in the Seller Disclosure Letter, including with respect to the matters addressed in Section 7.11 thereof, Seller shall promptly (and in any event within two Business Days and no later than immediately prior to the Closing) provide written notice to Purchaser of such Action or matter and the material details relating thereto and update the Seller Disclosure Letter. Any pending Action disclosed under this Section 7.02(f) shall constitute a Retained Liability.

SECTION 7.03 Public Announcements. Any public announcement or similar publicity with respect to this Agreement or the Transactions will be issued, if at all, at such time and in such manner as mutually agreed to by Purchaser and Seller; provided, however, that the foregoing shall not prohibit any party from making, issuing or releasing any announcements, statements, or acknowledgments that such party is required to make, issue or release by applicable Law or by any listing agreement with or listing rules of a securities exchange or trading market or inter-dealer quotation system (provided that such party has used reasonable efforts to give the other party prior notice thereof and an opportunity to review such disclosure). Except as otherwise agreed to by Purchaser and Seller or required by Law or this Agreement, prior to the Closing, each party will, and will cause its Representatives to, keep this Agreement, its terms and any information about the Transactions strictly confidential and shall not make any disclosure of this Agreement to any other person. Purchaser and Seller will consult with each other concerning the means by which the Company and employees, customers, and suppliers and others having dealings with the Company will be informed of the Membership Interest Purchase. Notwithstanding anything to the contrary in this Agreement, nothing in this Agreement shall in any way prohibit or limit Goldberg Lindsay or its respective Affiliates from disclosing the terms of this Agreement or Goldberg Lindsay’s or any of its respective Affiliates’ investment in the Company in connection with Goldberg Lindsay’s or its respective Affiliates’ reporting (including reporting to their respective shareholders, limited partners, partners or members), marketing or fundraising activities or obligations.

SECTION 7.04 Employee Matters.

(a) Prior to the Closing, Seller shall transfer, or shall cause the transfer of, the employment of each individual listed in Section 7.04(a) of the Seller Disclosure Letter (which schedule shall be updated prior to the Closing as necessary to reflect any terminations or resignations or as may be otherwise mutually agreed upon by Seller and Purchaser) (each such employee, an “Excluded Employee”) to Seller or one of its Affiliates (other than the Company). For the period commencing after the Closing Date and ending on December 31, 2018 (or the period required by applicable Law, if longer) (such period, the “Continuation Period”), Purchaser either shall, with respect to each employee of the Company immediately prior to the Closing who is not an Excluded Employee (each, a “Continuing Employee”) whose terms and conditions of employment are not governed by a CBA (each such Continuing Employee, a “Non-Union Continuing Employee”), (1) assume and maintain, or cause its subsidiaries (including the Company) to assume and maintain, for the benefit of each Non-Union Continuing Employee, the Benefit Plans and the Benefit Agreements at the compensation and benefit levels in effect immediately prior to the Closing or (2) provide or cause its subsidiaries (including the Company) to provide (A) a base salary or wage rate, as applicable, to each Non-Union Continuing Employee that is no less favorable than that provided by Purchaser to its similarly situated employees, (B) incentive opportunities, including bonuses (excluding value attributable to equity-based compensation) to each Non-Union Continuing Employee that are substantially comparable to incentive opportunities provided by Purchaser to its similarly situated employees and (C) benefits to each Non-Union Continuing Employee that, in the aggregate, are substantially comparable to the benefits provided by Purchaser to its similarly situated employees. Purchaser shall provide or cause its subsidiaries (including the Company) to provide each Non-Union Continuing Employee whose employment is terminated during the Continuation Period other than for cause with severance payments and benefits that are no less favorable than the more favorable of (x) those provided to such Non-Union Continuing Employee immediately prior to the Closing and (y) those provided to similarly situated employees of Purchaser and its subsidiaries (excluding, after the Closing, the Company) under severance plans, agreements or arrangements in effect at the time of such termination of employment.

(b) With respect to any “employee benefit plan”, as defined in Section 3(3) of ERISA, maintained by Purchaser or any of its subsidiaries (including the Company) (including any vacation, paid time-off and severance plans), for all purposes, including determining eligibility to participate, level of benefits and vesting (for the avoidance of doubt, excluding benefit accrual under any defined benefit pension plan), each Continuing Employee’s service with the Company (as well as service with any predecessor employer of the Company, to the extent service with such predecessor employer is recognized by the Company) shall be treated as service with Purchaser or any of its subsidiaries (including the Company); provided, however, that such service need not be recognized to the extent that such recognition would result in any duplication of benefits.

(c) Purchaser shall waive, or Purchaser shall cause its subsidiaries (including the Company) to waive or cause to be waived, any pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods under any welfare benefit plan maintained by Purchaser or any of its subsidiaries in which Continuing Employees (and their eligible dependents) will be eligible to participate from and after the Closing, except to the extent that such pre-existing condition limitations, exclusions, actively-at-work requirements and waiting periods would not have been satisfied or waived under the comparable Benefit Plan immediately prior to the Closing. Purchaser shall, or shall cause its subsidiaries (including the Company) to, recognize, or cause to be recognized, the dollar amount of all co-payments, deductibles and similar expenses incurred by each Continuing Employee (and his or her eligible dependents) during the calendar year in which the Closing occurs for purposes of satisfying such year’s deductible and co-payment limitations under the relevant welfare benefit plans in which such Continuing Employee (and his or her eligible dependents) will be eligible to participate from and after the Closing.

(d) [Intentionally Deleted].

(e) Seller will promptly notify Purchaser if Seller or the Company receives written notice from any employee of the Company listed on Section 7.04(e) of the Seller Disclosure Letter of his or her resignation from employment with the Company.

(f) Seller shall provide an accurate and complete list upon the Closing of all employees of the Company (other than any Excluded Employee) whose employment terminated within the ninety (90) days prior to the Closing Date, stating for each such employee the date of termination, the employee’s position and work location, and whether such termination was voluntary or involuntary, and if involuntary, whether or not for cause.

(g) In the case of each Excluded Employee, the Company shall be responsible for paying the payroll amount due to such individual for the payroll period (or portion thereof) ending on the date of the Excluded Employee’s transfer to Seller or one of its Affiliates (other than the Company) (the “Transfer Date”), unless otherwise agreed to by Seller and Purchaser. Pursuant to the “Standard Procedure” provided in section 4 of Revenue Procedure 2004-53, 2004-2 C.B. 320, (i) Seller (or its applicable Affiliate (other than the Company)) and the Company shall report on a predecessor/successor basis as set forth therein, (ii) the Company will not be relieved from filing a Form W-2 with respect to any Excluded Employee, and (iii) Seller (or its applicable Affiliate (other than the Company)) will undertake to file (or cause to be filed) a Form W-2 for each such Excluded Employee with respect to the partial year following the Transfer Date.

(h) Nothing contained in this Section 7.04 or any other provision of this Agreement shall be construed to (i) create (x) any third-party beneficiary rights in any employee or former employee (including any dependent thereof) of the Company or any of their Affiliates or any person other than the parties or (y) any right to employment or continued employment for any specified period or to a particular term or condition of employment with Purchaser, the Company or any of their subsidiaries or Affiliates, (ii) limit the ability of Purchaser, the Company or any of their subsidiaries or Affiliates to terminate the employment of any employee (including any Continuing Employee) at any time and for any reason or (iii) establish, amend or modify any benefit plan, program, agreement or arrangement or alter or limit Purchaser’s, the Company’s or any of their subsidiaries’ ability to amend, modify or terminate any benefit plan, program, agreement or arrangement.

SECTION 7.05 Tax Matters.

(a) All stock transfer, real estate transfer, documentary, filing, stamp, recording, registration and other similar Taxes (including interest, penalties and additions to any such Taxes, but, for the avoidance of doubt, not including any income or capital gains Taxes or similar Taxes) incurred in connection with the Transactions (“Transfer Taxes”) shall be borne fifty percent by Purchaser and fifty percent by Seller. Seller and Purchaser further agree, upon request, to use commercially reasonable efforts to obtain any certificate or other document from any Taxing Authority as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed in connection with the Transactions. Purchaser shall be exclusively responsible for preparing, executing and filing any Tax Returns and other documentation with respect to such Transfer Taxes. Seller shall pay to Purchaser, at least five days before any such Tax Return is due, an amount equal to Seller’s share of such Transfer Taxes. If either Seller or Purchaser receives any refund, credit or recovery of any Transfer Tax that was shared by the parties in accordance with this Section 7.05(a), such party shall promptly pay to the other party such other party’s share of such refund, credit or recovery, net of any reasonable out-of-pocket costs and expenses.

(b) Seller shall cause the Company to prepare and file or cause to be prepared and filed, when due (taking into account all applicable extensions) all Tax Returns that are filed by or with respect to the Company on or before the Closing Date. Seller shall cause the Company to timely pay, or cause to be paid, to the applicable Taxing Authority, all Taxes due with respect to such Tax Returns.

(c) Purchaser shall prepare and file, or cause to be prepared and filed, when due (taking into account all applicable extensions) all Tax Returns (i) for any taxable period that ends on or before the Closing Date (a “Pre-Closing Tax Period”) and (ii) for any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), in each case that are filed by or with respect to the Company after the Closing Date. Such Tax Returns shall be prepared in a manner that is consistent with the past practice of the Company, except as otherwise required by applicable Law. Purchaser shall present such Tax Returns to Seller for review and comment at least 30 days prior to the date on which such Tax Returns are required to be filed and such Tax Returns shall be subject to Seller’s written consent, which shall not be unreasonably withheld; provided that Purchaser and Seller shall act reasonably and in good faith to resolve any objection properly and timely raised by Seller with respect to such Tax Returns. If Seller and Purchaser are unable to resolve any issue within 10 days after the date of receipt by Purchaser of the request for changes, then Seller and Purchaser jointly shall engage the Accounting Firm to determine the correct treatment of the item or items in dispute. Each of Seller, on the one hand, and Purchaser, on the other, shall bear and pay one half of the fees and other costs charged by the Accounting Firm for such determination. Such determination of the Accounting Firm shall be final and binding on the parties hereto. Seller shall pay to Purchaser, at least five days before any such Tax Return is due, the amount, if any, owed by Seller pursuant to Section 10.01(c) with respect to the taxable periods covered by such Tax Returns. Notwithstanding anything to the contrary in this Section 7.05(c), this Section 7.05(c) shall not apply to income Tax Returns of Seller for any taxable period, and Purchaser shall have no rights or obligations with respect to such Tax Returns.

(d) Subject to Section 7.05(c), neither Purchaser nor any of its Affiliates shall (or shall cause or permit the Company to) file, amend or refile any Tax Return of the Company for any taxable period beginning prior to the Closing Date without the prior written consent of Seller.

(e) Except as described in Section 2.03(f), any refund or credit of Taxes of the Company for any Pre-Closing Tax Period and the portion of any Straddle Period ending on the Closing Date shall be paid to Seller. All other refunds or credits of Taxes of the Company shall belong to Purchaser. Any refund or credit of Taxes of the Company for a Straddle Period shall be apportioned in accordance with Section 7.05(m). Purchaser, on the one hand, and Seller, on the other hand, shall, or shall cause their Affiliates to, pay to the other party the portion of any such refund or credit of Taxes to which such other party is entitled under this Section 7.05(e), in the case of a refund, within ten days after such refund is received or in the case of a credit, within ten days after such credit is allowed or applied against other Tax liabilities; provided, however, that if any portion of such refund or credit is subsequently disallowed by any Taxing Authority, the amounts previously paid in respect thereof under this Section 7.05(e) shall be promptly reimbursed by the payee to the payor.

(f) Purchaser and Seller shall reasonably cooperate, and shall cause their Affiliates, officers, employees, agents, auditors and representatives to reasonably cooperate, in preparing and filing all Tax Returns and in resolving all disputes and audits relating to Taxes with respect to all taxable periods, including by maintaining and making available to each other all records reasonably necessary for the filing of any Tax Return or the conduct of any Tax dispute or audit. Purchaser agrees to retain or cause to be retained all books and records with respect to Tax matters pertinent to the Company and the Company’s assets and activities relating to taxable periods beginning prior to the Closing Date until the expiration of the applicable period for assessment under applicable Law (giving effect to any and all extensions or waivers) and to abide by or cause the abidance with all record retention agreements entered into with any Taxing Authority.

(g) All Tax sharing agreements, arrangements and practices between the Company, on the one hand, and Seller or any Affiliate of Seller (other than the Company), on the other hand, shall be terminated before the Closing. After the Closing, neither Seller nor any Affiliate of Seller shall have any rights or obligations under any such Tax sharing agreement, arrangement or practice.

(h) If Purchaser or any of its Affiliates receives notice of a Tax audit, examination, claim, dispute, investigation or other proceeding, in each case that relates to the Company (a “Tax Proceeding”) with respect to any Pre-Closing Tax Period or Straddle Period, then Purchaser shall notify Seller within ten days after receipt of such notice. Purchaser’s notification to Seller shall contain factual information describing the Tax Proceeding in reasonable detail and shall include copies of any notice or other document received from any Taxing Authority in respect of any such Tax Proceeding.

(i) In the case of a Tax Proceeding that relates to a Pre-Closing Tax Period, Seller shall have the right to control the conduct of the Tax Proceeding. To the extent Seller elects to control the Tax Proceeding, Seller shall notify Purchaser of its intent to do so within 30 days of receipt of notice of the Tax Proceeding, and Purchaser shall reasonably cooperate, and shall cause the Company to reasonably cooperate, in each phase of such Tax Proceeding. If Seller elects not to control the Tax Proceeding, Purchaser shall assume control of such Tax Proceeding. In such event, Seller shall have the following rights (the “Tax Proceeding Rights”): (i) Purchaser shall keep Seller informed on a prompt basis regarding the progress and substantive aspects of such Tax Proceeding, including by providing Seller with all written materials relating to the Tax Proceeding submitted to and received from the relevant Taxing Authority, (ii) Seller shall be entitled to participate in the Tax Proceeding, including by having an opportunity to comment on any written materials prepared in connection with such Tax Proceeding and attending any conferences relating thereto, and (iii) Purchaser shall not compromise, settle or resolve the Tax Proceeding without obtaining Seller’s prior written consent, such consent not to be unreasonably withheld. In the case of a Tax Proceeding that relates to a Straddle Period (a “Straddle Period Contest”), Purchaser shall have the right to control such Straddle Period Contest subject to the Tax Proceeding Rights.

(j) Neither Purchaser nor any of its Affiliates shall waive any statute of limitations or agree to any extensions thereof in respect of any Pre-Closing Tax Period or Straddle Period of the Company without the prior written consent of Seller.

(k) For U.S. Federal income Tax purposes, the parties shall treat the Membership Interest Purchase as a purchase by Purchaser of the assets owned by the Company as of the Closing, and an assumption by Purchaser of any liabilities of the Company as of the Closing.

(l) The purchase price and the amount of liabilities treated as having been assumed by Purchaser as a result of the Membership Interest Purchase for U.S. Federal income Tax purposes, shall be allocated among the assets owned as of the Closing by the Company (such allocation, the “Purchase Price Allocation”) in accordance with Section 1060 of the Code and the Treasury regulations promulgated thereunder; provided, however, that the allocation to the Owned Real Property shall not exceed, in the aggregate, $50 million (unless either party determines, based on the advice of its independent advisor, that such an allocation is not in accordance with Section 1060 of the Code and the Treasury regulations promulgated thereunder). The Purchase Price Allocation shall be delivered by Purchaser to Seller within 90 days after the Closing Date for Seller’s approval, which approval shall not be unreasonably withheld. Seller and Purchaser shall work in good faith to resolve any disputes relating to the Purchase Price Allocation within 30 days. If Seller and Purchaser are unable to resolve any such dispute, such dispute shall be resolved promptly by the Accounting Firm in accordance with the procedures set forth in Section 2.03(c). If the purchase price is adjusted pursuant to this Agreement, the Purchase Price Allocation shall be adjusted as mutually agreed by Purchaser and Seller. Purchaser and Seller shall file all Tax Returns (including, but not limited to, Internal Revenue Service Form 8594) consistent with the Purchase Price Allocation, and neither Purchaser nor Seller shall take any Tax position inconsistent with such Purchase Price Allocation unless such position is mutually agreed by the parties or required to be taken pursuant to a final determination under Section 1313 of the Code. Purchaser and Seller agree to promptly advise the other regarding the existence of any Tax audit or controversy regarding the correctness of the Purchase Price Allocation or any adjustment thereto.

(m) In the case of any Straddle Period: (A) Property Taxes for the portion of the Straddle Period ending on and including the Closing Date shall be equal to the amount of such Property Taxes for the entire Straddle Period multiplied by a fraction, the numerator of which is the number of days during the portion of the Straddle Period ending on and including the Closing Date and the denominator of which is the number of days in the entire Straddle Period; and (B) Taxes (other than Property Taxes) for the portion of the Straddle Period ending on and including the Closing Date shall be computed as if such taxable period ended as of the close of business on the Closing Date and, in the case of any such Taxes attributable to the ownership of any equity interest in a partnership or other “flowthrough” entity, as if the taxable period of that entity ended as of the close of business on the Closing Date.

SECTION 7.06 Financial Statements. Upon the written request of Purchaser, at Purchaser’s sole cost and expense and only to the extent necessary to comply with the disclosure obligations of Purchaser or its Affiliates under Rule 3-05 of Regulation S-X (“Rule 3-05”), Seller shall provide Purchaser and its representatives (including its legal counsel and independent auditors) historical financial statements for (i) the latest fiscal year period prior to the Closing Date, audited in accordance with the standards of the Public Company Accounting Oversight Board (United States), (ii) any additional audited fiscal year periods for prior periods should Purchaser’s auditors determine that such additional periods would be required in order to comply with Rule 3-05 and (iii) the latest fiscal year interim period financial statements prior to the Closing Date as required by Rule 3-05 and deliver them to Purchaser for its comment and review no less than fifteen (15) days prior to the filing deadline stipulated by Rule 3-05 (and in any event no later than 60 days following Purchaser’s request). The obligations of Seller to disclose or provide reasonable access to any such historical financial information shall terminate six months after the Closing Date. Purchaser shall reimburse Seller for its and its Affiliates’ reasonable internal costs and out-of-pocket costs associated with this Section 7.06. Purchaser agrees that it shall consult with Seller in advance of requesting any such access with a view towards establishing a mutually agreeable plan for such access that shall not unreasonably interfere with the normal operation of Seller. In addition, upon the written request of Purchaser, Seller shall, at Purchaser’s sole cost and expense, prepare historical financial statements for the interim period beginning the first day of the fiscal quarter in which the Closing Date occurs through the Closing Date and deliver them to Purchaser no less than 30 days after the Closing Date, provided such financial statements need not be audited or reviewed by an independent auditor.

SECTION 7.07 Fees and Expenses. Except as otherwise provided in this Agreement, all fees and expenses incurred in connection with the Membership Interest Purchase and the other Transactions shall be paid by the party incurring such fees or expenses, whether or not the Membership Interest Purchase and the other Transactions contemplated hereby are consummated.

SECTION 7.08 Termination of Transactions with Affiliates. Seller shall ensure that all transactions between the Company, on the one hand, and Seller, any Affiliate of Seller (including any member of the LG Group but other than the Company) or any Company Related Person, on the other hand, are terminated and fully and completely discharged prior to the Close of Business on the day immediately preceding the Closing Date.

SECTION 7.09 Insurance. From the date hereof until the Closing, Seller shall, and shall cause the other members of the Seller Group to, promptly notify each insurance carrier of any Insurance Policy of any claim relating to the Company or the Business that reasonably could be expected to be covered under such Insurance Policies (without giving effect to the $250,000 deductible) and, to the extent that Seller does not use the proceeds of any insurance claim to repair the affected property of the Company, Seller shall include the amount of the insurance proceeds in the Net Working Capital Statement, or if received by Seller or any of its Affiliates after the delivery of the Closing Statement, shall promptly remit all such proceeds to the Company. Following the Closing, Seller shall, and shall cause the other members of the Seller Group to, use commercially reasonable efforts to enable, after the Closing, the Seller Group, on behalf of Purchaser and the Company to, at Purchaser’s sole cost and expense, file, notice and otherwise continue to pursue any claims (including commercially reasonable efforts to assert and maintain such claims), and recover proceeds under the terms of any Insurance Policies which provide coverage with respect to the Company for any covered loss, liability or damage under such Insurance Policies arising out of an occurrence prior to the Closing Date or arising out of an act, error or omission that forms the basis of a claim made against the Company prior to the Closing Date. To the extent Seller or any of its Affiliates receives a cash payment following the Closing from any insurance carrier for any such insurance claims, then Seller shall promptly remit any such cash payment to Purchaser; provided, however, that such cash payment shall be (x) reduced by the amount of any applicable deductibles and copayment provisions or any payment or reimbursement obligations of Seller or any other member of the Seller Group, as applicable, in respect thereof and (y) net of the amount of any related Tax costs. Notwithstanding anything herein to the contrary, Seller and each other member of the Seller Group shall have no obligation to keep the Insurance Policies in effect beyond the period for which premiums have been paid as of the Closing.

SECTION 7.10 Non-Solicitation and Non-Hire of Employees. For a period of two (2) years from the date hereof, without the prior written consent of Purchaser, Seller shall not, and shall cause its Affiliates not to, directly or indirectly, solicit or hire, or attempt to solicit or hire, any person that such person came into direct contact with in connection with the Transactions who is (or was at any time during such two (2) year period) an employee of Purchaser or any of its Affiliates or subsidiaries, excluding in either case any such employees that were terminated. Notwithstanding the foregoing, Seller shall not be precluded from soliciting or hiring any employee who (a) responds to an advertisement or other general solicitation not targeted to employees of a party (or its Affiliates) or (b) is referred by a search firm, employment agency or similar entity so long as such entities have not been directly or indirectly instructed by the hiring party to solicit such employee. Seller shall also be prohibited from soliciting or hiring any employee of the Company for a period of two (2) years from the Closing Date, without Purchaser’s prior written consent.

SECTION 7.11 Exclusivity. Except with respect to this Agreement and the transactions contemplated hereby or set forth in Section 7.11 of the Seller Disclosure Letter, Seller shall not, and shall cause its Affiliates and the Company and its and their respective Representatives (including any investment banking, legal or accounting firm retained by any of the foregoing) not to: (a) initiate, solicit or seek, directly or indirectly, any inquiries or the making or implementation of any proposal or offer with respect to a merger, acquisition, consolidation, equity investment or similar transaction involving, or any purchase of all or any substantial portion of the assets or any membership interests of, Seller or the Company (any such proposal or offer being hereinafter referred to as a “Proposal”); (b) engage in any negotiations or substantive discussions with, or provide any confidential information or data to, any Person relating to a Proposal; (c) otherwise cooperate in any effort or attempt to make, implement or accept a Proposal; or (d) enter into a Contract with any Person relating to a Proposal. The obligations set forth in this Section 7.11 shall expire upon the earlier of (i) the termination of this Agreement and (ii) the Closing Date.

SECTION 7.12 Further Assurances. Subject to the terms and conditions of this Agreement, at any time or from time to time after the Closing, at the request of any party, the other part(ies) shall, and shall cause its or their respective Affiliates to, without further consideration, execute and deliver such other documents and instruments, provide such materials and information and take such other actions as may reasonably be necessary, proper or advisable, to the extent permitted by Law, to fulfill its or their obligations under this Agreement and consummate the transactions contemplated hereby.

SECTION 7.13 Real Property Matters. Purchaser may obtain a commitment or commitments for title insurance (individually or collectively, the “Title Commitment”) to insure the Owned Real Property under a title policy from the Title Company. Purchaser, in its sole, but reasonable discretion may obtain commercially reasonable endorsements to its title policy. Purchaser may also obtain a new (or to the extent available, a recertified) survey prepared in accordance with the “Minimum Standard Detail Requirements for ALTA/NSPS Land Title Surveys” jointly established and adopted by ALTA and the National Society of Professional Surveyors, Inc. in 2016 (or the local equivalent thereof) of the Owned Real Property (the “Survey”) in connection with Purchaser’s title policy. If Purchaser elects to obtain a Title Commitment, purchase a title policy (inclusive of any endorsements thereto) or order a Survey, in each case as provided herein, Purchaser shall be responsible for all costs and expenses in connection therewith. Seller’s obligations with respect to this Section 7.13 shall be exclusively limited to (i) providing a reasonable and customary owner’s affidavit executed and delivered by the Company in favor of the Title Company in order to permit the Title Company to delete from the title policy such general exceptions to title as are customarily omitted for the applicable jurisdiction in which the Owned Real Property is located on the basis of an owner’s affidavit (other than any Permitted Liens) and (ii) upon reasonable advance written notice to Seller, provide access to Purchaser’s surveyor to the Owned Real Property.

SECTION 7.14 D&O Indemnification. Seller and the Company agree that, to the maximum extent permitted by applicable Law, all rights to indemnification, advancement of expenses and exculpation from liability for acts or omissions occurring in connection with or prior to the Closing now existing in favor of the current or former members, directors, managers, officers or employees of the Company (“D&O Indemnified Persons”), including as provided in the Organizational Documents, will survive the Closing and will continue in full force and effect in accordance with their respective terms. Prior to the Closing, Seller shall cause the Company to purchase (and Seller shall pay for) six-year “tail” directors’ and officers’ liability insurance, employment practices liability insurance and fiduciary liability insurance policies that (i) have coverage not less than the Company’s existing directors’ and officers’ liability insurance, employment practices liability insurance, and fiduciary liability insurance policy coverage and have other terms not less favorable to the insured persons than the Company’s existing directors’ and officers’ liability insurance, employment practices liability insurance, and fiduciary liability insurance policies and (ii) provides coverage with respect to matters existing or arising on or before the Closing Date.

SECTION 7.15 Parent Guarantee. Concurrently with the execution of this Agreement, Seller shall deliver to Purchaser a duly executed Parent Guarantee, dated as of the date hereof, from the Guarantor, the form of which is attached as Exhibit B hereto (the “Guarantee”).

ARTICLE VIII

CONDITIONS TO CLOSING

SECTION 8.01 Conditions to Each Party’s Obligation to Effect the Membership Interest Purchase. The respective obligation of each party to effect the Membership Interest Purchase is subject to the satisfaction or waiver on or prior to the Closing Date of the following conditions:

(a) Waiting Periods. All waiting periods applicable to the Transactions under the HSR Act shall have expired or been terminated.

(b) No Injunctions or Restraints. No order, decree or ruling issued by any Governmental Authority of competent jurisdiction or other Law restraining, preventing or otherwise prohibiting the consummation of the Transactions (including the Membership Interest Purchase) shall be in effect; provided, however, that prior to asserting this condition, Purchaser or Seller, as applicable, shall have complied in all material respects with its obligations under Section 7.02.

(c) No Illegality. No Law shall have been enacted, enforced or deemed applicable to the Transactions (including the Membership Interest Purchase) that has the effect of making the Membership Interest Purchase or the other Transactions illegal.

SECTION 8.02 Conditions to Obligations of Purchaser. The obligations of Purchaser to consummate the Transactions and effect the Membership Interest Purchase are further subject to the satisfaction (or waiver by Purchaser) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties.

(i) The representations and warranties of (A) Seller set forth in Article III in this Agreement (other than the Fundamental Representations of Seller with respect to the Company) shall be true and correct on and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly and specifically are made as of an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), except for such failures to be so true and correct that have not had and would not reasonably be expected to have a Company Material Adverse Effect and (B) Seller set forth in Article IV in this Agreement (other than the Fundamental Representations of Seller) shall be true and correct on and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly and specifically are made as of an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), except for such failures to be so true and correct that have not had and would not reasonably be expected to have a Seller Material Adverse Effect. For the purposes of determining the satisfaction of the condition in the immediately preceding sentence, the representations and warranties of Seller with respect to itself, and of Seller with respect to the Company, shall be deemed not qualified by any references therein to materiality or to Company Material Adverse Effect or Seller Material Adverse Effect.

(ii) The Fundamental Representations of Seller with respect to itself, and of Seller with respect to the Company, shall be true and correct in all but de minimis respects on and as of the Closing Date as though made on the Closing Date, except to the extent such Fundamental Representations expressly and specifically are made as of an earlier date (in which case such Fundamental Representations shall be true and correct on and as of such earlier date).

(iii) Purchaser shall have received a certificate dated the Closing Date and signed on behalf of Seller by a duly authorized officer of Seller confirming the foregoing clause (i) and (ii).

(b) Performance of Obligations of Seller. Seller shall have performed, and shall have caused the Company to perform, in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Purchaser shall have received a certificate dated the Closing Date signed on behalf of Seller by a duly authorized officer of Seller to such effect.

(c) Company Material Adverse Effect. Except as listed in Section 3.05(c) of the Seller Disclosure Letter, since the date hereof, no event, circumstance, development, condition, occurrence, state of facts, change or effect has occurred or arisen that has had, or would reasonably be expected to have, a Company Material Adverse Effect; and Purchaser shall have received a certificate dated the Closing Date signed on behalf of Seller by a duly authorized officer of Seller to such effect.

(d) Waiting Periods. Neither the FTC nor the DOJ shall have made it a condition to expiration or termination of the waiting period that any party or the Company take or refrain from taking any action contemplated in the last sentence of Section 7.02(a)(1).

SECTION 8.03 Conditions to Obligations of Seller. The obligation of Seller to consummate the Transactions and effect the Membership Interest Purchase is further subject to the satisfaction (or waiver by Seller) on or prior to the Closing Date of the following conditions:

(a) Representations and Warranties.

(i) The representations and warranties of Purchaser in this Agreement (other than the Fundamental Representations of Purchaser) shall be true and correct on and as of the Closing Date as though made on the Closing Date, except to the extent such representations and warranties expressly and specifically are made as of an earlier date (in which case such representations and warranties shall be true and correct on and as of such earlier date), except for such failures to be so true and correct that have not had and would not reasonably be expected to have a Purchaser Material Adverse Effect. For the purposes of determining the satisfaction of the condition in the immediately preceding sentence, the representations and warranties of Purchaser shall be deemed not qualified by any references therein to materiality or to Purchaser Material Adverse Effect.

(ii) The Fundamental Representations of Purchaser shall be true and correct in all but de minimis respects on and as of the Closing Date as though made on the Closing Date, except to the extent such Fundamental Representations expressly and specifically are made as of an earlier date (in which case such Fundamental Representations shall be true and correct on and as of such earlier date).

(iii) Seller shall have received a certificate dated the Closing Date and signed on behalf of Purchaser by a duly authorized officer of Purchaser confirming the foregoing clause (i) and (ii).

(b) Performance of Obligations of Purchaser. Purchaser shall have performed in all material respects all obligations required to be performed by it under this Agreement at or prior to the Closing Date, and Seller shall have received a certificate dated the Closing Date signed on behalf of Purchaser by a duly authorized officer of Purchaser to such effect.

SECTION 8.04 Frustration of Closing Conditions. Neither Purchaser, on the one hand, nor Seller, on the other hand, may rely on the failure of any condition set forth in this Article VIII to be satisfied if such failure was caused by such person’s breach of its obligations under this Agreement.

ARTICLE IX

TERMINATION, AMENDMENT AND WAIVER

SECTION 9.01 Termination. This Agreement may be terminated at any time prior to the Closing Date:

(a) by the written consent of Purchaser and Seller;

(b) by either Purchaser or Seller:

(i) if the Membership Interest Purchase is not consummated on or before April 16, 2019 (subject to extension pursuant to Section 11.09(b)) (the “Outside Date”), unless the failure to consummate the Membership Interest Purchase is the result of a breach of this Agreement by the party seeking to terminate this Agreement; provided, however, that (A) Purchaser shall not have a right to terminate this Agreement pursuant to this Section 9.01(b)(i) if Seller has the right to terminate this Agreement pursuant to Section 9.01(e) or 9.01(f) and (B) Seller shall not have a right to terminate this Agreement pursuant to this Section 9.01(b)(i) if Purchaser has the right to terminate this Agreement pursuant to Section 9.01(c);

(ii) if any Governmental Authority of competent jurisdiction issues an order, decree or ruling or takes any other action permanently enjoining, restraining or otherwise prohibiting the Membership Interest Purchase and such order, decree, ruling or other action shall have become final and nonappealable;

(iii) if any Law shall have been enacted, enforced or deemed applicable to the Transactions (including the Membership Interest Purchase) that has the effect of making the Transactions illegal; or

(iv) if any condition to the obligation of such party to consummate the Membership Interest Purchase set forth in Section 8.01 (in the case of Purchaser or Seller), Section 8.02 (in the case of Purchaser) or Section 8.03 (in the case of Seller) becomes incapable of satisfaction prior to the Outside Date; provided, however, that the terminating party is not then in breach of any representation, warranty or covenant contained in this Agreement which breach resulted in the failure of such condition;

(c) by Purchaser, if Seller breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.02(a) or 8.02(b) and (ii) cannot be or has not been cured within 30 days after the giving of written notice to Seller of such breach (provided that Purchaser is not then in material breach of any representation, warranty, covenant or agreement of Purchaser contained in this Agreement);

(d) (A) by Seller, after November 8, 2018, if a Second ROFO Notice has been delivered, solely to permit Seller simultaneously with such termination to execute a definitive agreement with Associated Asphalt Marketing, LLC (as successor-in-interest to Road Holdings III, L.L.C.) for the purchase of the Company according to the terms of the Second ROFO Notice on terms more favorable to Seller than those contained in this Agreement; or (B) by Purchaser, if Seller delivers a Second ROFO Notice and (i) Associated Asphalt Marketing, LLC (as successor-in-interest to Road Holdings III, L.L.C.) executes a definitive agreement for the purchase of the Company with Seller on terms more favorable to Seller than those contained in this Agreement, or (ii) Associated Asphalt Marketing, LLC (as successor-in-interest to Road Holdings III, L.L.C.) makes an offer to Seller for the purchase of the Company on terms and conditions more favorable to Seller than those contained in this Agreement and fails to execute a definitive agreement within 60 days after the date of delivery of the Second ROFO Notice;

(e) by Seller, if Purchaser breaches or fails to perform in any material respect any of its representations, warranties or covenants contained in this Agreement, which breach or failure to perform (i) would give rise to the failure of a condition set forth in Section 8.03(a) or 8.03(b) and (ii) cannot be or has not been cured within 30 days after the giving of written notice to Purchaser of such breach (provided that Seller is not then in material breach of any representation, warranty, covenant or agreement of Seller in this Agreement); or

(f) by Seller, if (i) all the conditions set forth in Sections 8.01 and 8.02 shall have been satisfied or waived if the Closing were to have occurred at such time (other than those conditions that by their terms are to be satisfied by actions taken at the Closing), (ii) Seller shall have given written notice to Purchaser that Seller will waive any unsatisfied condition in Section 8.03 and Seller stands ready, willing and able to consummate the Membership Interest Purchase and (iii) the Membership Interest Purchase shall not have been consummated by Purchaser within five Business Days after the date otherwise specified to be the Closing Date in accordance with Section 2.01 and Seller stood ready, willing and able to consummate the Closing through such period; except if, during such period, a party is entitled to terminate this Agreement pursuant to Section 9.01(b), 9.01(c) or 9.01(d).

SECTION 9.02 Effect of Termination. In the event of termination of this Agreement by either Seller or Purchaser as provided in Section 9.01, this Agreement shall forthwith become void and have no effect, without any liability or obligation on the part of any party, other than Section 4.05 (Brokers), Section 5.04 (Brokers), the last sentence of Section 7.01(a) (Non-Disclosure Agreement), Section 7.07 (Fees and Expenses), this Section 9.02 and Article XI, which provisions shall survive such termination, and except to the extent that such termination results from a knowing and intentional breach by a party of any representation, warranty or covenant set forth in this Agreement. Notwithstanding the foregoing, in the event that this Agreement is terminated or could have been terminated by Purchaser or Seller under Section 9.01(d) and Seller or an Affiliate of Seller consummates a transaction for the purchase of the Company (i) with Associated Asphalt Marketing, LLC (as successor-in-interest to Road Holdings III, L.L.C.) (or its successors or assigns) as contemplated by Section 9.01(d), the Company shall pay to Purchaser a termination fee in the amount of $5 million within three (3) Business Days of the consummation of such transaction by wire transfer of immediately available funds to an account designated in writing by Purchaser; provided, however, that if such transaction is not consummated, Purchaser shall be entitled to share equally in any termination fees, expenses or damages recovered by the Company from Road Holdings III L.L.C. (or any of its affiliates or guarantors of its obligations) in connection with a termination of such definitive agreement (with Purchaser’s share not to exceed $5 million); or (ii) any other person during the one year period following termination of this Agreement, Seller agrees that Seller shall pay Purchaser 50% of the positive difference between (A) the combined value of the base purchase price (as defined in such agreement) of such agreement and any additional purchase price that is actually paid pursuant to such agreement and (B) the Base Purchase Price, with such fee payable by Seller to Purchaser within three (3) Business Days of the receipt by Seller or its Affiliates of such component of the purchase price by wire transfer of immediately available funds to an account designated in writing by Purchaser (i.e., if the base purchase price pursuant to such agreement exceeds the Base Purchase Price, Purchaser shall be entitled to payment of 50% of the positive difference within three (3) Business Days following payment of the base purchase price and 50% of any additional purchase price within three (3) Business Days of payment thereof to Seller or its Affiliates); provided, however, that Purchaser’s total recovery under this clause (ii) shall not exceed $5 million. The parties and the Company agree that this Section 9.02 is an integral part of the transactions contemplated by this Agreement, and that without these agreements, the parties and the Company would not have entered into the Agreement.

SECTION 9.03 Amendment. This Agreement may be amended by the parties at any time only by an instrument in writing signed on behalf of each of the parties.

SECTION 9.04 Extension; Waiver. Any party may (i) extend the time for the performance of any of the obligations or other acts of any other party, (ii) waive any inaccuracies in the representations and warranties contained in this Agreement or in any document delivered pursuant to this Agreement or (iii) waive compliance with any of the agreements or conditions contained in this Agreement. Any agreement on the part of a party to any such extension or waiver shall be valid only if set forth in an instrument in writing signed by or on behalf of such party. The failure of any party to this Agreement to assert any of its rights under this Agreement or otherwise shall not constitute a waiver of such rights.

ARTICLE X

INDEMNIFICATION

SECTION 10.01 Purchaser’s Indemnification. From and after the Closing, Purchaser and its Affiliates, officers, directors, employees, stockholders, agents and other Representatives (collectively, “Purchaser Indemnified Persons”) shall be indemnified and held harmless by Seller from and against any and all Losses actually suffered or incurred by such Purchaser Indemnified Persons to the extent arising out of or resulting from:

(a) any breach of any representation or warranty of Seller or the Company set forth in this Agreement; provided, however, that for purposes of determining the existence of such breach and for purposes of calculation of Losses, any qualifier in any such representation or warranty as to materiality, Company Material Adverse Effect, Seller Material Adverse Effect or words of similar import shall be disregarded; provided, further, that Seller shall have no obligation to indemnify any Purchaser Indemnified Person pursuant to this Section 10.01(a) for any Taxes of the Company for any Post-Closing Tax Period, as determined in accordance with Section 7.05(m);

(b) any breach of (i) Section 6.01 or (ii) any other covenant, agreement or other obligation of Seller or any of its Affiliates (including the Company prior to Closing) set forth in this Agreement (in each case, subject to Sections 10.01(c) and 10.01(d);

(c) (i) Taxes of the Company for any Pre-Closing Tax Period or for the portion of any Straddle Period ending on the Closing Date, as determined in accordance with Section 7.05(m) and (ii) Transfer Taxes allocable to Seller as determined in accordance with Section 7.05(a); provided, however, that Seller shall not be required to indemnify or hold the Purchaser Indemnified Persons harmless for and against any such Taxes that arise from transactions that occur on the Closing Date after the Closing (including the sale or disposition of any assets); or

(d) any Retained Liabilities.

For the purposes of the indemnity provided in this Section 10.01, any Losses hereunder (including Losses related to Taxes, for which indemnification provisions are set forth in Section 10.01(c)) shall be determined on the basis of the net effect after giving effect to any actual cash payments or setoffs in each case as actually received or retained by the Purchaser Indemnified Persons as a result of the event giving rise to a claim for such indemnification.

SECTION 10.02 Equityholders’ Indemnification. From and after the Closing, Seller and its Affiliates, officers, directors, employees, stockholders, agents and other Representatives (collectively, the “Equityholder Indemnified Persons”) shall be indemnified and held harmless by Purchaser from and against, and shall be reimbursed for, any and all Losses actually suffered or incurred by such Equityholder Indemnified Persons to the extent arising out of or resulting from:

(a) any breach of any representation or warranty of Purchaser set forth in this Agreement; provided, however, that solely with respect to the calculation of Losses and not with respect to determining the existence of such breach, any qualifier in any such representation or warranty as to materiality, Purchaser Material Adverse Effect or words of similar import shall be disregarded;

(b) any breach of any covenant, agreement or other obligation of Purchaser or any of its Affiliates (including the Company after the Closing) set forth in this Agreement; or

(c) all liabilities of the Company, whether arising prior to, on or after the Closing; provided, however, that Purchaser shall not be required to indemnify or hold the Equityholder Indemnified Persons harmless under this clause (c) from and against Losses either (i) for Retained Liabilities or (ii) for which the Purchaser Indemnified Persons are otherwise entitled to indemnification under Section 10.01.

SECTION 10.03 Defense of Third Party Claims.

(a) If any legal proceedings shall be instituted or any claim is asserted by any third party (a “Third Party Claim”) in respect of which any Indemnifying Party may have an obligation to indemnify an Indemnified Party, then the Indemnified Party shall give the Indemnifying Party written notice thereof within 10 Business Days after receipt by such Indemnified Party of notice of the Third Party Claim, but any failure to so notify the Indemnifying Party shall not relieve it from any liability that it may have to the Indemnified Party other than to the extent the Indemnifying Party is actually prejudiced thereby. Thereafter, the Indemnified Party shall deliver to the Indemnifying Party, within five Business Days’ time after the Indemnified Party’s receipt thereof, copies of all material notices and documents (including court papers) received by the Indemnified Party relating to the Third Party Claim. The Indemnified Party and the Indemnifying Party agree to keep each other reasonably apprised of any additional information concerning such Third Party Claim.

(b) If a Third Party Claim is made against an Indemnified Party, the Indemnifying Party shall be entitled to participate in the defense thereof and, subject to Section 10.03(c), if it so chooses, upon written notice to the Indemnified Party within 10 Business Days after having received the applicable claim notice with respect to such Third Party Claim, to assume the defense thereof with counsel selected by the Indemnifying Party; provided that such counsel is not reasonably objected to by the Indemnified Party. Should the Indemnifying Party so elect to assume the defense of a Third Party Claim, the Indemnified Party shall be entitled to participate in such defense but the Indemnifying Party shall not be liable to the Indemnified Party for any legal expenses subsequently incurred by the Indemnified Party in connection with such participation; provided, however, that the Indemnifying Party shall be liable for such legal expenses if the Indemnified Party determines in good faith that the incurrence of the same is appropriate in light of defenses not available to the Indemnifying Party, conflicts of interest or other similar circumstances.

(c) Notwithstanding anything in Section 10.03(b) to the contrary, in no event shall the Indemnifying Party have the right to assume, or continue, the defense of a Third Party Claim if (i) such Third Party Claim relates to or arises in connection with any criminal Action, (ii) such Third Party Claim seeks an injunction or other equitable relief against any Indemnified Party or any of its Affiliates, (iii) the Indemnifying Party has an interest, other than any interest under this Agreement, with respect to such Third Party Claim, which interest conflicts (as reasonably determined by counsel for the Indemnified Party) with the interests of the Indemnified Party, (iv) the Indemnifying Party fails to diligently defend such Third Party Claim, or (v) Seller is the Indemnifying Party and the Third Party Claim is covered under or erodes the Representation and Warranty Policy.

(d) Each party shall cooperate, and cause its Affiliates to cooperate in the defense or prosecution of any Third Party Claim. Such cooperation shall include the retention and, upon a party’s reasonable request, the provision to such party of records and information that are reasonably relevant to such Third Party Claim, and making employees available on a mutually convenient basis to provide testimony or additional information and explanation of any material provided hereunder.

(e) In the event the Indemnifying Party elects to assume the defense of a Third Party Claim in accordance with Section 10.03(b), the Indemnifying Party shall obtain the prior written approval of the Indemnified Party before entering into any settlement of such claim or ceasing to defend against such claim (with such approval not to be unreasonably withheld, conditioned or delayed); provided, however, that if the Indemnifying Party assumes the defense of a Third Party Claim in accordance with Section 10.03(b), the Indemnified Party shall agree to any settlement, compromise or discharge of a Third Party Claim that the Indemnifying Party may recommend and that by its terms obligates the Indemnifying Party to pay the full amount of the liability in connection with such Third Party Claim, which unconditionally releases the Indemnified Party and its Affiliates completely in connection with such Third Party Claim and does not impose or purport to impose any obligation or restriction on such Indemnified Party or any of its Affiliates (including any injunctive or other equitable relief against any Indemnified Party or any of its Affiliates or any action or restriction upon the conduct of any business by any Indemnified Party or any of its Affiliates).

(f) Whether or not the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party shall not admit any liability with respect to, or settle, compromise or discharge, such Third Party Claim without the Indemnifying Party’s prior written consent (which consent shall not be unreasonably withheld, conditioned or delayed).

(g) If the Indemnifying Party does not assume control of the defense of such claim in accordance with Section 10.03(b), or the Indemnifying Party does not have the right to assume, or continue, the defense of such claim pursuant to Section 10.03(c), then the Indemnified Party (i) shall have the right to defend such Third Party Claim as if such Indemnified Party were not entitled to indemnification under this Article X, with counsel selected by the Indemnified Party, in all proceedings and (ii) shall keep the Indemnifying Party informed of the progress of the Third Party Claim and shall as promptly as practicable provide such Indemnifying Party with copies of all notices and documents (including court papers) received by the Indemnified Party relating to such Third Party Claim.

(h) Notwithstanding the foregoing, Sections 7.05(h) and 7.05(i), and not this Section 10.03, shall apply to any Tax Proceeding.

SECTION 10.04 Other Claims. A claim for indemnification for any matter not involving a Third Party Claim shall be asserted by the Indemnified Party to the Indemnifying Party in writing with reasonable promptness, setting forth specifically the obligation with respect to which the claim is made, the facts giving rise to and the alleged basis for such claim and, if known or reasonably ascertainable, the amount of the liability asserted or which may be asserted by reason thereof, but any failure to so notify the Indemnifying Party shall not relieve the Indemnifying Party from any liability that it may have to the Indemnified Party other than to the extent the Indemnifying Party is actually prejudiced thereby. In the event the Indemnifying Party disputes its obligation to indemnify the Indemnified Party under this Article X, the Indemnifying Party shall have 30 days after receipt of notice under this Section 10.04 to give written notice of such objection, and the grounds therefor, and the Indemnified Party shall thereafter have 30 days to respond in writing to the objection of the Indemnifying Party. If after such 30-day period there remains a dispute as to any obligation, the parties shall attempt in good faith for 30 days to agree upon the rights of the respective parties with respect to such indemnification obligation. If (i) at the end of such 30-day period or (ii) as a result of the Indemnifying Party not responding to the notice of objection in the time period provided, the parties are unable to resolve any remaining disputes, the Indemnified Party may initiate a court proceeding with respect to such claim in accordance with Section 11.10. For the avoidance of doubt, the dispute resolution procedures set forth in this Section 10.04 shall only apply to a determination of whether a claim for indemnification not involving a Third Party Claim is indemnifiable by the Indemnifying Party pursuant to Section 10.01 or Section 10.02, as applicable, and not with respect to the determination of the actual amount payable by the Indemnifying Party to the Indemnified Party in respect of such claim pursuant to this Article X, which such actual indemnifiable amount may not be known by the Indemnified Party at the time notice of such claim is provided to the Indemnifying Party or during the period in which the Indemnified Party and the Indemnifying Party are attempting to resolve any dispute with respect to such claim in accordance with this Section 10.04.

SECTION 10.05 Survival.

(a) Subject to Section 10.05(b), (i) the representations and warranties of each party contained in this Agreement (other than the Fundamental Representations and the representations and warranties set forth in Section 3.07 (the “Specified Representations”)) shall survive until the date that is 12 months after the Closing Date, (ii) the representations and warranties set forth in Section 3.07 and Section 4.04 shall survive until the date that is 60 days after the expiration of the applicable statute of limitations, (iii) the Fundamental Representations shall survive indefinitely, (iv) the covenants and agreements that by their terms apply or are to be performed in their entirety at or prior to the Closing shall survive until the date that is 12 months after the Closing Date, (v) the covenants and agreements (other than the covenants and agreement contained in Section 7.05) that by their terms apply or are to be performed in whole or in part after the Closing (including the indemnification obligations set forth in this Article X, including the obligations set forth in 10.01(d)) shall survive until fully performed in accordance with their terms, (vi) the covenants and agreement contained in Section 7.05 shall survive until the date that is 60 days after the expiration of the applicable statute of limitations and (vii) the obligation of Seller to indemnify the Purchaser Indemnified Persons for Losses pursuant to Section 10.01(c) shall survive until the date that is 60 days after the expiration of the applicable statute of limitations (the applicable date set forth in clauses (i) through (vii), the applicable “Survival Expiration Date”). Any claim for indemnity under Sections 10.01(a), 10.01(b), 10.01(c) 10.02(a) or 10.02(b) must be asserted in writing prior to the applicable Survival Expiration Date.

(b) Notwithstanding Section 10.05(a), a party’s rights to indemnification under this Article X, the other provisions of this Article X and the applicable representations, warranties or covenants giving rise to such right to indemnification shall not terminate with respect to any claim with respect to which the Indemnified Party has delivered a written notice to the Indemnifying Party prior to the applicable Survival Expiration Date, alleging in good faith a breach of any representation, warranty or covenant or other right to indemnification and setting forth, in reasonable detail, the basis for indemnification, the facts upon which the claim for indemnification is based and, if known, an estimate in reasonable detail of the Losses incurred in connection therewith; in which case, the applicable representation, warranty, covenant, agreement or right to indemnification under this Article X shall survive until, and only for purposes of, the resolution of the matters covered by all such notices related thereto.

SECTION 10.06 Indemnification Limitations. (a) Notwithstanding anything to the contrary in this Agreement:

(i) None of the Purchaser Indemnified Persons and Equityholder Indemnified Persons may assert any claim for Losses under Section 10.01(a), 10.01(b)(i) or 10.02(a), as applicable, (A) unless and until the aggregate amount of all such Losses actually incurred or suffered by such Purchaser Indemnified Persons or Equityholder Indemnified Persons, as applicable, exceeds an amount equal to 0.5% of the Base Purchase Price (the “Deductible”), and then Purchaser Indemnified Persons or Equityholder Indemnified Persons, as applicable, may recover only such Losses in excess of the Deductible and (B) for any individual claim or series of related claims where the Losses relating thereto are less than $50,000; provided, however, that the Deductible and the limitations set forth in clause (i)(B) shall not apply to any indemnification obligation of Seller or Purchaser, as applicable, arising out of or resulting from any breach of the (I) Fundamental Representations or (II) the Specified Representations;

(ii) in no event shall the aggregate liability of Seller or Purchaser, as applicable, for all claims of Losses under Section 10.01(a), 10.01(b)(i) or 10.02(a) (other than Losses in respect of a breach of the Fundamental Representations or the Specified Representations), as applicable, exceed the Indemnity Cap;

(iii) in no event shall the aggregate liability of Seller under Sections 10.01(a) and 10.01(b) (other than in respect of a breach of the representations and warranties set forth in Section 3.07) exceed an amount equal to the Base Purchase Price;

(iv) in no event shall the aggregate liability of Purchaser for all claims of Losses in respect of (1) a breach of the Fundamental Representations or (2) Section 10.02(b) and 10.02(c) exceed, in each case of clauses (1) and (2), an amount equal to the Base Purchase Price; and

(v) the Indemnity Cap shall not apply to any claims of Losses under Section 10.01(b)(ii), 10.01(c), or 10.01(d).

(b) The Indemnified Parties shall use commercially reasonable efforts to mitigate all Losses for which such Indemnified Parties are seeking indemnification under this Article X, and no Indemnified Party shall be entitled to indemnification for any Losses to the extent of any Losses that are solely attributable to such Indemnified Party’s failure to use commercially reasonable efforts to mitigate such Losses. The amount of any Losses for which indemnification is provided for under this Article X shall be offset by any amounts actually recovered in cash by the Indemnified Parties as a result of any insurance proceeds actually received by the Indemnified Parties with respect to such Losses (net of the costs and expenses of obtaining any such insurance proceeds, including the costs, if any, resulting from premium adjustments with respect to such insurance policy). Purchaser and Seller agree to (and agree to cause the other Indemnified Parties to) use commercially reasonable efforts to make any claims for insurance and/or indemnification available from any third party and to diligently pursue such claims in good faith.

(c) Any indemnification payments made pursuant to Section 10.01 or 10.02 shall be treated as an adjustment to the purchase price for all Tax purposes, unless otherwise required by applicable Law;

(d) Notwithstanding any other provision of this Agreement to the contrary, no Purchaser Indemnified Person shall be entitled to indemnification under this Article X for any Losses (i) to the extent such Losses are fully reflected in the Final Closing Adjustment and arise out of or are based upon the breach or failure to be true and correct of any representation or warranty set forth in Article III or Article IV or (ii) in respect of any liability or obligation of the Company (other than the liabilities and obligations set forth in clause (iii) of the definition of Retained Liabilities), whether arising prior to, on or after the Closing, that arises under or relates to Environmental Laws or Environmental Permits, or otherwise to Hazardous Materials, as it is the parties’ express agreement and intent that the sole and exclusive remedy for any and all such liabilities and obligations shall be pursuant to the Representation and Warranty Policy and the Environmental Policy;

(e) No party shall be entitled to make any claim for indemnification under this Article X with respect to (i) any matter forming the basis for a dispute with respect to the Closing Statement pursuant to Section 2.03 or (ii) any Loss to the extent such Indemnified Party has been indemnified or reimbursed for such Loss under any other provision of this Agreement;

(f) Upon making any indemnity payment hereunder, the Indemnifying Party will, to the extent of such payment or amount, be subrogated to all rights of the Indemnified Party against any third party in respect of the Loss to which such payment or amount related; provided, however, if an Equityholder Indemnified Person is the Indemnified Party, the Indemnifying Party making such payment or amount will not be subrogated to the rights of such Equityholder Indemnified Person if the insurer under the Representation and Warranty Policy has a right to subrogation. Without limiting the generality or effect of any other provision hereof, each Indemnified Party and Indemnifying Party will duly execute upon request all instruments reasonably necessary to evidence and perfect the above-described subrogation and subordination rights;

(g) Any liability for indemnification hereunder will be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement or more than one right to indemnification; and

(h) Except for the representations and warranties contained in Article III and Article IV, (A) Seller and the Company have not made any representation or warranty, expressed or implied, as to Seller or the Company, (B) Purchaser has not relied upon, and will not assert that it has relied upon, and specifically disclaims reliance on, any representation or warranty (express or implied) of Seller or the Company or other information regarding Seller or the Company that is not set forth in Article III or Article IV and (C) except in the case of a breach of the representations and warranties contained in this Agreement, none of Seller or its Affiliates shall have or be subject to any liability to Purchaser or any other person resulting from the furnishing prior to the date hereof to Purchaser or its Representatives, or their use of or reliance on, any such information or any information, documents or material made available prior to the date hereof to Purchaser or its Representatives in any form in expectation of, or in connection with, the Transactions.

(i) The representations, warranties, covenants and agreement of the Indemnifying Party and the Indemnified Party’s right to indemnification with respect thereto, shall not be affected or deemed waived by reason of any investigation made by or on behalf of the Indemnified Party (including any of its Representative) or by reason of the fact that the Indemnified Party or any of its Representatives knew or should have known that any such representation or warranty is, was or might be inaccurate or by reason of the Indemnified Party’s waiver of any condition set forth in Article VII or Article VIII, as applicable.

SECTION 10.07 Exclusive Remedy.

(a) Except as otherwise specifically provided in this Agreement, each party acknowledges and agrees that its sole and exclusive remedy after the Closing with respect to any and all claims relating to this Agreement, the matters addressed herein, or to the Transactions for any Losses (including Losses from claims of breach of contract, warranty, tortious conduct (including negligence) or otherwise and whether predicated on common law, statute, strict liability or otherwise) that it may suffer, incur or become subject to shall, in each case, be pursuant to the indemnification provisions set forth in this Article X , to the extent permitted by and subject to the terms and conditions of this Agreement, the Representation and Warranty Policy and the Environmental Policy. In furtherance of the foregoing, each of Purchaser and Seller hereby waives, from and after the Closing, any and all rights, claims and causes of action it may have arising under or based upon this Agreement, any applicable Law, common law or otherwise (including with respect to any rights of contribution or recovery otherwise available to such party under the Comprehensive Environmental Response, Compensation, and Liability Act or other Environmental Laws) except pursuant to the indemnification provisions set forth in this Article X, other than claims based on fraud or willful misconduct. For the avoidance of doubt, nothing in this Agreement (including this Section 10.07(a)) shall affect or limit the rights of any party with respect to any insurance policies held by such party.

(b) After the Closing, no party may bring any Action seeking to rescind the Transactions or this Agreement, whether based on fraud, gross negligence, negligence, breach of contract, breach of statute or otherwise.

(c) Any indemnification amount payable by Seller to Purchaser pursuant to this Article X may not be offset against the Remainder Payment.

ARTICLE XI

GENERAL PROVISIONS

SECTION 11.01 Notices. All notices, requests, claims, demands and other communications under this Agreement shall be in writing and shall be deemed given upon receipt by the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

(a) if to Purchaser, or, after the Closing, the Company, to:

c/o PBF Logistics GP LLC

One Sylvan Way, Second Fl.

Parsippany, New Jersey 07054

Attention: James Fedena,

Senior Vice President, Logistics

Email: jim.fedena@pbfenergy.com

with a copy (which shall not constitute notice) to:

c/o PBF Logistics GP LLC

One Sylvan Way, Second Fl.

Parsippany, New Jersey 07054

Attention: Trecia Canty,

Senior Vice President, General Counsel and Secretary

Email: trecia.canty@pbfenergy.com

(b) if to Seller, or, prior to the Closing, the Company, to:

CPI Operations, LLC

630 Fifth Avenue, 30th Floor

New York, NY 10111

Attention: General Counsel

Facsimile: (903) 496-0678

Email: Ronnie.Lyon@crownpointllc.com

and

Crown Point International LLC

c/o Lindsay Goldberg LLC

630 Fifth Avenue, 30th Floor

New York, NY 10111

Attention: J. Russell Triedman

Facsimile: (212) 373-4120

Email: triedman@lindsaygoldbergllc.com

with a copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP

Worldwide Plaza

825 Eighth Avenue

New York, NY 10019

Attention: Richard Hall

Facsimile: (212) 474-3700

E-mail: rhall@cravath.com

SECTION 11.02 Definitions.

(a) As used in this Agreement, the following terms have the following meanings:

“Action” means any claim, action, suit, order, subpoena, arbitration, audit, assessment, inquiry, proceeding or investigation by or before any Governmental Authority.

“Affiliate” means, with respect to any specified person, any other person directly or indirectly controlling or controlled by or under direct or indirect common control with such specified person and, in the case of Purchaser, includes any direct or indirect subsidiary of Purchaser (including, following the Closing, the Company). For the purposes of this definition, “control”, when used with respect to any specified person, means the power to direct the management and policies of such person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms “controlling” and “controlled” have correlative meanings. Seller and the Company shall be deemed not to be Affiliates.

“Axeon Marketing Purchase and Sale Agreement” means the Purchase and Sale Agreement dated December 24, 2016, between Intercoastal Asphalt Holdings LLC and Seller (formerly known as Axeon Specialty Products LLC), as amended from time to time.

“Base Processing Fee” means, for any Contract Year, (i) the revenue to the Company for such Contract Year from processing crude oil under the Processing Agreement, calculated in accordance with GAAP, plus (ii) unless otherwise included in clause (i) above, the consolidated gross “take or pay” revenue to the Company for such Contract Year under the Processing Agreement, calculated in accordance with GAAP.

“Benefit Agreement” means any employment, consulting, deferred compensation, indemnification, severance, change in control, retention or termination agreement or arrangement, whether or not written, between the Company, on the one hand, and any Participant, on the other hand, or pursuant to which the Company could have any obligation or liability.

“Benefit Plan” means any pension, profit-sharing, thrift or other retirement plan, employee stock ownership plan, employee stock purchase plan, deferred compensation, stock ownership, stock purchase, stock option, stock appreciation rights, restricted stock, phantom stock, stock-based performance share, bonus, commission, retention or other incentive plan, severance, change in control or termination plan, health, dental, welfare disability, death benefit or insurance plan, paid time off, fringe benefit, loan or perquisite plan or any other plan, program, policy, agreement, arrangement or understanding, whether or not written, sponsored, maintained, contributed to or required to be maintained or contributed to by the Company or pursuant to which the Company could have any obligation or liability, in each case providing benefits to any Participant and whether or not subject to United States Law.

“Business Day” means any day of the year on which national banking institutions in New York, NY are open to the public for conducting business and are not required or authorized to close.

“Casualty Event” means (i) any material damage or destruction (including by reason of any collision, fire, explosion, hurricane, tornado, earthquake, floor or terrorist act) of all or any material portion of the property or assets related to the Business after the date hereof and prior to the Closing, or (ii) any actual, pending or proposed material Taking of all or any material portion of the Company’s assets, as to which Seller or the Company has received written notice from the condemning authority, after the date hereof and prior to the Closing.

“CBA” means any collective bargaining, works council or other labor union contract or labor arrangement covering any employee of the Company, including any side agreements, settlements, or arbitration awards interpreting or applying the provision of a collective bargaining or other labor agreement.

“CITGO Agreement” means that certain Sale and Purchase Agreement, between CITGO Asphalt Refining Company and NuStar Asphalt Refining, LLC, dated November 5, 2007.

“CITGO Consent Decree” means that certain consent decree entered into among the United States, the State of Georgia, the State of Illinois, the State of Louisiana, and the State of New Jersey and CITGO Petroleum Corporation, CITGO Refining and Chemicals Company, L.P., PDV Midwest Refining, L.L.C., and CITGO Asphalt Refining Company, and filed with the United States District Court for the Southern District of Texas on October 6, 2004.

“Close of Business” means 11:59 p.m., EST/EDT, as applicable.

“Closing Adjustment” means an amount (which may be a positive or negative amount) equal to (a)(1) if the amount of the Net Working Capital is greater than the Target Net Working Capital, the dollar amount of such difference (expressed as a positive number) or (2) if the amount of the Net Working Capital is less than the Target Net Working Capital, the dollar amount of such difference (expressed as a negative number), plus (b) Closing Date Cash.

“Closing Date Cash” means the sum of all amounts of cash or cash equivalents of the Company (including amounts of any deposited but uncleared checks, drafts and wires and checks available for deposit, in each case for the account of the Company) as of the Measurement Time, calculated in accordance with the Stated Accounting Principles.

“Closing Date Payment” means cash in U.S. dollars in an amount equal to (i) the Base Purchase Price less the Remainder Payment plus (ii) the Estimated Closing Adjustment minus (iii) the Insurance Policy Expenses minus (iv) (subject to Section 2.09) the Cobalt Lease Payment.

“Cobalt Lease” means the Industrial Building Lease, by and between Cobalt Industrial Partners, L.P., a Texas limited partnership, as landlord, and NuStar Asphalt Refining, LLC, a Delaware limited liability company, as tenant, dated January 17, 2014.

“Cobalt Lease Payment” means (subject to Section 2.09) $109,982.01.

“Company Material Adverse Effect” means any event, circumstance, development, condition, occurrence, state of facts, change or effect that, individually or in the aggregate with any other event, circumstance, development, condition, occurrence, state of facts, change or effect, has or would reasonably be expected to have (i) a material adverse effect on the business, assets, liabilities, results of operations or condition (financial or otherwise) of the Company, (ii) a material adverse effect on the validity or enforceability of this Agreement or the ability of the Company to consummate the Membership Interest Purchase and the other Transactions, or (iii) any Casualty Event, other than, in the case of clause (i), resulting from any one or more of the following: (1) the effect of any change in the United States or foreign economies or securities or financial markets in general; (2) the effect of any change that generally affects any industry in which the Company operates; (3) the effect of any change in the market price of commodities or changes in margins in refined products; (4) the effect of any change arising in connection with natural disasters or acts of nature, hostilities, acts of war, sabotage or terrorism or military actions or any escalation or material worsening of any such hostilities, acts of war, sabotage or terrorism or military actions existing or underway as of the date hereof; (5) the effect of any action taken by Purchaser or its Affiliates with respect to the Transactions or with respect to the Company; (6) the effect of any changes in GAAP or applicable Laws; (7) the failure of the Company to meet internal projections; (8) the effect of taking any action expressly required by this Agreement or with the prior written consent of Purchaser; or (9) any effect resulting from the public announcement of this Agreement; provided, however, that any event, circumstance, development, condition, occurrence, state of facts, change or effect described in clauses (1), (2), (3), (4), (6) of this definition shall be taken into account in determining whether a Company Material Adverse Effect has occurred or would reasonably be expected to occur to the extent it has a disproportionate effect on the Company compared to other participants in the industry in which the Company conducts the Business.

“Company Transaction Expenses” means (x) any fees and expenses in respect of which the Company may have any liability or obligation, which arise from, were incurred in connection with, or are incident to this Agreement or the Transactions, including the fees and expenses of legal, accounting, financial and other advisors and (y) amounts that are payable by the Company triggered as a result of the execution of the Transactions or termination of employment on or before the Closing Date, including any severance or change of control payments to third parties or any stay bonuses, retention bonuses, success bonuses and other similar bonuses payable in connection with the consummation of the transactions contemplated hereby (and in each case the employer portion of any payroll Taxes payable in connection therewith).

“Contract Year” means a period under the Processing Agreement (a) commencing on the later of (i) the commencement of the Earn-Out Period and (ii) the end of the preceding Contract Year and (b) ending on the earliest of (i) the first anniversary of the commencement of such Contract Year, (ii) the termination of the Processing Agreement and (iii) the end of the Earn-Out Period.

“DLLCA” means the Delaware Limited Liability Company Act, 6 Del. C. §§ 18-101, et seq.

“Declaration of Taking” means that certain Declaration of Taking dated June 28, 2010 (Civil Action Docket Number L-1108-10) in the Superior Court of New Jersey, Law Division, Gloucester County by and between Gloucester County Improvement Authority, as plaintiff, versus NuStar Asphalt Refining, LLC, State of New Jersey, Sinclair Oil Corporation, Colonial Pipeline Company, Public Service Electric and Gas Company and Verizon New Jersey, Inc. as defendants, and recorded with the Gloucester County Clerk at Deed Book 4789, Page 315 on July 15, 2010.

“Earn-Out Period” means the period (a) commencing on the date of commencement by the Company of refining under the Processing Agreement and (b) ending on the third anniversary of the commencement of the Earn-Out Period (in the case of this clause (b), whether or not the Processing Agreement extends beyond such third anniversary).

“Earn-Out Consideration” for any Contract Year means an amount equal to 50% of all Operating Profit for such Contract Year.

“Environmental Laws” means all applicable Laws relating to pollution or protection, preservation, remediation or restoration of the environment or natural resources or, to the extent related to exposure to toxic or hazardous materials, substances or wastes, protection of human health or safety, including applicable Laws relating to Releases of toxic or hazardous materials, substances or wastes or otherwise relating to the generation, manufacture, processing, distribution, use, treatment, storage, transport, disposal or handling of toxic or hazardous materials, substances or wastes.

“Environmental Policy” shall mean a buyer-side environmental insurance policy to be purchased by Purchaser that (a) covers unknown environmental liabilities and third party claims for the Owned Real Property, (b) has a policy limit of not more than $30.0 million and (c) a retention of not less than $500,000.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“Estimated Closing Adjustment” means an amount (which may be a positive or negative amount) equal to (a)(1) if the amount of the Estimated Net Working Capital is greater than the Target Net Working Capital, the dollar amount of such difference (expressed as a positive number) or (2) if the amount of the Estimated Net Working Capital is less than the Target Net Working Capital, the dollar amount of such difference (expressed as a negative number), plus (b) Estimated Closing Date Cash.

“Fixed Costs” means (i) with respect to the first Contract Year, $3 million and (ii) with respect to any subsequent Contract Year, $3 million, increased by the same percentage as the percentage increase in the “Employment Cost Index for total compensation (not seasonally adjusted): Transportation and material moving” (as reported by the Bureau of Labor Statistics) for December of the last complete calendar year ending prior to the commencement of such Contract Year over December of 2018.

“Fundamental Representations” means (a) with respect to Seller and the Company, the representations and warranties set forth in Sections 3.01 (Organization; Good Standing; Qualification; Power and Authority), 3.02 (No Subsidiaries), 3.03 (Capitalization), 4.01 (Organization; Standing and Power), 4.02 (Authority; Execution and Delivery; Enforceability), 4.04 (Ownership) and 4.05 (Brokers) and (b) with respect to Purchaser, the representations and warranties set forth in Sections 5.01 (Organization; Standing and Power), 5.02 (Authority; Execution and Delivery; Enforceability) and 5.04 (Brokers).

“GAAP” means generally accepted accounting principles in the United States consistently applied.

“Goldberg Lindsay” means Goldberg Lindsay & Co., LLC.

“Governmental Authority” means any federal, state, local or foreign government or any subdivision, agency, instrumentality, authority, self-regulatory organization, department, commission, board bureau or other regulatory body thereof or any federal, state, local or foreign court, tribunal or arbitrator, administrative agency or commission or other governmental authority or instrumentality, domestic or foreign.

“Hazardous Material” means any material, substance or waste defined, designated, classified or otherwise regulated as toxic, hazardous, extremely hazardous, radioactive, a pollutant or a contaminant (or terms of similar import) under Environmental Laws, or for which liability is imposed under Environmental Laws, including asbestos-containing materials, polychlorinated biphenyls, petroleum and petroleum products, ethanol, biodiesel, distillates, gasoline additives, byproducts, and any fraction thereof, and methyl tertiary butyl ether.

“Indebtedness” means, with respect to the Company, without duplication, and including any accrued and unpaid interest, accrued and unpaid commitment fees and other payment obligations (including any penalties, premiums, charges, make-whole fees, breakage fees, yield maintenance amounts and similar fees) thereon: (A) obligations (1) for borrowed money or (2) evidenced by notes, debentures, bonds or other similar instruments or debt securities; (B) all obligations issued or assumed as the deferred purchase price of property, assets or services (including any obligations relating to any earn-out payments), all conditional sale obligations and all obligations under any title retention agreement; (C) all obligations for the reimbursement of any obligor on any letter of credit, banker’s acceptance, third-party guarantee or similar credit transaction solely to the extent such letters of credit, banker’s acceptances, third-party guarantees and similar credit transactions have been drawn upon and not reimbursed; (D) all obligations under capitalized leases under GAAP; (E) all obligations under any interest rate swap, forward contract, collar, cap or other hedging arrangement; (F) all obligations of the type referred to in clauses (A) through (E) above of other persons for which the Company has guaranteed repayment (to the extent of such guarantee); (G) all obligations of the type referred to in clauses (A) through (F) above of other persons secured by any Lien on any property or asset of the Company, whether or not such obligation is assumed by the Company (with Indebtedness under this clause (G) being limited, in the case of any such obligation of another person, to the lower of such obligation and the fair market value of the properties and assets securing the same); and (H) all obligations and liabilities in respect of the Company Transaction Expenses; provided, however, that Indebtedness shall not include surety bonds or letters of credit set forth in Section 3.21 of the Seller Disclosure Letter.

“Indemnified Party” means any person seeking indemnification under Article X.

“Indemnifying Party” means any party from which an Indemnified Party is seeking indemnification under Article X.

“Indemnity Cap” means an amount equal to 1% of the Base Purchase Price.

“Insurance Policy Expenses” shall mean (i) the lesser of (A) the premium paid on or prior to the Closing by Purchaser for the Representation and Warranty Policy and (B) $500,000 plus (ii) the lesser of (A) the premium paid on or prior to the Closing by Purchaser for the Environmental Policy and (B) $500,000.

“Intellectual Property” means in respect of any person, any and all intellectual property rights arising from or associated with any of the following that are licensed to or owned by such person (i) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto, and all patents, industrial designs, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, divisionals, revisions, extensions, renewals, provisionals and reexaminations thereof, (ii) all trademarks, service marks, trade dress, trade names, brand names, corporate names, logos and any other indicia of commercial source or origin, including all goodwill associated therewith, and all applications, registrations and renewals in connection therewith, (iii) all works of authorship, all copyrightable works, all copyrights, and all applications, registrations and renewals in connection therewith, (iv) all Trade Secrets and intellectual property rights in confidential and proprietary information, (v) all computer software (including source code and related documentation) (vi) internet domain names (including personalized subdomains and all Generic Top Level Domains), anywhere in the world; and (vii) all claims for damages and other remedies by reason of any past or future infringement, misappropriation or violation of any such rights, with the right to sue for, and collect the same.

“Land” means that certain real property located in the Borough of Paulsboro or Township of West Deptford, Gloucester County, New Jersey and more particularly described in Section 3.17(b) of the Seller Disclosure Letter, together with all obligations, rights, privileges and appurtenances pertaining thereto (including any rights-of-way or easements affecting such real property; provided that such agreements are Permitted Liens), less and except the real property taken by the Gloucester County Improvement Authority as more particularly described in the Declaration of Taking.

“Law” means any international convention and any federal, state, local or foreign code, law, ordinance, regulation, common law, reporting or licensing requirement, rule, statute, treaty, order, judgment, injunction, award, determination, constitution, directive or decree applicable to a person or its assets, liabilities or business, including those promulgated, interpreted or enforced by any Governmental Authority.

“Leased Real Property” means all of the real property leased, subleased, licensed or occupied by the Company, and all buildings, structures, and other improvements situated thereon and all fixtures and other items of tangible personal property attached thereto.

“LIBOR” means the LIBOR Rate administered by the ICE Benchmark Administration or the successor thereto if the ICE Benchmark Administration is no longer making a LIBOR rate available (as in effect from time to time under the Revolving Credit Agreement dated as of May 14, 2014 among Purchaser, Wells Fargo Bank, National Association and the lender parties thereto).

“Liens” means any pledges, liens, charges, mortgages, encumbrances, security interests, options, deeds of trust, hypothecation, encroachments, easements, defects or imperfections of title or any right of first refusal or other restriction on use, voting, transfer or, solely with respect to the Membership Interests, receipt of income or exercise of any other attribute of ownership, in each case, of any kind or nature whatsoever.

“Losses” means any and all actual losses, liabilities, costs and expenses (including reasonable attorneys’ fees and costs of investigation), amounts paid in settlement, awards judgments, interest, Taxes and Liens; provided, however, that Losses will not include any special, indirect, punitive, incidental or consequential damages (including lost profits or loss of goodwill) other than (i) to the extent payable to a Third Party in connection with a Third Party Claim or (ii) special, indirect, incidental or consequential damages (including lost profits or loss of goodwill) that are the reasonably foreseeable result of a breach or inaccuracy of a representation, warranty, covenant, agreement or obligation under this Agreement.

“Measurement Time” means 11:59 p.m., EST/EDT, as applicable, on the day immediately preceding the Closing Date.

“Net Energy Cost” means, with respect to any Contract Year, an amount equal to (a) the dollar amount spent on all energy and utilities incurred by the Company in connection with fulfilling obligations under the Processing Agreement for such Contract Year, calculated (if applicable) using exactly the same principles, policies and methodologies used by the Company to determine such dollar amount for purposes of establishing the Company’s entitlement to reimbursement from the customer to the Processing Agreement, minus (b) the dollar amount invoiced to the customer to the Processing Agreement for the energy and utilities used in connection with fulfilling obligations under the Processing Agreement for such Contract Year.

“Net Working Capital” means an amount (expressed as a positive or negative number), calculated without duplication and in accordance with the Stated Accounting Principles, equal to (a) the current assets of the Company determined as of the Measurement Time, but excluding (i) Closing Date Cash and (ii) Tax assets, minus (b) current liabilities of the Company determined as of the Measurement Time, including (i) prepaid storage fees but excluding (ii) Tax liabilities and all current liabilities relating to One-Time Costs, plus (c) the Tax Adjustment, if a positive amount, minus (d) the absolute value of the Tax Adjustment, if a negative amount.

“One-Time Costs” means the costs incurred in order to restore Crude Unit #1 and other related assets and equipment to full operation, as required by the Processing Agreement.

“One-Time Cost Statement” means either the Seller One-Time Cost Statement or a Purchaser One-Time Cost Statement, as applicable.

“Operating Profit” means, with respect to any Contract Year, an amount equal to (a) Total Processing Revenue for such Contract Year, minus (b) Net Energy Cost for such period, minus (c) Other Variable Costs for such Contract Year, minus (d) Fixed Costs for such Contract Year, all as calculated in accordance with this Agreement; provided, that if Operating Profit is less than zero in a Contract Year, such deficit shall be carried over to subsequent years for purposes of calculating the Earn-Out Consideration payable in respect of subsequent Contract Years.

“Other Variable Costs” means the variable current expenses incurred by the Company in performing under the Processing Agreement, specifically including inventory losses in excess of the amount permitted under the Processing Agreement and costs incurred by the Company for goods, services, feedstocks, chemicals and additives (including taxes included as part of such costs) and out-of-pocket third party expenses for maintenance, and any incremental increase in real property Taxes for the Owned Real Property if the Company or Purchaser receives a revised property Tax assessment during the Earn-Out Period that is directly attributable to restarting Crude Unit #1 and the related equipment and assets, and specifically excluding Net Energy Costs, salary and compensation costs, depreciation, amortization, interest, Taxes (except as specifically described above) and insurance, all calculated in accordance with GAAP for each Contract Year.

“Owned Real Property” means the Land and all buildings, structures and other improvements situated thereon and all fixtures and other items of tangible personal property attached thereto.

“Participant” means any current or former director, officer, employee, contractor or consultant of the Company.

“Paulsboro Terminal Services Agreement” means the Terminal Services Agreement among Seller (formerly known as Axeon Specialty Products LLC), Axeon Refining LLC and Road Holdings III, L.L.C. dated as of February 22, 2017, as amended to date.

“Permitted Liens” means: (i) statutory or common law Liens for Taxes not yet due and payable or for Taxes that the taxpayer is contesting in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (ii) Liens in favor of carriers, warehousemen, mechanics and materialmen, Liens to secure claims for labor, materials or supplies and other like Liens incurred in the ordinary course of business for amounts not yet due and payable or for amounts being contested in good faith by appropriate proceedings, (iii) restrictions on transfer of securities imposed by applicable securities Laws, (iv) Liens consisting of zoning, building, land use or planning restrictions, permits, easements, rights of way, encroachments, covenants and other similar restrictions which do not materially impair the use of such property in the conduct or operation of the Business as presently conducted, (v) Liens discharged at or prior to Closing; (vi) any matters set forth in that certain Title Policy No. 2007-80443 issued March 26, 2008 by Chicago Title Insurance Company; and (vii) any other categories of non-monetary Liens not addressed above (including any conditions that may be shown by the Survey performed prior to the Closing) that do not materially impair the use of the Owned Real Property or Leased Real Property in the conduct or operation of the Business as presently conducted or as contemplated by Seller to be conducted in connection with the Processing Agreement.

“person” means any individual, firm, corporation, partnership, company, limited liability company, trust, joint venture, association, Governmental Authority or other entity.

“Post-Closing Tax Period” means any taxable period beginning after the Closing Date and the portion of any Straddle Period beginning on the day after the Closing Date.

“Processing Agreement” means the contract entered into with Customer A with Purchaser’s consent as required in accordance with Section 2.08(h), as amended from time to time, and any replacement agreement between Customer A and the Company.

“Property Taxes” means real, personal and intangible property and similar ad valorem Taxes.

“Release” means any release, spill, emission, leaking, dumping, injection, pouring, disposal, discharge, dispersal, leaching or migration on, into or through the environment.

“Remainder Payment” means the Base Purchase Price less $75,000,000.

“Representation and Warranty Policy” shall mean a buyer-side representations and warranties insurance policy to be purchased by Purchaser, with (a) solely for purposes of determining Seller’s obligation to reimburse the premium related thereto, a coverage amount of not more than $11.2 million, and (b) a retention of not less than $560,000.

“Retained Liabilities” means all liabilities and obligations relating to (i) the Restructuring, (ii) the Excluded Employees, from an after the date of the Excluded Employee’s transfer to Seller or one of its Affiliates (other than the Company) for such Excluded Employees, (iii) all assets formerly owned by the Company that are subject to (a) the Sale and Purchase Agreement among Seller, the Company, Savannah Asphalt LLC and Epic Midstream LLC dated as of December 5, 2015, as amended to date, (b) the Asset Purchase Agreement between Seller and BKEP Materials, LLC, dated as of February 1, 2016 and (c) the Axeon Marketing Purchase and Sale Agreement (such agreements referenced in clauses (a), (b) and (c), the “Prior Transaction Agreements”), including such liabilities set forth in Section 3.16 of the Seller Disclosure Letter under the headings “Former Wilmington, NC Terminal”, “Former Dumfries, VA Terminal” and “Former Savannah, GA Facility” (iv) any breach or alleged breach by Seller or the Company of Section 40.3 of Paulsboro Terminal Services Agreement, whether arising before or after Closing, to the extent related to Seller’s or the Company’s actions in connection with this Agreement or the Transactions and (v) the Actions set forth in Section 3.15 of the Seller Disclosure Letter and any pending Actions disclosed pursuant to Section 7.02(f) of this Agreement.

“Second ROFO Notice” mean any notice given by Seller or the Company after the date of this Agreement (and only if permitted by this Agreement) under Section 40.3 of the Paulsboro Terminal Services Agreement.

“Seller Disclosure Letter” means the disclosure letter delivered by Seller to Purchaser in connection with the execution and delivery by the parties of this Agreement. The Seller Disclosure Letter shall be arranged in numbered and lettered sections and subsections corresponding to the applicable numbered and lettered sections and subsections of this Agreement, and the disclosure in any section or subsection shall be deemed to qualify other sections and subsections of this Agreement to the extent that it is reasonably apparent from the face of such disclosure that such disclosure also qualifies or applies to such other sections and subsections.

“Seller Group” means Seller and each subsidiary of Seller. Prior to the Closing, the Seller Group shall include the Company, and after the Closing the Seller Group shall exclude the Company. After the Closing, the Company and any director, officer, or employee of the Company shall not be considered an Affiliate of the Seller Group.

“Shut-Down Costs” means the out-of-pocket costs directly incurred by the Company in order to close and decommission Crude Unit #1 and other related assets and equipment at the Owned Real Property.

“Solvent” with regard to any person, means that (i) the sum of the assets of such person, both at a fair valuation and at present fair salable value, exceeds its liabilities, including contingent, subordinated, unmatured, unliquidated and disputed liabilities; (ii) such person has sufficient capital with which to conduct its business; and (iii) such person has not incurred debts, and does not intend to incur debts, beyond its ability to pay such debts as they mature. For purposes of this definition, “debt” means any liability on a claim, and “claim” means (i) a right to payment, whether or not such right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured, or (ii) a right to an equitable remedy for breach of performance if such breach gives rise to a payment, whether or not such right to an equitable remedy is reduced to judgment, fixed, contingent, matured, unmatured, disputed, undisputed, secured or unsecured. With respect to any such contingent liabilities, such liabilities shall be computed at the amount which, in light of all the facts and circumstances existing at the time, represents the amount which can reasonably be expected to become an actual or matured liability.

“Stated Accounting Principles” means the principles and methodologies used to calculate Net Working Capital and Closing Date Cash as set forth on Schedule 2.03.

“Storage Fee” means, with respect to any Contract Year, the difference between the amount invoiced to the customer under the Processing Agreement for storage for such Contract Year and $5.046 million.

A “subsidiary” of any person means another person (a) an amount of the voting securities, other voting ownership or voting partnership interests of which is sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, a majority of the equity interests of which), is owned directly or indirectly by such first person or (b) of which such first person has the power to generally direct the business and policies, whether by contract or as a general partner, managing member, joint venture, agent or otherwise.

“Support Obligation” means any Contract under which Seller or any of its Affiliates (including the Company) have agreed to act as guarantor or surety with respect to any obligation of the Company, whether by guaranty, suretyship contract, letter of credit, indemnity agreement, bond, cash deposit or otherwise, as set forth on Section 3.21 of the Seller Disclosure Letter.

“Taking” means, as to any property or asset, any taking thereof by condemnation or eminent domain or by agreement in lieu thereof with any Person authorized to exercise such rights.

“Target Net Working Capital” means -$1,476,000.

“Tax” or “Taxes” means all Federal, state and local, domestic and foreign taxes or similar duties, fees or charges or assessments thereof imposed by a Taxing Authority, in each case in the nature of a tax, including any interest, penalties and additions imposed with respect to such amount.

“Tax Adjustment” has the meaning as set forth on Exhibit C.

“Tax Returns” means all Federal, state, local, municipal, provincial and non-U.S. Tax returns, declarations, statements, reports, schedules, forms and information returns relating to Taxes (including any schedule or attachment thereto), filed or to be filed with any Taxing Authority in connection with the determination, assessment, collection or administration of any Tax.

“Taxing Authority” means any Governmental Authority or any subdivision, agency, commission or entity thereof or any quasi-governmental or private body having jurisdiction over the assessment, determination, collection or imposition of any tax (including the Internal Revenue Service).

“Title Company” means Fidelity National Title Insurance Company.

“Total Processing Revenue” means, with respect to any Contract Year, an amount equal to (a) the Base Processing Fee, plus (b) the Storage Fee, in each case, for such Contract Year.

“Trade Secrets” means all trade secrets (as defined in the Uniform Trade Secrets Act and under corresponding foreign statutory and common law), know-how, and all forms and types of financial, business, scientific, technical, economic or engineering information, including patterns, plans, compilations, program devices, formulas, designs, prototypes, methods, techniques, processes, procedures, programs or codes, whether tangible or intangible, and whether or how stored; compiled, or memorialized physically, electronically, graphically, photographically, or in writing.

“Treasury Regulations” means the final and temporary regulations promulgated pursuant to the Code by the U.S. Department of Treasury.

“WARN” means the federal Worker Adjustment and Retraining Notification Act of 1988, and similar state, local and foreign laws related to plant closings, relocations, mass layoffs and employment losses.

(b) The following terms are set forth and defined in the following respective Sections of or other locations in this Agreement:

Term	Section
Accounting Firm	Section 2.03(c)(iii)
Action	Section 11.02(a)
Affiliate	Section 11.02(a)
Agreement	Preamble
Antitrust Division	Section 7.02(b)
Axeon Marketing Purchase and Sale Agreement	Section 11.02(a)
Base Processing Fee	Section 11.02(a)
Base Purchase Price	Section 2.01
Benefit Agreement	Section 11.02(a)
Benefit Plan	Section 11.02(a)
Business	Recitals
Business Day	Section 11.02(a)
Business Information	Section 7.01(d)
Casualty Event	Section 11.02(a)
CBA	Section 11.02(a)
CITGO Agreement	Section 11.02(a)
CITGO Consent Decree	Section 11.02(a)
claim	Section 11.02(a)
Close of Business	Section 11.02(a)
Closing	Section 2.02(a)

Term	Section
Closing Adjustment	Section 11.02(a)
Closing Date	Section 2.02(a)
Closing Date Cash	Section 11.02(a)
Closing Date Payment	Section 11.02(a)
Closing Statement	Section 2.03(b)
Code	Section 2.04
Company	Preamble
Company Certificate of Formation	Section 3.01
Company Intellectual Property	Section 3.18(a)
Company LLC Agreement	Section 3.01
Company Material Adverse Effect	Section 11.02(a)
Company Registered Intellectual Property	Section 3.18(c)
Company Related Person	Section 3.08
Company Transaction Expenses	Section 11.02(a)
Consent	Section 3.04(b)
Continuation Period	Section 7.04(a)
Continuing Employee	Section 7.04(a)
Contract	Section 3.04(a)
Contract Year	Section 11.02(a)
control	Section 11.02(a)
controlled	Section 11.02(a)
controlling	Section 11.02(a)
Customer A	Section 2.08(i)
D&O Indemnified Persons	Section 7.14
debt	Section 11.02(a)
Declaration of Taking	Section 11.02(a)
Deductible	Section 10.06(a)(i)
Dispute Notice	Section 2.03(c)(i)
DLLCA	Section 11.02(a)
Earn-Out Consideration	Section 11.02(a)
Earn-Out Dispute Notice	Section 2.08(c)(ii)
Earn-Out Period	Section 11.02(a)
Earn-Out Statement	Section 2.08(b)(i)
Employment Laws	Section 3.13(b)
Environmental Laws	Section 11.02(a)
Environmental Permits	Section 3.16
Environmental Policy	Section 11.02(a)
Equityholder Indemnified Persons	Section 10.02
ERISA	Section 11.02(a)
Estimated Adjustment Statement	Section 2.03(a)
Estimated Closing Adjustment	Section 11.02(a)
Estimated Closing Date Cash	Section 2.03(a)
Estimated Net Working Capital	Section 2.03(a)
Excess Purchaser One-Time Costs	Section 2.08(f)(ii)
Excluded Employee	Section 7.04(a)
Final Closing Adjustment	Section 2.03(d)
Final Purchase Price Recoupment Amount	Section 2.03(e)(i)

Term	Section
Financial Information	Section 3.05(a)
Fixed Costs	Section 11.02(a)
FTC	Section 7.02(b)
Fundamental Representations	Section 11.02(a)
GAAP	Section 11.02(a)
GIN	Section 7.02(a)(2)
Goldberg Lindsay	Section 11.02(a)
Governmental Authority	Section 11.02(a)
Guarantee	Section 7.15
Guarantor	Section 4.08
Hazardous Material	Section 11.02(a)
HSR Act	Section 3.04(b)
HSR Filings	Section 7.02(b)
Indebtedness	Section 11.02(a)
Indemnified Party	Section 11.02(a)
Indemnifying Party	Section 11.02(a)
Indemnity Cap	Section 11.02(a)
Insurance Policies	Section 3.12
Insurance Policy Expenses	Section 11.02(a)
Intellectual Property	Section 11.02(a)
ISRA	Section 3.04(b)
Judgment	Section 3.04(a)
Land	Section 11.02(a)
Law	Section 11.02(a)
Leased Real Property	Section 11.02(a)
LG Group	Section 11.11
Liabilities	Section 3.06
LIBOR	Section 11.02(a)
Liens	Section 11.02(a)
Losses	Section 11.02(a)
LSRP	Section 7.02(a)(2)
Material Contract	Section 3.11(a)
Material Permit	Section 3.09
Measurement Time	Section 11.02(a)
Membership Interest Purchase	Section 2.01
Membership Interests	Recitals
Net Energy Cost	Section 11.02(a)
Net Working Capital	Section 11.02(a)
NJDEP	Section 7.02(a)(2)
Non-Disclosure Agreement	Section 7.01(a)
Non-Union Continuing Employee	Section 7.04(a)
One-Time Cost Dispute Notice	Section 2.08(f)(ii)
One-Time Cost Statement	Section 11.02(a)
One-Time Costs	Section 11.02(a)
Operating Profit	Section 11.02(a)
Organizational Documents	Section 3.01
Other Variable Costs	Section 11.02(a)

Term	Section
Outside Date	Section 9.01(b)(i)
Owned Real Property	Section 11.02(a)
Participant	Section 11.02(a)
parties	Recitals
party	Recitals
PAT Date	Section 2.08(g)(i)
Paulsboro Terminal Services Agreement	Section 11.02(a)
Payoff Letters	Section 2.07
Permitted Liens	Section 11.02(a)
person	Section 11.02(a)
Post-Closing Tax Period	Section 11.02(a)
Post-Signing Material Contracts	Section 3.11(b)
Pre-Closing Tax Period	Section 7.05(c)
Prior Transaction Agreements	Section 11.02(a)
Processing Agreement	Definition of “Retained Liabilities”
Property Taxes	Section 11.02(a)
Proposal	Section 7.11
Purchase Price	Section 2.01
Purchase Price Allocation	Section 7.05(l)
Purchaser	Preamble
Purchaser Adjustment Payment	Section 2.03(e)(ii)
Purchaser Indemnified Persons	Section 10.01
Purchaser Material Adverse Effect	Section 5.01
Purchaser One-Time Costs	Section 2.08(f)(ii)
Purchaser One-Time Cost Statement	Section 2.08(f)(ii)
Related Parties	Section 11.13
Release	Section 11.02(a)
Remainder Payment	Section 11.02(a)
Representation and Warranty Policy	Section 11.02(a)
Representatives	Section 2.03(c)(ii)
Restructuring	Section 1.01
Retained Liabilities	Section 11.02(a)
Rule 3-05	Section 7.06
Second Request	Section 7.02(b)
Second ROFO Notice	Section 11.02(a)
Securities Act	Section 5.09
Seller	Preamble
Seller Disclosure Letter	Section 11.02(a)
Seller Group	Section 11.02(a)
Seller Material Adverse Effect	Section 4.01
Seller One-Time Costs	Section 2.08(f)(i)
Seller One-Time Cost Statement	Section 2.08(f)(i)
Shut-Down Cost Dispute Notice	Section 2.08(g)(iii)
Shut-Down Cost Statement	Section 2.08(g)(ii)
Shut-Down Costs	Section 11.02(a)
Solvent	Section 11.02(a)
Specified Representations	Section 10.05(a)

Term	Section
Stated Accounting Principles	Section 11.02(a)
Storage Fee	Section 11.02(a)
Straddle Period	Section 7.05(c)
Straddle Period Contest	Section 7.05(i)
subsidiary	Section 11.02(a)
Support Obligation	Section 11.02(a)
Survey	Section 7.13
Survival Expiration Date	Section 10.05(a)
Taking	Section 11.02(a)
Target Net Working Capital	Section 11.02(a)
Tax	Section 11.02(a)
Tax Adjustment	Exhibit C
Tax Amount	Exhibit C
Tax Assessment	Exhibit C
Tax Deficit	Exhibit C
Tax Excess	Exhibit C
Tax Proceeding	Section 7.05(h)
Tax Proceeding Rights	Section 7.05(i)
Tax Returns	Section 11.02(a)
Taxes	Section 11.02(a)
Taxing Authority	Section 11.02(a)
Third Party Claim	Section 10.03(a)
Title Commitment	Section 7.13
Title Company	Section 11.02(a)
Total Processing Revenue	Section 11.02(a)
Trade Secrets	Section 11.02(a)
Transactions	Section 2.01
Transfer Date	Section 7.04(g)
Transfer Taxes	Section 7.05(a)
Treasury Regulations	Section 11.02(a)
Voting Company Debt	Section 3.03
WARN	Section 11.02(a)

SECTION 11.03 Interpretation. When a reference is made in this Agreement to an Article, Section or Exhibit, such reference shall be to an Article or Section of, or an Exhibit to, this Agreement unless otherwise indicated. All Exhibits and schedules annexed hereto or referred to herein and the Seller Disclosure Letter are hereby incorporated in and made a part of this Agreement as if set forth in full herein and are an integral part of this Agreement. The table of contents and headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include”, “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation”. The words “hereof”, “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement. All references herein to “dollars”, “U.S. dollars” or “$” shall be deemed to be references to the lawful money of the United States. All provisions herein qualified by the term “domestic” or “foreign” shall be construed on the basis that the United States is the relevant domestic country. The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms. Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein. References to a person are also to such person’s permitted successors and assigns (except in the case of Associated Asphalt Marketing, LLC unless expressly provided). References to the knowledge of the Company shall include the knowledge of Seller. Unless otherwise qualified, any reference to an ability to withhold consent shall be understood to mean that the withholding party may withhold such consent in its sole and absolute discretion.

SECTION 11.04 Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule or Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the Transactions is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that the Transactions are fulfilled to the extent possible.

SECTION 11.05 Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement and shall become effective when signed by each of the parties and the Company and delivered to each party and the Company. Delivery of an executed signature page of this Agreement by facsimile or e-mail transmission of a .pdf has the same legal effect as delivery of an original signed copy of this Agreement.

SECTION 11.06 Entire Agreement; No Third-Party Beneficiaries. This Agreement, together with the attached exhibits and schedule, the Seller Disclosure Letter, the Non-Disclosure Agreement, the Joint Defense and Confidentiality Agreement between Seller and Purchaser, dated as of May 15, 2018 and the Clean Team Confidentiality Agreement between Seller and Purchaser, dated as of May 15, 2018 constitute the entire agreement, and supersedes all prior agreements and understandings, both written and oral, among the parties and the Company with respect to the Transactions, and except for Section 7.02(a)(2), Section 7.14, Article X and Section 11.13, is not intended to confer upon any person other than the parties any rights or remedies.

SECTION 11.07 Governing Law. This Agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof; provided, however, that any dispute resolution by the Accounting Firm in accordance with Section 2.03(c)(iii) and Sections 2.08(c)(iv)-(vii) shall be governed by, and construed in accordance with, the laws of the State of New York, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

SECTION 11.08 Assignment. Neither this Agreement nor any of the rights, interests or obligations under this Agreement shall be delegated or assigned, in whole or in part, by operation of Law or otherwise by any of the parties or the Company without the prior written consent of the other parties or the Company, except that Purchaser may delegate or assign, in its sole discretion, any of or all its rights, interests and obligations under this Agreement to any Affiliate of Purchaser, but no such assignment shall relieve Purchaser of any of its obligations under this Agreement. Any purported assignment without such consent shall be null and void. Subject to the immediately preceding two sentences, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the parties and their respective successors and assigns.

SECTION 11.09 Specific Performance.

(a) The parties and the Company agree that irreparable damage for which monetary damages, even if available, are not an adequate remedy would occur in the event that the parties and the Company do not perform their obligations under the provisions of this Agreement (including failing to take such actions as are required of them hereunder to consummate the Transactions) in accordance with its specified terms or otherwise breach such provisions. Subject to the immediately following sentence, the parties and the Company acknowledge and agree that (i) the parties shall be entitled to an injunction or injunctions, specific performance or other equitable relief to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof in the courts described in Section 11.10 without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under this Agreement, and (ii) the right of specific enforcement is an integral part of the Transactions and without that right, neither Seller, the Company nor Purchaser would have entered into this Agreement.

(b) Each of the parties and the Company agree that it will not oppose the granting of an injunction, specific performance and other equitable relief on the basis that the other parties have an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or in equity. The parties and the Company acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in accordance with this Section 11.09 shall not be required to provide any bond or other security in connection with any such order or injunction, and the party or the Company opposing such injunction or injunctions hereby agrees that it shall not contest the amount or absence of any such bond or other security requested or offered by the party seeking such injunction or injunctions. If, prior to the Outside Date, any party brings any Action, in each case in accordance with Section 11.10, to prevent breaches of this Agreement and to enforce specifically the terms and provisions hereof, the Outside Date shall automatically be extended by (A) the amount of time during which such Action is pending plus 10 Business Days, or (B) such other time period established by the court presiding over such suit, action or proceeding, as the case may be; provided that in no event shall the Outside Date be extended longer than sixty days pursuant to clause (A) or (B).

SECTION 11.10 Jurisdiction; Consent to Service of Process; Jury Trial Waiver.

(a) All Actions arising out of or relating to this Agreement shall be heard and determined in the state courts of Delaware sitting in New Castle County, or solely if none of those courts have jurisdiction, a federal court sitting in the State of Delaware. In addition, each of the parties and the Company hereby irrevocably (i) submits to the jurisdiction of such courts (and, in the case of appeals, appropriate appellate courts therefrom) in any such Action and irrevocably waives the defense of an inconvenient forum to the maintenance of any such action or proceeding, (ii) agrees that it will not attempt to deny or defeat such personal jurisdiction by motion or other request for leave from any such court, and (iii) agrees that it will not bring any action relating to this Agreement or the Transactions in any court other than the state courts of Delaware sitting in New Castle County, or solely if none of those courts have jurisdiction, a federal court sitting in the State of Delaware. The consents to jurisdiction set forth in this paragraph shall not constitute general consents to service of process in the State of Delaware. The parties and the Company agree that service of process by certified mail, return receipt requested, to the address for notices set out in Section 11.01 shall be sufficient to satisfy all legal requirements for service of process. The parties and the Company agree that a final judgment in any such action or proceeding shall be conclusive and may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable Law.

(b) EACH OF THE PARTIES AND THE COMPANY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY THAT MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY AND THE COMPANY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT TO TRIAL BY JURY WITH RESPECT TO ANY ACTION RELATED TO OR ARISING OUT OF THIS AGREEMENT OR THE TRANSACTIONS. EACH PARTY TO THIS AGREEMENT AND THE COMPANY CERTIFIES AND ACKNOWLEDGES THAT (I) NO REPRESENTATIVE OF ANY PARTY OR THE COMPANY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT ANY OTHER PARTY OR THE COMPANY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF AN ACTION, (II) SUCH PARTY AND THE COMPANY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (III) SUCH PARTY AND THE COMPANY MAKES THIS WAIVER VOLUNTARILY, AND (IV) SUCH PARTY AND THE COMPANY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.10(b).

SECTION 11.11 Provision with Respect to Legal Representation. Each of the parties hereby agrees, on its own behalf and on behalf of its directors, members, partners, officers, employees and Affiliates, that Cravath, Swaine & Moore LLP may serve as counsel to Goldberg Lindsay and its Affiliates (the “LG Group”), on the one hand, and Seller and the other members of the Seller Group, on the other hand, in connection with the negotiation, preparation, execution and delivery of this Agreement and the consummation of the Transactions, and that, following consummation of the Transactions, Cravath, Swaine & Moore LLP may serve as counsel to any member of the LG Group or any director, member, partner, officer, employee or Affiliate of the LG Group, in connection with any litigation, claim or obligation arising out of or relating to this Agreement or the Transactions, notwithstanding such representation and each of the parties hereby consents thereto and waives any conflict of interest arising therefrom, and each of such parties shall cause any Affiliate thereof to consent to waive any conflict of interest arising from such representation. In connection with any dispute that may arise between the LG Group and Purchaser or the Company, the individual members of the LG Group involved in such dispute (and not Purchaser or the Company) will have the right to decide whether or not to waive any attorney-client privilege that may apply to any communications between Seller and Cravath, Swaine & Moore LLP that occurred before the Closing.

SECTION 11.12 Purchaser and Seller Acknowledgements.

(a) Purchaser is knowledgeable about the Business engaged in by the Company.

(b) Purchaser, Seller and the Company each acknowledge that they are sophisticated parties and have been represented by sophisticated counsel of their choosing. Purchaser acknowledges and agrees that any financial forecasts or projections relating to the Company or the Business prepared by or on behalf of Seller have been provided to Purchaser with the understanding and agreement that, except for the representations and warranties set forth in this Agreement, Seller is not making any representation or warranty with respect to such forecasts or projections and that actual future results may vary from such forecasts or projections based upon numerous factors.

SECTION 11.13 Affiliate Liability. Except as otherwise expressly set forth in this Agreement, (a) no person other than the parties, the Company and their respective successors and permitted assigns shall have any Liability under this Agreement or in connection with the Transactions and (b) notwithstanding that any party, the Company or any of their successors or permitted assigns may be a partnership or limited liability company, no person has any rights of recovery against, and no recourse under this Agreement or under any documents or instruments delivered in connection herewith or in respect of any oral representations made or alleged to be made in connection herewith or therewith shall be had against, any person who is not a party, including (i) any past, present or future, direct or indirect, director, officer, employee, incorporator, member, general or limited partner, manager, management company, stockholder, equityholder, controlling person, Affiliate, subsidiary, portfolio company, agent, attorney, Representative or assignee of, and any financial advisor, financing source or lender to, any party or the Company, (ii) any of their respective heirs, executors, administrators, successors or assigns, (iii) any past, present or future, direct or indirect, director, officer, employee, incorporator, member, general or limited partner, manager, management company, stockholder, equityholder, controlling person, Affiliate, subsidiary, portfolio company, agent, attorney, Representative or assignee of, and any financial advisor, financing source or lender to, any of the foregoing persons set forth in clauses (i) and (ii), and (iv) any of the heirs, executors, administrators, successors or assigns of the foregoing persons set forth in clauses (i) – (iii) (collectively, the persons set forth in clauses (i) through (iv) that are not parties, “Related Parties”) in connection with this Agreement or the transactions contemplated hereby, whether by or through attempted piercing of the corporate veil, by or through a claim (whether at law or equity in tort, contract or otherwise) by or on behalf of any party or the Company against any Related Party of any party or the Company, by the enforcement of any assessment or by any legal or equitable proceeding or by virtue of any applicable Law, or otherwise, it being agreed and acknowledged that no personal liability whatsoever shall attach to, be imposed on or otherwise be incurred by any Related Party of any party or the Company for any obligations of a party or the Company to this Agreement or any document or instrument delivered in connection herewith or any of such party’s or the Company’s successors or permitted assigns or in respect of any oral representations made or alleged to be made in connection herewith or therewith or for any claim (whether at law or equity or in tort, contract or otherwise) based on, in respect of, or by reason of such obligations or their creation or the transactions contemplated hereby or thereby. Each party and the Company hereby covenants and agrees that, except to the extent any Related Party of any party or the Company has any express obligations under this Agreement, it shall not institute, and shall cause its Affiliates not to institute, any legal proceeding or bring any other claim (whether at law or equity in tort, contract or otherwise) arising under, or in connection with, this Agreement or the transactions contemplated hereby, or in respect of any oral representations made or alleged to be made in connection herewith or therewith, against any Related Party of any party or the Company. Without limiting the generality of the foregoing, to the maximum extent permitted by Law, except to the extent otherwise expressly set forth in this Agreement, each party and the Company disclaims any reliance upon any Related Party of any party with respect to the performance of this Agreement, this Agreement or any representation or warranty made in, in connection with or as an inducement to this Agreement. This Section 11.13 is intended to benefit and may be enforced by any Related Party. Notwithstanding the foregoing, nothing in this Section 11.13 shall in any way limit or modify the rights and obligations of the parties or the Company under this Agreement.

[Remainder of page intentionally left blank; Signature pages follow]

IN WITNESS WHEREOF, the parties and the Company have duly executed this Agreement, all as of the date first written above.

CROWN POINT INTERNATIONAL LLC,

By:	/s/ Amy Orr

Name: Amy Orr
Title: Chief Executive Officer

Solely for purposes of Sections 7.02(a)(2), 7.14, 9.02 and the specified sections of Article XI:

CPI OPERATIONS LLC,

By:	/s/ Amy Orr
Name: Amy Orr
Title: Chief Executive Officer

PBF LOGISTICS LP

BY: PBF LOGISTICS GP LLC, its General Partner

By:	/s/ Matthew Lucey
Name: Matthew Lucey
Title: Executive Vice President